2008 ANNUAL REPORT


STRENGTH
STABILITY
SERVICE

A PILLAR OF STRENGTH IN BANKING SINCE 1874

Centrue Financial Corporation

Centrue
Financial Corporation

Mission Statement:
To help people achieve financial peace of mind

Vision Statement:
To be the premier provider of financial solutions

Core Values:
- Integrity
- Commitment to Excellence
- Ownership
- Teamwork
- Knowledge

Integrity

The staff and management team of Centrue believe that integrity is the core foundation on which all else is built. Whether it be in the numbers we report, in how we conduct ourselves at work and in our communities, or in our daily dealings with customers, honesty and ethics are at the root of every decision we make. As such, our staff and management team are held to the highest standards of ethical behavior.

Commitment to Excellence

The staff and management team of Centrue believe that a commitment to excellence, in everything we do, should be at the forefront of our daily business activities. In the products and services that we offer and the individuals who make up the Centrue team, a dedication to quality and superiority is reflected. At Centrue, we take pride in ensuring that even the most minor details of our daily operations embody this commitment. From our written communications to the way we answer the telephone, excellence will be a distinguishing attribute of Centrue.

Ownership

The staff and management team of Centrue believe that successful employees are those who think, and act, like owners of the Company and understand the far-reaching impact of their actions. At Centrue, employees are empowered to take ownership of their responsibilities and pro-actively meet important challenges head-on by being a positive and contributing member of the Centrue team. In turn, Centrue will foster an environment of accountability and personal development in which our staff can grow and thrive.

Teamwork

The staff and management team of Centrue believe that it takes the cooperative efforts of many, all working toward a common goal, to truly achieve greatness. At Centrue, we take pride in our ability to work harmoniously as a team and recognize that the impact of our collective efforts is greater than the sum of our individual contributions. At Centrue, teamwork isn't just the best way, it's the only way, to successfully execute our business strategies.

Knowledge

The staff and management team of Centrue believe that knowledge is power. Whether it be through educating our customers about their vast array of financial options or improving our own skills and abilities to better serve our customers' needs, the Centrue team is dedicated to continuously enhancing our familiarity, awareness and comprehension through experience, informal study and structured educational endeavors.

Centrue
Financial
Corporation

Dear Fellow Stockholders,

While our financial performance for 2008 fell short of our initial expectations, we were able to post solid net income of $6.4 million or $1.02 per diluted share. However, as the decrease in our level of profitability demonstrates, we were not immune to the economic challenges that our country faced even as we out-performed many other banks.

A primary focus for us throughout 2008 was to closely monitor our asset quality, as economic activity slowed significantly. While only 1.03% of our loans were nonperforming at December 31, 2008, we expect that our borrowers will continue to be negatively impacted by ongoing economic challenges. It is likely that many will find it increasingly difficult to meet the terms of their debt obligations. Based on overall economic conditions, as well as a review of our loan portfolio, we felt it was prudent to recognize an $8.1 million loan loss provision in 2008 although we experienced less than half of the amount in actual net charge-offs. The increase in provision allowed us to increase our allowance for loan losses to 1.50% of total loans and to 145.55% of nonperforming loans. We will continue to carefully scrutinize the performance of our borrowers and remain committed to proactively identify and aggressively remediate problem credits.

Balancing 2008 performance with our long-range objectives, Centrue adhered to disciplined capital management strategies. Following our closing on $32.7 million in the U.S. Treasury's Capital Purchase Program on January 9, 2009, we have over $53.0 million of capital in excess of minimum standards for a 'well-capitalized' institution. Our participation has further strengthened our balance sheet and capital position, improved our liquidity position and provided capital at more attractive rates than what is available in the current market. Another aspect of our capital management plan included the payment of and reduction to a $0.07 quarterly cash dividend on the Company's common stock for the fourth quarter of 2008. It marks the 95th consecutive quarter of dividends paid to stockholders and the first dividend reduction in the Company's history. The decision reflected our desire to provide a fair return to our shareholders, even as we prudently manage our business. Adjusting our dividend level will help us maintain our strong capital position while navigating through the current economic slowdown.

Included in our 2008 results was $3.4 million of pre-tax non-cash charges against earnings. We recorded an impairment charge totaling $2.7 million on certain trust preferred securities that became other than temporarily impaired as a result of deteriorating cash flows, illiquidity and credit concerns within the financial markets. Also, in order to better concentrate on our core banking strengths of making loans and gathering deposits, we sold all units of our wealth management business line and recognized impairment charges of $724,000.

We were able to maintain a stable net interest margin of 3.32% in 2008 compared to 3.35% in 2007. This was accomplished despite significant decreases in the level of general market interest rates and lower earnings on the Company's loan portfolio as 40% of our loans float downward upon a rate change. Pricing on liabilities decreased, but at a slower rate, partially due to strong competition for deposits. Due largely to ongoing competitive pressure in pricing loans and deposits, the protracted economic downturn and our interest rate sensitivity position, we do expect the margin will remain under pressure throughout 2009.

As a result of cost savings initiatives, a continued commitment to fiscal discipline and the successful execution of our branch divestiture strategy, we improved our efficiency ratio and reduced noninterest expense levels. We completed the sale of four branches in Northwestern Illinois in the first half of 2008 at a small profit which also led to reductions in the number of full-time equivalent employees, occupancy and other expense levels. While our management team worked extremely hard during the year, no management bonuses were paid for 2008, other than those mandated by contractual obligations, since our financial results fell short of expectations.

Despite ongoing economic challenges, we continued to prudently extend credit to our borrowers as evidenced by growth in our loan portfolio to $1.004 billion at year-end from $957.3 million in 2007. While growth was largely generated in the St. Louis market with a concentration in commercial real estate, we continued our commitment to meet credit needs in all of our communities. Centrue continues to have no direct exposure to sub prime mortgages.

To fund our asset growth, we remained focused on profitably growing deposits as well as deepening existing and developing new customer relationships. Deposits at December 31, 2008 totaled $1.049 billion as compared to $1.033 billion in 2007. Excluding $54.7 million in deposits related to branch sales recorded in the first and second quarters of 2008, total deposits increased $70.7 million or 7.2%. Consistent with our mission "to help people achieve financial peace of mind," we voluntarily participated in the FDIC's Transaction Account Guarantee Program. This program provides unlimited insurance coverage in addition to and separate from the $250,000 coverage available under the FDIC's insurance rules for certain account types and is available to Centrue customers through the end of 2009. This is just one of many steps we took throughout the year to assure our customers that we are focused on managing our business safely and soundly.

We are certainly in unprecedented economic times and there are many complex factors in today's financial arena that we cannot control, including how long the current recession will last and the growing overall negative public perception of the banking industry. We do believe that we can mitigate the risks associated with the current financial crisis by maintaining our focus on a strong capital management plan, a prudent approach to asset quality matters, an ongoing commitment to deposit gathering, compliance with law and regulations, fiscal discipline and providing outstanding service to our customers. We will continue to concentrate our efforts on maintaining the strength and stability of Centrue as we strive to maximize long-term shareholder value and fulfill our obligations to all of our stakeholders.

On behalf of the entire Centrue family, we thank you for your continued support and look forward to serving you throughout 2009.

Dennis J. McDonnell
Chairman of the Board

Thomas A. Daiber
President and Chief Executive Officer

Centrue Financial Corporation

March 23, 2009

Dear Fellow Stockholder:

You are cordially invited to attend Centrue Financial Corporation's annual meeting of stockholders at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Wednesday, April 22, 2009, at 8:00 a.m. local time.

Your board of directors has nominated three persons to serve as Class II directors on the board of directors. Their names appear in the enclosed proxy materials. All three of the nominees are incumbent directors. The board of directors recommends that you vote your shares for each of the nominees.

You are welcome to attend the meeting in person. Because it is important that your shares be represented at the meeting, please sign and return the enclosed proxy, whether or not you plan to attend the meeting. This will save us additional expense in soliciting proxies and will ensure that your shares are represented at the meeting.

A copy of our annual report to stockholders for 2008 is also enclosed. Thank you for your attention to this important matter.

Very truly yours,

Thomas A. Daiber
President and
Chief Executive Officer

7700 Bonhomme Avenue • St. Louis Missouri • 314-505-5500

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Centrue Financial Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 22, 2009

TO HOLDERS OF COMMON STOCK:

The annual meeting of stockholders of Centrue Financial Corporation, a Delaware corporation, will be held at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Wednesday, April 22, 2009, at 8:00 a.m. local time, for the purpose of considering and voting upon the following matters:

1. To elect three Class II directors.

2. To approve the compensation of Centrue's named executive officers as determined by the executive & compensation committee.

3. To take action with respect to any other matters that may be properly brought before the meeting and that might be considered by the stockholders of a Delaware corporation at their annual meeting.

We are not aware of any other business to come before the meeting. Only those stockholders of record as of the close of business on February 23, 2009, shall be entitled to notice of the meeting and to vote at the meeting and any adjournments or postponements of the meeting. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the meeting, the meeting may be adjourned or postponed in order to permit our further solicitation of proxies.

By Order of the Board of Directors

Thomas A. Daiber
President and
Chief Executive Officer

St. Louis, Missouri
March 23, 2009

PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOUR VOTE IS IMPORTANT TO ENSURE THAT A MAJORITY OF THE STOCK IS REPRESENTED. YOU ARE WELCOME TO ATTEND THE MEETING, AND IF YOU DO YOU MAY VOTE YOUR STOCK IN PERSON IF YOU WISH. IF YOU LATER FIND THAT YOU MAY BE PRESENT AT THE MEETING OR FOR ANY OTHER REASON DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME PRIOR TO ITS EXERCISE. STOCKHOLDERS HOLDING SHARES IN BROKERAGE ACCOUNTS ("STREET NAME" HOLDERS) WHO WISH TO VOTE AT THE MEETING WILL NEED TO OBTAIN A PROXY FROM THE INSTITUTION THAT HOLDS THEIR SHARES.

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Centrue Financial Corporation

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by the board of directors of Centrue Financial Corporation of proxies to be voted at the annual meeting of stockholders to be held at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Wednesday, April 22, 2009, at 8:00 a.m., local time, or at any adjournments or postponements of the meeting.

Centrue Financial Corporation, a Delaware corporation, is a regional financial services company based in St. Louis, Missouri which has one bank subsidiary. Our offices serve a market area which extends from the far western and southern suburbs of the Chicago metropolitan area across Central and Northern Illinois down to the metropolitan St. Louis area.

This proxy statement and the accompanying notice of meeting and proxy are first being mailed to holders of shares of our common stock, par value $1.00 per share, on or about March 23, 2009 to stockholders of record as of February 23, 2009. We are required to file an annual report, called a Form 10-K, with the SEC. A copy of Form 10-K for the fiscal year ended December 31, 2008 is enclosed for your reference.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting
The proxy statement and annual report to security holders are available in the investor relations section of our website at www.centrue.com.

Voting Rights and Proxy Information

The board of directors has fixed the close of business on February 23, 2009, as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting. Our transfer books will not be closed between the record date and the date of the annual meeting. The board of directors hopes that all stockholders can be represented at the annual meeting. Whether or not you expect to be present, please sign and return your proxy in the enclosed self-addressed, stamped envelope. Stockholders giving proxies retain the right to revoke them at any time before they are voted by written notice of revocation to the secretary of Centrue Financial Corporation and stockholders present at the meeting may revoke their proxy and vote in person.

The shares represented by each valid proxy received in time will be voted at the annual meeting and, if a choice is specified on the proxy, it will be voted in accordance with that specification. If no instructions are specified in a signed proxy returned to the company, the shares represented thereby will be voted in **FAVOR** of the election of the directors listed in the enclosed proxy and **FOR** the approval of our executive officers' compensation. If any other matters are properly presented at the annual meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the individuals named as proxies and acting thereunder will have the authority to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. If the annual meeting is adjourned or postponed, a proxy will remain valid and may be voted at the adjourned or postponed meeting. As of the date of printing of this proxy statement, we do not know of any other matters that are to be presented at the annual meeting other than the election of three Class II directors and the non-binding executive compensation proposal.

Stockholders giving proxies retain the right to revoke them at any time before they are voted by written notice of revocation to the secretary of Centrue Financial Corporation or by a later executed proxy. Attendance at the annual meeting will not automatically revoke a proxy, but a stockholder attending the annual meeting may request a ballot and vote in person, thereby revoking a prior granted proxy.

On February 23, 2009, we had 6,028,491 issued and outstanding shares of common stock. For the election of directors, and for all other matters to be voted upon at the annual meeting, each share of common stock is entitled to one vote. A majority of the outstanding shares of the common stock must be present in person or represented by proxy to constitute a quorum for purposes of the annual meeting. Abstentions and broker non-votes (i.e., shares held by brokers in street name, voting on certain matters due to discretionary authority or instructions from the beneficial owners but not voting on other matters due to lack of authority to vote on such matters without instructions from the beneficial owner) will be counted for purposes of determining a quorum but will not count toward the determination of whether such matters are approved or directors are elected. Directors will be elected by a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote. In all other matters, the affirmative vote of the majority of shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the subject matter shall be required to constitute stockholder approval.

I. ELECTION OF DIRECTORS

We have a staggered board of directors, divided into three classes. One class is elected annually to serve for three years. At the annual meeting, our stockholders will be entitled to elect three Class II directors for terms of three years or until their successors are elected and qualified. Each of the nominees for election as Class II directors are incumbent directors. Our board of directors has reviewed the independence of the nominees for election to the board and the independence of the incumbent directors in accordance with the standards of the Nasdaq Stock Market. In accordance with such review, the board of directors has determined that each of Messrs. Berry, Breipohl, Ganim, Griffith, Hejna, McDonnell, Shinkle, Smith and Sullivan are independent under those standards.

The proxy provides instructions for voting for all director nominees or for withholding authority to vote for one or more director nominees. Unless instructed to the contrary, the persons acting under the proxy which we are soliciting will vote for the nominees listed below. In the event, however, that any nominee shall be unable to serve, which is not now contemplated, the proxy holders reserve the right to vote at the annual meeting for a substitute nominee.

Information About Directors and Nominees

Set forth below is information, current as of February 23, 2009, concerning the nominees for election and for the other directors whose terms of office will continue after the meeting, including the age, year first elected a director and business experience of each during the previous five years. Unless otherwise indicated, each person has held the positions shown for at least five years. The three nominees, if elected at the annual meeting, will serve as Class II directors for three-year terms, expiring in 2012. **We recommend that you vote your shares FOR all three nominees.**

NOMINEES

Name (Age)	**Director Since**	**Position with Centrue Financial Corporation and Principal Occupation**
Class II (term expires 2012)		
Michael A. Griffith (Age 50)	2006	Director of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since 2002); founder and Chief Executive Officer of Aptuit, Inc. (2004-August 2008); Self-employed Investor (August 2008 – present)
Michael J. Hejna (Age 55)	2006	Director of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since 2003); President and Chief Executive Officer of Gundaker Commercial Group, Inc.

NOMINEES (Continued)

Name (Age)	Director Since	Position with Centrue Financial Corporation and Principal Occupation
Class II **(term expires 2012)**		
John A. Shinkle (Age 57)	1997	Director of Centrue Financial Corporation; Senior Vice President, Stifel Nicolaus & Company, Inc. (2006-present); Executive Vice President and Director, Synovus Securities, Inc. (1986-2006)

CONTINUING DIRECTORS

Name (Age)	Director Since	Position with Centrue Financial Corporation and Principal Occupation
Class III **(term expires 2010)**		
Thomas A. Daiber (Age 51)	2006	Director, President and Chief Executive Officer of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since October 2003)
Dennis J. McDonnell (Age 66)	2000	Director and Chairman of the Board of Centrue Financial Corporation; Director and Chairman of the Board of Centrue Bank since November 2006; Chairman, McDonnell Investment Management, LLC.
Mark L. Smith (Age 59)	2006	Director of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since 2001); President of Smith, Koelling, Dykstra & Ohm, P.C., managing member of Solutions for Wealth Management, LLC and North Convent, LLC.
Scott C. Sullivan (Age 54)	1996	Director of Centrue Financial Corporation; Director of Centrue Bank since November 2006; Attorney, Williams McCarthy LLP
Class I **(term expires 2011)**		
Richard J. Berry (Age 56)	1985	Director of Centrue Financial Corporation and Centrue Bank; Attorney, Myers, Berry, O'Conor & Kuzma, Ltd.
Walter E. Breipohl (Age 55)	1993	Director of Centrue Financial Corporation and Centrue Bank; Owner/Broker, Walter E. Breipohl & Company
Randall E. Ganim (Age 55)	2006	Director of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since 2005); President of Ganim, Meder, Childers & Hoering, P.C.

All of our directors will hold office for the terms indicated, or until their respective successors are duly elected and qualified. There are no arrangements or understandings between Centrue Financial Corporation and any person pursuant to which any director has been selected. No member of the board of directors is related to any other member of the board of directors.

Board Committees and Meetings

Our board of directors generally meets on a quarterly basis. The board of directors met six times during 2008. During 2008, all directors attended at least 75 percent of the meetings of the board and the committees on which they served. Our board of directors has standing executive & compensation, corporate governance & nominating and audit committees.

Executive & Compensation Committee

The members of the executive & compensation committee are Messrs. Griffith (Chair), Hejna, McDonnell and Shinkle. The committee met four times during 2008. The executive & compensation committee adopted a charter on June 16, 2005, which was last revised in January 2009. The executive & compensation committee charter combines the duties of both the executive committee and the compensation committee and is available on the company's website at www.centrue.com.

The executive & compensation committee is organized, and its members appointed, by the board of directors to carry out the responsibilities of the board of directors relating to the effective administration of the company's executive compensation and benefits programs as well as the general oversight of the company's compensation program for all company employees. The committee responsibilities include reviewing the performance of the CEO and all compensation matters for our executive officers. The committee is comprised of four independent directors and is responsible for providing oversight to ensure that the company's compensation incentives and benefits are competitive and are aligned with company goals so that such goals can be successfully achieved.

The executive & compensation committee does not generally delegate any matters relating to the compensation and benefits of named executive officers to any other party other than to the full board of directors. Items of daily management and decisions relating to company-wide compensation and benefits, not specifically targeting named executive officers, is delegated to company management to the extent that it does not result in decisions that may materially benefit named executive officers in comparison with the overall employee population. The company's chief executive officer may recommend or provide information for consideration regarding the compensation and benefits of named executive officers to members of the board of directors.

In the course of determining base salaries and total compensation for our executive officers, the committee reviews data for institutions which are deemed to be the company's peer group. In determining base salaries throughout 2008, the committee considered peer data as compiled and reported internally and by consultants including Amalfi Consulting. When determining the base salaries of the chief executive officer and the chief financial officer, specifically, the committee reviewed a group of ten high-performing publicly traded banks ranging in asset size from $1-2 billion with respect to their base salaries, bonus, all other compensation and total compensation. This group included: Camden National Corp, Columbia Bancorp, Horizon Bancorp, Lakeland Financial Corp, Merchants Bancshares, Royal Banchshares, SY Bancorp, Southside Bancshares, Univest Corp and West Bancorporation. These institutions were identified as "high performing" based on each having achieved a return on equity consistent with the company's goal of being in the upper quartile of comparably sized institutions in relation to this benchmark. No peer institutions were selected from the states of California, Florida or New York. The committee also reviewed a group of 17 comparably-sized Midwest financial institutions with respect to direct compensation, bonus, total equity, retirement benefits, all other compensation and total compensation specific to the positions of chief executive officer, chief financial officer, and the next three most highly compensated officers. This group included: Lakeland Financial Corporation, Enterprise Financial Services Corp, Farmers Capital Bank Corporation, People Bancorp Inc., Mercantile Bancorp Inc., S.Y. Bancorp, Inc., QCR Holdings, Inc. Porter Bancorp, Inc., MBT Financial Corp., West Bancorporation Inc., Firstbank Corporation, Hawthorn Bancshares, Inc., Horizon Bancorp, German American Bancorp, Inc., Princeton National Bancorp, Inc., Dearborn Bancorp, Inc., and Camco Financial Corporation.

The executive & compensation committee also periodically reviews director compensation. This oversight may be done in conjunction with or as delegated to the corporate governance committee or the full board of directors.

Audit Committee

The audit committee is responsible for assisting the board of directors with oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) the performance of our internal accounting function and independent auditors. The audit committee has the direct authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors, and is an "audit committee" for purposes of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the audit committee are Messrs. Smith (Chair), Breipohl, Ganim and Sullivan. The committee met ten times during 2008.

Corporate Governance & Nominating Committee

Our board of directors has a corporate governance & nominating committee which consists of four directors. Messrs. McDonnell (Chair), Hejna, Smith and Sullivan are the current members of this committee. The corporate governance & nominating committee identifies individuals to become board members and selects, or recommends for the board's selection, director nominees to be presented for stockholder approval at the annual meeting of stockholders or to fill any vacancies. The corporate governance & nominating committee met once in 2008.

Our board of directors has adopted a written charter for the corporate governance & nominating committee. The charter and principles are available on the company's website at www.centrue.com. Based upon the review described above under the section "Election of Directors", the board of directors has determined that each of the members of our corporate governance & nominating committee is independent under the applicable standards of the Nasdaq Stock Market.

The corporate governance & nominating committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a person or persons for consideration as a nominee for election to the board of directors must send a written notice by mail, c/o corporate governance & nominating committee, Centrue Financial Corporation, 7700 Bonhomme Avenue, St. Louis, Missouri 63105, that sets forth: (1) the name, address (business and residence), date of birth and principal occupation or employment (present and for the past five years) of each person whom the stockholder proposes to be considered as a nominee; (2) the number of shares of the common stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by each such proposed nominee; (3) any other information regarding such proposed nominee that would be required to be disclosed in a definitive proxy statement to stockholders prepared in connection with an election of directors pursuant to section 14(a) of the Securities Exchange Act of 1934; and (4) the name and address (business and residential) of the stockholder making the recommendation and the number of shares of the common stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by the stockholder making the recommendation.

We may require any proposed nominee to furnish additional information as may be reasonably required to determine the qualifications of such proposed nominee to serve as a director of Centrue Financial Corporation. Stockholder recommendations will be considered only if received no less than 120 days or no more than 150 days before the date of the proxy statement sent to stockholders in connection with the previous year's annual meeting of stockholders. The corporate governance & nominating committee will consider any nominee recommended by a stockholder in accordance with the preceding paragraph under the same criteria as any other potential nominee.

The corporate governance & nominating committee seeks board members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions they can make to the board in performing its oversight responsibilities. The corporate governance & nominating committee uses a subjective process for identifying and evaluating nominees for director, based on the information available to, and the subjective judgments of, the members of the corporate governance & nominating committee and our then current needs. We do not believe there would be any difference in the manner in which the committee evaluates nominees based on whether the nominee is recommended by a stockholder or not.

Code of Ethics

The company has adopted a code of ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics contains written standards that we believe are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications we make;
- Compliance with applicable governmental laws, rules and regulations;
- The prompt internal reporting of violations of the code to an appropriate person or persons named in the code; and
- Accountability for adherence to the code.

Stockholder Communications with the Board and Policy for Director Attendance at Annual Meetings

Our board of directors has a process for stockholders to send communications to the board of directors, its executive & compensation committee, its corporate governance & nominating committee or its audit committee, including complaints regarding accounting, internal accounting controls, or auditing matters. Communications can be sent to the board of directors, its executive & compensation committee, its corporate governance & nominating committee or its audit committee or specific directors either by regular mail to the attention of the board of directors, its executive & compensation committee, its corporate governance & nominating committee, its audit committee or specific directors, at our principal executive offices at 7700 Bonhomme Avenue, St. Louis, Missouri 63105. All of these communications will be reviewed by our secretary (1) to filter out communications that our secretary deems, in his or her reasonable judgment, are not appropriate for our directors, such as spam and communications offering to buy or sell products or services, and (2) to sort and relay the remainder to the appropriate committee or directors.

We expect and encourage all of our directors and nominees for election as directors to attend the annual meeting of stockholders, absent a compelling reason. All of our directors at the time of the 2008 annual meeting of stockholders, with the exception of Mr. Griffith, attended that meeting.

Compensation of Directors

Each non-employee Centrue Financial Corporation director received an annual retainer of $10,000, and each non-employee Centrue Bank director received an annual retainer of $5,000. Additionally, the audit committee chairman received an annual retainer of $40,000. Each non-employee Centrue Financial Corporation director earned a fee of $1,750 for each board meeting attended and $750 for each committee meeting attended, and each non-employee Centrue Bank director earned $1,500 for each board meeting attended, $1,000 for each credit committee meeting attended and $750 for all other committee meetings attended. Additionally, the credit committee chairman received an annual retainer of $18,350. Non-employee directors may also receive an annual grant of options to purchase shares of common stock under the company's 2003 Stock Option Plan. The 2003 Stock Option Plan provides for annual formula grants to each of our directors of options to purchase shares of common stock with an exercise price of not less than 100% of the then current market price of the common stock on the date of the grant. Such previously issued options were exercisable over five years. During 2008, non-employee directors were granted 5,000 in stock options.

Director Compensation

Name	Fees Earned or Paid in Cash ($) [(1)]	Stock Awards ($)	Option Awards ($) [(2)]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Richard J. Berry	$ 65,250	---	$ 23,100	---	---	---	$ 88,350
Walter E. Breipohl	$ 73,750	---	$ 23,100	---	---	---	$ 96,850
Randall E. Ganim	$ 51,750	---	$ 23,100	---	---	---	$ 74,850
Michael A. Griffith	$ 32,500	---	$ 23,100	---	---	---	$ 55,600
Michael J. Hejna	$ 86,350	---	$ 23,100	---	---	---	$ 109,450
Dennis J. McDonnell	$ 36,000	---	$ 18,450	---	---	---	$ 54,450
John A. Shinkle	$ 34,333	---	$ 18,450	---	---	---	$ 52,783
Mark L. Smith	$ 85,750	---	$ 23,100	---	---	---	$ 108,850
Scott C. Sullivan	$ 40,500	---	$ 23,100	---	---	---	$ 63,600

(1) Includes deferrals of director fees earned in 2008 pursuant to the Centrue Financial Corporation Non-Employee Directors' Deferred Compensation Plan, which became effective January 1, 2007. The Plan allows participants to defer up to 100% of director fees earned. Participant deferrals are invested in a phantom account representing units of Centrue Financial Corporation common stock. As of December 31, 2008, participants in the Plan held the following shares in their accounts: Mr. Ganim-6,401 shares; Mr. Griffith-1,366 shares; Mr. Hejna-9,713 shares; Mr. Smith-5,214 shares; and Mr. Sullivan-5,048 shares. Also includes fees related to bank committees including the credit committee, compliance committee, Sarbanes-Oxley steering committee, asset management group investment committee, trust administrative committee and annual retainer for the credit committee chairman.

(2) Stock option values are based on the Black-Scholes model assuming a five-year option life. Stock option awards issued in 2008 for the above directors vested at issuance. The amount reflected above is the portion of options that were expensed in 2008 per FASB 123R for prior years and the entire amount for options issued in 2008. The grant date market values of the option awards made in 2008 that are listed in the table above were as follows for the following directors: Mr. Berry-$18,450; Mr. Breipohl-$18,450; Mr. Ganim-$18,450; Mr. Griffith-$18,450; Mr. Hejna -$18,450; Mr. McDonnell-$18,450; Mr. Shinkle-$18,450; Mr. Smith-$18,450 and Mr. Sullivan-$18,450. As of December 31, 2008, the following directors listed in the table above have the following number of option awards outstanding: Mr. Berry-29,500 shares; Mr. Breipohl-29,500 shares; Mr. Ganim-16,000 shares; Mr. Griffith-64,000 shares; Mr. Hejna-28,000 shares; Mr. McDonnell-17,500 shares; Mr. Shinkle-29,500 shares; Mr. Smith-34,000 shares and Mr. Sullivan-29,500 shares.

II. ADVISORY VOTE ON EXECUTIVE COMPENSATION

On February 17, 2009, the President signed into law the American Recovery and Reinvestment Act of 2009. Among other things, the broad sweeping legislation requires that "TARP recipients during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding shall permit a separate [nonbinding] shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission." The nonbinding vote is required annually at each annual or other meeting of shareholders during the period that any obligation arising from financial assistance provided under the TARP remains outstanding.

On January 9, 2009, the Company completed the sale of $32.7 million of preferred stock and a warrant to purchase up to 508,320 shares of the Company's common stock to the U.S. Treasury under the TARP Program. As a result, the Company is submitting this nonbinding proposal for consideration by shareholders in compliance with Section 7001 of the American Recovery and Reinvestment Act of 2009.

This proposal, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the executive compensation of the Company, as described in the "Compensation Discussion and Analysis" and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement. "

Because your vote is advisory, it will not be binding upon the Board. However, the executive & compensation committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE EXECUTIVE COMPENSATION OF THE COMPANY, AS DESCRIBED IN THE "COMPENSATION DISCUSSION AND ANALYSIS", AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 23, 2009, by each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, by each director or nominee, by each executive officer named in the summary compensation table which can be found later in this proxy statement, and by all of our directors and executive officers as a group.

The following table is based on information supplied to us by the directors, officers and stockholders described above. The company has determined beneficial ownership in accordance with the rules of the SEC. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of February 23, 2009 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 6,028,491 shares outstanding as of February 23, 2009. Unless otherwise indicated, the address for each person listed below is 7700 Bonhomme Avenue, St. Louis, Missouri 63105.

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership[(1)(2)(3)]	Percent of Class
5% Stockholders		
Wayne W. Whalen 333 W. Wacker Drive, Suite 2100 Chicago, Illinois 60606	879,396[(4)]	14.59%

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership(1)(2)(3)	Percent of Class
5% Stockholders (Continued)		
Tontine Partners 55 Railroad Avenue, 1st Floor Greenwich, Connecticut 06830	520,070	8.63%
Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019	302,555	5.02%
Directors and Nominees		
Richard J. Berry	49,411(5)	*
Walter E. Breipohl	46,829	*
Thomas A. Daiber	118,989(6)	1.97%
Randall E. Ganim	61,225(7)	1.02%
Michael A. Griffith	105,343(8)	1.75%
Michael J. Hejna	68,521(9)	1.14%
Dennis J. McDonnell	686,341(10)	11.38%
John A. Shinkle	38,949(11)	*
Mark L. Smith	56,843(12)	*
Scott C. Sullivan	47,341(13)	*
Other Named Executive Officers		
Donald M. Davis	29,596(14)	*
Steven E. Flahaven	16,602(15)	*
Everett J. Solon	62,923(16)	1.04%
Kurt R. Stevenson	27,141(17)	*
All directors and all executive officers as a group (21 persons)	1,480,462(18)	24.56%

* Indicates less than one percent.

(1) The information contained in this column is based upon information furnished to us by the persons named above and the members of the designated group. Amounts reported include shares held directly as well as shares which are held in retirement accounts and shares held by members of the named individuals' families or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective individual may be deemed to have sole or shared voting and/or investment power. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below. Inclusion of shares shall not constitute an admission of beneficial ownership or voting and investment power over included shares.

(2) Amounts shown include shares obtainable as of February 23, 2009 (or obtainable within 60 days of February 23, 2009) through the exercise of options to purchase shares of common stock granted under the company's stock option plans as follows: Mr. Berry-24,500 shares; Mr. Breipohl-24,500 shares; Mr. Daiber-65,400 shares; Mr. Ganim-13,000 shares; Mr. Griffith-61,000 shares; Mr. Hejna-25,000 shares; Mr. McDonnell-14,500 shares; Mr. Shinkle-24,500 shares; Mr. Smith-31,000 shares; Mr. Sullivan-24,500 shares; Mr. Davis-21,000 shares; Mr. Flahaven-4,000; Mr. Solon-18,307 shares and Mr. Stevenson-18,262 shares. Option holders have the sole power to exercise their respective options and would also be entitled to exercise sole voting and investment power over the shares issued upon the exercise of such options.

(3) Amounts shown also include phantom shares obtainable as of February 23, 2009 (or obtainable within 60 days of February 23, 2009) in accordance with the terms of the company's non-employee directors' deferred compensation plan and the executive deferred compensation plan to participants as follows: Mr. Daiber-2,320 shares; Mr. Ganim-9,148 shares; Mr. Griffith-1,366 shares; Mr. Hejna-12,443 shares; Mr. Smith-6,889 shares; Mr. Sullivan-6,873; Mr. Davis-1,504 shares; Mr. Flahaven-2,166 shares; Mr. Solon-1,151 shares and Mr. Stevenson-1,262 shares.

(4) Includes shares held by Mr. Whalen's wife, Paula Wolff, Mr. Whalen's children, the WPW Family Foundation and WPW Associates, L.P., a family limited partnership, with shared voting and investment power over such shares. The amount above also includes approximately 86,021 shares which are issuable upon the conversion of 1,381 shares of Centrue Financial Corporation convertible preferred stock held by Mr. Whalen.

(5) Includes 11,100 shares held in trusts for which Mr. Berry is a co-trustee, over which shares Mr. Berry has shared voting and investment power.

(6) Includes 16,968 shares held jointly by Mr. Daiber and his spouse and 1,440 shares held in an individual retirement account for the benefit of his spouse, over which shares Mr. Daiber has shared voting and investment power. Also includes 5,095 shares held by Mr. Daiber in his 401(k) retirement plan.

(7) All shares are held jointly by Mr. Ganim and his spouse.

(8) Includes 19,777 shares held jointly by Mr. Griffith and his spouse.

(9) All shares are held jointly by Mr. Hejna and his spouse.

(10) Includes shares held jointly by Mr. McDonnell and his wife over which voting and dispositive power is shared. Also includes shares held in trust for which Mr. McDonnell is trustee. The amount above also includes approximately 86,021 shares which are issuable upon the conversion of 1,381 shares of Centrue Financial Corporation convertible preferred stock held by Mr. McDonnell. Mr. McDonnell's address is 1515 W. 22nd Street, 11th Floor, Oak Brook, Illinois 60523.

(11) Includes 5,870 shares held in trust for which Mr. Shinkle serves as trustee, over which Mr. Shinkle has voting and investment power. Also includes 100 shares held by Mr. Shinkle's spouse, over which Mr. Shinkle has no voting or investment power.

(12) Includes 9,366 shares held jointly by Mr. Smith and his spouse, over which voting and investment power is shared and 480 shares held by Mr. Smith's spouse, over which Mr. Smith has no voting or investment power. Also includes 3,240 shares held in a trust in which Mr. Smith serves as trustee, over which he has sole voting and investment power. However, he does not have any financial interest over those shares and disclaims any beneficial interest.

(13) Includes 1,687 shares held by Mr. Sullivan's spouse and 1,000 shares held by members of Mr. Sullivan's family, over which shares Mr. Sullivan has shared voting and investment power.

(14) Includes 2,092 shares held by Mr. Davis in his 401(k) retirement plan.

(15) Includes 5,959 shares held by Mr. Flahaven in his 401(k) retirement plan.

(16) Includes 9,695 shares held jointly by Mr. Solon with his spouse and 24,730 shares held by Mr. Solon in his 401(k) retirement plan.

(17) Includes 425 shares held by Mr. Stevenson jointly with his spouse, over which shares Mr. Stevenson has shared voting and investment power. Also includes 6,292 shares held by Mr. Stevenson in his 401(k) retirement plan.

(18) Footnotes (2), (3) and (5) through (17) are incorporated herein.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers, directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the Securities and Exchange Commission. They are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms, and, if appropriate, representations made to us by any reporting person concerning whether a Form 5 was required to be filed for 2008, we are not aware that any of our directors, executive officers or 10% stockholders failed to comply with the filing requirements of Section 16(a) during 2008, with the exception of Messrs. Ganim and Hejna who each failed to timely file one Form 4 in connection with the purchase of company common stock; Messrs. Ganim, Griffith, Hejna, Smith and Sullivan who each failed to timely file Form 4's in connection with the purchase of phantom shares of company common stock as a participant in the Centrue Financial Corporation Non-Employee Directors' Deferred Compensation Plan; and Messrs. Daiber, Davis, Flahaven, Solon and Stevenson who each failed to timely file Form 4's in connection with the purchase of phantom shares of company common stock as a participant in the Centrue Financial Corporation Executive Deferred Compensation Plan.

Report of Executive & Compensation Committee

The executive & compensation committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 31, 2008 with management. Based on the review and discussions, the executive & compensation committee recommended to the board of directors that the CD&A be included in the company's annual report on Form 10-K for the year ended December 31, 2008 and the company's 2009 proxy statement for filing with the SEC.

The committee certifies that it has reviewed with the company's senior risk officers the company's incentive compensation arrangements that it has with its senior risk officers (as such term is defined in the Emergency Economic Stabilization Act of 2008) and that the committee has made reasonable efforts to ensure that such arrangements do not encourage the company's senior executive officers to take unnecessary and excessive risks that threaten the value of the company.

Respectively Submitted,
2008 Executive & Compensation Committee

Michael A. Griffith, Chair
Michael J. Hejna
Dennis J. McDonnell
John A. Shinkle

Executive & Compensation Committee Interlocks

The members of the executive & compensation committee are set forth in the preceding section. There are no members of the executive & compensation committee who were officers or employees of the company, former officers of the company or its subsidiaries or had any relationship otherwise requiring disclosure here.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy

The executive & compensation committee's principal responsibilities include acting upon matters delegated to the committee by the full board and ensuring the alignment of compensation with the strategic objectives of the organization.

The executive & compensation committee recognizes that the company's success is largely dependent on the selection, training and development of top caliber executive, managerial, and professional talent. Ongoing investment in human capital is expected to produce favorable long-term returns to our customers and shareholders by offering extensive and progressive services that provide a unique and pleasant banking experience to an ever-growing customer base. The company has positioned itself for future balance sheet growth and enhanced operating performance that is dependent upon many factors including its ability to retain existing and attract new customers, maintain strong asset quality, continue to improve operational efficiencies, offer comprehensive financial products and services, and enhance technological capabilities.

The committee has established an objective that the company's executives be among the most highly qualified and talented professionals available in their respective areas of expertise, when compared to a peer group that represents competition for business and talent. The committee evaluates the performance of the chief executive officer and other executive officers of the organization considering input from other board members, the chief executive officer and the head of human resources in order to evaluate the company's progress in relation to this objective.

The company believes successful compensation programs link business and compensation strategies with thought processes that address a broad array of program influences. This approach to strategy is a core value as it relates to how the company competes with other organizations while meeting the needs of its customers.

Elements of Compensation and Determination of Payments

The executive & compensation committee annually reviews and approves goals and objectives relevant to the incentive compensation plans of the chief executive officer and other executive officers of the organization. Executive officers shall, for the purposes of the committee's oversight, include those individuals who are the annually named executive officers of the company.

In determining the compensation and benefits of our executive officers, the following factors are generally taken into consideration: the performance of the executive officers in achieving short and long-term goals; payment of compensation commensurate with the ability and expertise of the executive officers; and payment of compensation that is competitive with similar companies (see "Executive & Compensation Committee" above). The committee considers the foregoing factors, as well as others, in determining the compensation and benefits plans of our executive officers.

In the course of determining base salaries and total compensation for our executive officers, the committee reviews data for institutions which are deemed to be the company's peer group. In determining base salaries throughout 2008, the committee considered peer data as compiled through proxy data and reported internally and by independent consultants including Amalfi Consulting.

The following elements include factors that will be considered when reviewing executive officer compensation and benefits: base salary, bonus, long-term incentives, officer benefits, retirement plan funding, perquisites and group insurance benefits.

The following is a general description of how each of these elements applies to our executive officers.

Base Salary – In determining the base salary of executive officers, the executive & compensation committee defines base salary as the annualized regular cash compensation of an employee, excluding bonus awards, company contributions to employee benefits plans, or other compensation not designated as salary. The executive & compensation committee considers the individual job performance of the executive officers, as well as overall corporate performance, and the median salaries as published by our peers and other third party consultants. Base salaries are generally reviewed and considered for adjustment on an annual basis, unless circumstances exist in which the executive is assuming a scope and degree of responsibilities materially greater or lesser than the executive's present duties, or it is deemed that an adjustment is needed to meet marketplace demands.

Short-Term Incentive Compensation (Cash Bonus) –The short-term incentive compensation program is intended to sustain management's focus on the company's requirement for strategic long-range planning by encouraging attainment of the annual profitability goals. The plan is designed to attract, develop, retain and reward well-qualified management and executive staff.

Each year, the executive & compensation committee approves participants for the program and corresponding rewards tiers ranging up to 50% of base salary, commensurate with the responsibility level of each position. Eligible rewards, including those of the chief executive officer, are based on both personal goals and corporate performance. A minimum threshold must be met before any rewards are paid, and all rewards are subject to final approval by the board of directors. In 2008, the minimum threshold was an earnings per share target of $1.91. No corporate or personal rewards would be payable unless this minimum core earnings level was achieved (without credit for one time items such as gains on the sale of branches). The committee may, at its discretion, recommend rewards when the threshold is not met to recognize exemplary performance during times when unforeseen circumstances may negatively impact attainment of the earnings per share target.

The corporate performance goal was an earnings per share of $2.05. Corporate performance rewards would be paid if the final budgeted corporate earnings per share level was achieved. In 2008, the chief executive officer had a bonus potential equal to 50% of his base salary with half of that tied to the corporate performance goal and half tied to attainment of the company's strategic plan objectives. The chief financial officer had a bonus potential equal to 30% of his base salary with half of that tied to the corporate performance goal and half tied to personal goals. Executive vice presidents had a bonus potential equal to 25% of base salary with half of that tied to the corporate performance goal and half tied to personal goals. Market presidents (with the exception of Donald Davis whose bonus structure is discussed in "Employment Agreements and Other Arrangements") had a bonus potential of 25% of base salary with 25% of that tied to the corporate performance goal and 75% tied to personal goals. All other officers have a bonus potential of between 5%-20% with personal goals representing a more significant portion as the officer levels lessen.

Personal goals are set jointly by the participant and company management and are comprised of tactical initiatives to be completed within the period that can ultimately advocate the successful completion of long-range strategic initiatives. Specific accomplishments considered in granting bonuses may include goals linked to: attainment of annual budget and key strategic accomplishments including, but not limited to, earnings per share and return on equity targets, efficiency ratio, growth goals, asset quality, compliance, capital planning and human resources accomplishments.

Beginning with the 2009 plan year, a corporate threshold related to maintaining a satisfactory compliance program will also be incorporated. The committee, at its sole discretion, may scale down the payment to as far as a $0 reward if management fails to maintain risk management controls sufficient to protect depositors and capital. For those executives whose primary job responsibility is the control of risk, and compliance with rules and laws, the incentive compensation structure will specifically incorporate achievement of risk management objectives and exclude targets related to earnings. In addition, direct reports of these executives will be reviewed for applicability to this provision.

Long-Term Incentive Compensation – The company's primary long-term incentive vehicle is stock options. Inclusion in the company's long-term incentive program is based on the recommendation of the chief executive officer and the executive & compensation committee, and is approved by the board of directors. No specific formula is used in determining the amount and frequency of long-term incentives. However, the committee considers factors such as earnings per share, return on equity and total return to shareholders and generally reserves long-term incentive grants to motivate and reward extraordinary performance that may positively impact the company's long-term objectives. Restricted stock awards may also be utilized.

Officer Benefits – Officer benefits programs focus on two general types of officer benefits: nonqualified retirement benefits and officer life insurance. Officer benefits are considered to be a critical component in attracting, retaining and motivating key talent.

On January 1, 2008, the Centrue Financial Corporation Executive Deferred Compensation Plan took effect. Participants may defer up to 50% of salary and up to 100% of bonus (beginning with bonuses earned in 2008). The plan is available to members of the senior management team and other select individuals deemed to meet the criteria of "top hat" plan participants. Participant deferrals are invested in a phantom account representing units of Centrue Financial Corporation common stock. The company may make discretionary matching contributions with respect to a portion of the participant's deferral and discretionary contributions that are not related to the participant's deferrals. The company match, and any discretionary employer contributions, are credited quarterly (with the exception of an annual 3% contribution to those officers who would have otherwise received a 3% safe harbor 401(k) match of deferred dollars) and invested per the participant's direction into one or more of the following: Centrue Financial Corporation common stock (phantom units), Vanguard Lifestyle Income, Vanguard Lifestyle Conservative Growth, Vanguard Lifestyle Moderate Growth, Vanguard Lifestyle Growth. Participants are always 100% vested in their own deferrals. Company dollars (with the exception of an annual 3% contribution to those officers who would have otherwise received a 3% safe harbor 401(k) match of deferred dollars) are subject to a five-year cliff vesting schedule per each year's match (e.g. all company dollars credited in 2008 will be vested on 12/31/13). No trust was established for the plan. However, the plan is structured to allow for a rabbi trust. Participants may elect to receive distributions upon separation of service or upon normal retirement age (65) in a lump sum, over a five-year period or over a 10-year period. Participants have the option to take a distribution upon a change of control.

Several officers, not including our chief executive officer, are currently covered by a bank owned life insurance (BOLI) policy. A small group of officers with BOLI are also covered by a split dollar plan which, subject to the achievement of certain conditions, pays out a portion of death benefits to the executives' named beneficiaries.

Retirement Benefits- The executive & compensation committee considers various benefits, including retirement benefits, in determining compensation. The primary retirement vehicle is the company's 401(k) plan. The 401(k) plan holds a safe harbor status and allows eligible participants to defer compensation up to annual IRS limits. In 2008, all eligible participants received a safe harbor contribution equal to 3% of their total eligible compensation regardless of whether and to what extent salary deferrals were elected.

Company executives participate in retirement plan programs in a manner consistent with plan provisions covering other employees. Currently, the company does not provide executives with any supplemental executive retirement plan benefits.

Perquisites – Executive officers may have a limited number of perquisites made available to them. The main perquisites that may be offered are country club memberships, reimbursement of business expenses and employment or change-in-control agreements. In March of 2008, the company stopped paying country club dues for executives. Modest one-time base salary adjustments were made to offset this loss of benefits for covered executives. A detailed explanation of employment agreements is provided in the section designated as Employment Agreements and Other Arrangements.

Group Insurance Benefits- The company offers a comprehensive employee benefits package for all eligible employees which includes group health, dental, vision, life, dependent life, short and long-term disability insurance and a flexible spending account plan. Executive officers are afforded the same participation and rewards terms as all other eligible staff.

Total Rewards - The company considers compensation a single package consisting of the parts described in this statement. When viewed in this manner, the organization is positioned to: 1) establish specific goals for each form of compensation, 2) project funding requirements consistent with the company's business strategies, and 3) administer the program with predetermined goals as a guide. Assuming strategic goals are met, the combined total rewards would be expected to be comparable to similarly sized banks within the company's market area.

Tarp Related Compensation Matters

In connection with the company's participation in January 2009 in the U.S. Department of Treasury's Troubled Asset Relief Program Capital Purchase Program (the "TARP Program"), the executive & compensation committee is required to identify the features in the company's incentive compensation arrangements that could encourage its senior executive officers to take unnecessary and excessive risks that could threaten the value of the company. The committee is required to review the company's incentive compensation arrangements to ensure that senior executive officers are not encouraged to take such risks. The committee must also meet at least annually with the company's senior risk officers to discuss and review the relationship between the company's risk management policies and practices and its incentive compensation arrangements. The committee began this dialogue with the company's senior risk officers in January of 2009.

In order to further assist the executive & compensation committee in ensuring that all compensation matters as they relate to TARP were properly addressed, management formed a task force consisting of: the executive management team, the senior risk management team and finance. A checklist of action items, along with responsible parties and due dates, was developed. The company's legal counsel reviewed the document to ensure that all critical items were being addressed and was called upon periodically throughout the process to provide clarification and guidance on TARP's mandates, as well as best practices, as they relate to compensation. After analyzing various company practices and procedures as they relate to compensation risk, the senior risk managers concluded that the compensation plan arrangements do not encourage unnecessary and excessive risks that threaten the value of Centrue Financial Corporation. The collective group provided the executive & compensation committee with its findings, observations and recommendations and served as a resource for the committee during its certification exercises.

During the period that the U.S. Treasury holds the company's preferred or common stock, the company may be restricted from paying bonus and other incentive compensation in cash to the company's executive officers.

Executive Compensation

The following table shows the compensation earned by the chief executive officer, chief financial officer and the three other most highly compensated executive officers in 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compen-sation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas A. Daiber	2008	$ 325,000	$ ---	---	$ 24,545	---	---	$ 8,490	$ 358,035
President & Chief Executive Officer (1)	2007	$ 298,984	$ 152,500	---	$ 12,225	---	---	$ 6,750	$ 470,459
	2006	$ 289,712	$ 60,000	---	$ 63,793	---	---	$ 7,938	$ 421,443
Kurt R. Stevenson	2008	$ 180,639	$ ---	---	$ 13,495	---	---	$ 7,332	$ 201,466
Senior Executive Vice President & Chief Financial Officer(2)	2007	$ 162,917	$ 54,269	---	$ 7,335	---	---	$ 6,824	$ 231,345
	2006	$ 147,687	$ 59,405	---	$ 33,900	---	---	$ 11,044	$ 204,991
Donald M. Davis	2008	$ 340,000	$ 48,968	---	$ 65,216	---	---	$ 20,958	$ 475,142
Market President(3)	2007	$ 299,167	$ 75,000	---	$ 49,980	---	---	$ 30,460	$ 454,607
Steven E. Flahaven	2008	$ 172,000	$ ---	---	$ 10,740	---	---	$ 6,383	$ 189,123
EVP/Head of Commercial Banking(4)	2007	$ 151,250	$ 36,596	---	$ 4,483	---	---	$ 5,365	$ 197,694
Everett J. Solon	2008	$ 157,625	$ ---	---	$ 7,660	---	---	$ 8,884	$ 174,169
Market President(5)	2007	$ 145,667	$ 33,179	---	$ 4,483	---	---	$ 7,212	$ 190,541
	2006	$ 144,500	$ 34,680	---	$ 11,606	---	---	$ 13,381	$ 204,167

(1) Mr. Daiber's All Other Compensation figure represents $6,900 of employer contributions to his 401(k) account and $1,590 of imputed income related to Mr. Daiber's group-term life insurance. Stock option values are based on the Black-Scholes model assuming a five-year option life for the number of months in 2008 the options were held.

(2) Mr. Stevenson's All Other Compensation figure represents $6,673 of employer contributions to his 401(k) account, $268 of imputed income related to Mr. Stevenson's split dollar bank-owned life insurance (BOLI) policy, and $391 of imputed income related to Mr. Stevenson's group-term life insurance. Stock option values are based on the Black-Scholes model assuming a five-year option life for the number of months in 2008 the options were held.

(3) We were not required to disclose Mr. Davis' salary information with respect to his compensation prior to 2007. Mr. Davis was granted 50,000 stock options in association with his employment agreement in October of 2007, 20% of which were immediately vested. Mr. Davis' All Other Compensation figure represents $6,900 of employer contributions to his 401(k) account; $1,008 of imputed income related to Mr. Davis' group-term life insurance; $2,060 related to dividend payments of Mr. Davis' unvested restricted stock and $10,990 of W-2 reported income related to the vested income of 1,000 restricted shares of Centrue Financial Corporation common stock. Stock option values are based on the Black-Scholes model assuming a five-year option life for the number of months in 2008 the options were held.

(4) We were not required to disclose Mr. Flahaven's salary information with respect to his compensation prior to 2007. Mr. Flahaven's All Other Compensation figure represents $5,580 of employer contributions to his 401(k) account and $803 of imputed income related to Mr. Flahaven's group-term life insurance. Stock option values are based on the Black-Scholes model assuming a five-year option life for the number of months in 2008 the options were held.

(5) Mr. Solon's All Other Compensation figure represents $5,341 of employer contributions to his 401(k) account, $2,134 of imputed income related to Mr. Solon's split dollar bank-owned life insurance (BOLI) policy, and $1,409 of imputed income related to Mr. Solon's group-term life insurance. Stock option values are based on the Black-Scholes model assuming a five-year option life for the number of months in 2008 the options were held.

Employment Agreements and Other Arrangements

We are party to the following employment agreements with our executive officers named in the compensation table:

Thomas A. Daiber and Kurt R. Stevenson

The post-merger Centrue entered into employment agreements with Thomas A. Daiber and Kurt R. Stevenson on June 30, 2006. Except as described below, each agreement is substantially identical. Initially the agreements are effective for a three-year term. On the second anniversary of the agreements' effective date, the term was extended an additional day so that the term is always one year, unless either party gives written notice of non-renewal to the other party.

The agreement for Mr. Daiber provides for an annual base salary of not less than $290,000. Additionally, Mr. Daiber will have the opportunity to receive an annual performance bonus of up to 50% of his base salary. The agreement also provided for the award of incentive stock options to Mr. Daiber, and on July 7, 2006 Mr. Daiber was awarded options to purchase equal to 12,500 shares of Centrue stock after the merger. Mr. Daiber is entitled to not less than twenty-three days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

The agreement for Mr. Stevenson provides for an annual base salary of not less than $170,000. Additionally, Mr. Stevenson will have the opportunity to receive an annual performance bonus of up to 30% of his base salary. The agreement also provided for the award of incentive stock options to Mr. Stevenson, and on July 7, 2006 Mr. Stevenson was awarded options to purchase equal to 7,500 shares of Centrue stock after the merger. Mr. Stevenson is entitled to not less than twenty-three days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

The employment agreements include customary provisions prohibiting the executive from competing and other activities that would be harmful to the company. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Both executives signed non-material contract amendments in December 2008 to address Internal Revenue Code Section 409A compliance matters for 2009.

Donald M. Davis

On October 5, 2007, the company entered into an employment agreement with Donald M. Davis. Initially the agreement is effective for a four-year term. On the third anniversary of the agreement's effective date and each anniversary thereafter, the term will be extended for one additional year, unless either party gives written notice of non-renewal to the other party.

The agreement for Mr. Davis provides for an annual base salary of not less than $325,000. Additionally, Mr. Davis had the opportunity to receive an annual performance bonus of up to 25% of his salary in 2007 and annually thereafter based on 10% of the pretax profit of the bank's St. Louis, Missouri branch(es) with up to half of the bonus (i.e. 5% of the pretax profit of the bank's St. Louis, Missouri branch(es)) available to be paid to Mr. Davis' direct reports for the applicable year. Mr. Davis is entitled to not less than twenty-five days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

The employment agreement includes customary provisions prohibiting the executive from competing and other activities that would be harmful to the company. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Mr. Davis signed a non-material contract amendment in December 2008 to address Section 409A compliance matters for 2009. The amendment also addressed matters related to the calculation of his bonuses earned in 2009 and beyond.

Steven E. Flahaven and Everett J. Solon

On January 31, 2007, the company entered into employment agreements with Steven E. Flahaven and Everett J. Solon. Except as described below, each agreement is substantially identical. Initially the agreements are effective for a one-year term for Mr. Flahaven and a two-year term for Mr. Solon. On the first anniversary of the date the agreements become effective, the term may be extended for one or more additional years by resolution of the board of directors. In 2008, the board extended each agreement for one additional year. Mr. Flahaven's agreement was extended through December 31, 2009, while Mr. Solon's agreement was extended through December 31, 2010.

Mr. Flahaven's agreement specifies a minimum base salary of $172,000. He will have the opportunity to receive annual performance bonuses of up to 25% of his base salary and is entitled to not less than twenty-five days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

Mr. Flahaven received a grant of 10,000 stock options in February 2008.

The employment agreement includes customary provisions prohibiting Mr. Flahaven from competing and other activities that would be harmful to the company. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Mr. Solon's agreement specifies a minimum base salary of $157,000. He will have the opportunity to receive annual performance bonuses of up to 25% of his base salary and is entitled to not less than twenty-five days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

Mr. Solon received a grant of 5,000 stock options in February 2008.

The employment agreement includes customary provisions prohibiting Mr. Solon from competing and other activities that would be harmful to the company. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Both executives signed contract amendments in December 2008 to address Section 409A compliance matters for 2009, contract term extensions, and new base salaries.

Compensation of the Chief Executive Officer

Thomas A. Daiber

During 2008, Thomas A. Daiber served as the chief executive officer of Centrue Financial Corporation. The board of directors approved Mr. Daiber's 2008 salary of $325,000 as part of the company's customary annual review of all salaries. This represented a $20,000 or 6.5% increase and was based on a combination of factors including personal and company performance.

Since the corporate threshold of $1.91 earnings per share was not met, Mr. Daiber received no bonus for year 2008 performance.

In an effort to provide incentive toward achievement of the company's long-term objectives and further promote ownership of the senior management team, Mr. Daiber received a grant of 20,000 stock options in February 2008.

Mr. Daiber was eligible for participation in all company-sponsored benefits programs in 2008, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan.

Mr. Daiber did not receive any compensation associated with a car allowance or country club dues.

The compensation and benefits package for 2008 for Mr. Daiber was approved by the company's board of directors and was commensurate with his knowledge, skills and abilities, as supported by his professional experience and accomplishments, as well as the Board's belief in his ability to successfully lead the organization. The executive & compensation committee has reviewed all components of the total compensation package of the chief executive officer and the other named executive officers in this proxy statement and believes them to be reasonable and not excessive.

Annually, the executive & compensation committee evaluates four primary areas of performance in determining the chief executive officer's level of compensation. Changes to the base salary, cash bonus, long-term rewards and other benefits of the chief executive officer are based on:

- long-range strategic planning and implementation;
- the company's financial performance;
- compliance with regulatory requirements and relations with regulatory agencies; and
- the individual's effectiveness of managing relationships with stockholders and the board of directors.

When evaluating the company's financial performance, the executive & compensation committee considers profitability, asset growth, asset quality and risk management. The primary evaluation criteria are considered to be essential to our long-term viability and are given equal weight in the evaluation. Finally, the executive & compensation committee reviews compensation packages of peer institutions, as well as compensation surveys provided by independent third parties, to ensure that the chief executive officer's compensation is competitive and commensurate with his level of performance.

Compensation of Other Executive Officers

Kurt R. Stevenson

During 2008, Kurt R. Stevenson served as the chief financial officer of Centrue Financial Corporation. The board of directors approved Mr. Stevenson's 2008 salary of $180,000 as part of the company's customary annual review of all salaries. This represented a $10,000 or 5.9% increase and was based on a combination of factors including personal and company performance. In March of 2008, Mr. Stevenson received a one-time adjustment to $182,320 in conjunction with the loss of his country club reimbursement benefit.

Since the corporate threshold of $1.91 earnings per share was not met, Mr. Stevenson received no bonus for year 2008 performance.

In an effort to provide incentive toward achievement of the company's long-term objectives and further promote ownership of the senior management team, Mr. Stevenson received a grant of 10,000 stock options in February 2008.

Mr. Stevenson was eligible for participation in all company-sponsored benefits programs in 2008, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan.

Mr. Stevenson did not receive any compensation associated with a car allowance, but did have country club dues paid in the first quarter of 2008 with a value of $1,752. The country club benefit was eliminated in March 2008.

Donald M. Davis

During 2008, Donald M. Davis served as a market president of Centrue Financial Corporation. The board of directors approved Mr. Davis' 2008 salary of $325,000 which was set in conjunction with his October 2007 employment agreement. In March of 2008, Mr. Davis received a one-time adjustment to $343,000 in conjunction with the loss of his country club reimbursement benefit. In determining Mr. Davis' base salary, the production and profitability levels of the St. Louis market which is headed by Mr. Davis, in comparison to overall company production and profitability levels was considered. Based on the significantly more substantial contributions made by that market area, Mr. Davis' compensation package includes a base salary higher than that of other similarly situated executives.

In February of 2009, Mr. Davis received a bonus for year 2008 performance in the amount of $48,968. Per the terms of Mr. Davis' employment agreement, his bonus for 2008 and annually hereafter was based on the profitability of the St. Louis market. The bonus for Mr. Davis is calculated after adjusting for all direct costs related to operating the St. Louis, Missouri market, including funding a loan loss reserve for the St. Louis loan portfolio.

In an effort to provide incentive toward achievement of the company's long-term objectives and further promote ownership of the senior management team, Mr. Davis received a grant of 5,000 stock options in February 2008.

Mr. Davis was eligible for participation in all company-sponsored benefits programs in 2008, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan.

Mr. Davis did not receive any compensation associated with a car allowance, but did have country club dues paid in the first quarter of 2008 with a value of $2,793. The country club benefit was eliminated in March 2008.

Steven E. Flahaven

During 2008, Steven E. Flahaven served as the executive vice president/head of commercial banking of Centrue Financial Corporation. The board of directors approved Mr. Flahaven's 2008 salary of $172,000 as part of the company's customary annual review of all salaries. This represented a $12,000 or 7.5% increase and was based on a combination of factors including personal and company performance.

Since the corporate threshold of $1.91 earnings per share was not met, Mr. Flahaven received no bonus for year 2008 performance.

In an effort to provide incentive toward achievement of the company's long-term objectives and further promote ownership of the senior management team, Mr. Flahaven received a grant of 10,000 stock options in February 2008.

Mr. Flahaven was eligible for participation in all company-sponsored benefits programs in 2008, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan.

Mr. Flahaven did not receive any compensation associated with a car allowance or country club dues.

Everett J. Solon

During 2008, Everett J. Solon served as a market president of Centrue Financial Corporation. The board of directors approved Mr. Solon's 2008 salary of $157,000 as part of the company's customary annual review of all salaries. This represented a $5,000 or 3.3% increase and was based on a combination of factors including personal and company performance. In March of 2008, Mr. Solon received a one-time adjustment to $158,500 in conjunction with the loss of his country club reimbursement benefit.

Since the corporate threshold of $1.91 earnings per share was not met, Mr. Solon received no bonus for year 2008 performance.

In an effort to provide incentive toward achievement of the company's long-term objectives and further promote ownership of the senior management team, Mr. Solon received a grant 5,000 shares in February 2008.

Mr. Solon was eligible for participation in all company-sponsored benefits programs in 2008, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan.

Mr. Solon did not receive any compensation associated with a car allowance, but did have country club dues paid in the first quarter of 2008 with a value of $248. The country club benefit was eliminated in March 2008.

Grants of Plan-Based Awards

Name	Grant Date [(1)]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Thomas A. Daiber	02/07/2008	20,000	$ 17.63	$ 67,200
Kurt R. Stevenson	02/07/2008	10,000	$ 17.63	$ 33,600
Donald M. Davis	02/07/2008	5,000	$ 17.63	$ 16,800
Steven E. Flahaven	02/07/2008	10,000	$ 17.63	$ 33,600
Everett J. Solon	02/07/2008	5,000	$ 17.63	$ 16,800

(1) All options granted in 2008 were qualified options subject to a five-year graded vesting schedule in which options vest 20% per year. The exercise price for all options reflects the end of day close price as of the grant date.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Un-exercisable (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas A. Daiber	24,000	---	---	$ 21.8800	10/09/2013(2)	---	---	---	---
	18,000	---	---	22.9200	10/19/2014(2)				
	14,400	---	---	22.5000	12/29/2012(2)				
	5,000	7,500	---	19.5800	07/07/2013(3)				
	---	20,000	---	17.6300	02/07/2015(4)				
Kurt R. Stevenson	500	---	---	15.0000	02/11/2009(5)	---	---	---	---
	2,935	---	---	11.7500	02/15/2011(6)				
	2,935	---	---	14.2500	02/20/2012(2)				
	2,392	---	---	15.0900	12/19/2012(2)				
	5,000	---	---	20.3000	06/16/2015(2)				
	3,000	4,500	---	19.6000	07/07/2013(3)				
	---	10,000	---	17.6300	02/07/2015(4)				
Donald M. Davis	20,000	30,000	---	19.8800	10/05/2014(7)	3,000	$ 18,510	---	---
	---	5,000	---	17.6300	02/07/2015(4)				
Steven E. Flahaven	1,000	4,000	---	19.0300	01/31/2014(8)	---	---	---	---
	---	10,000	---	17.6300	02/07/2015(4)				
Everett J. Solon	3,500	---	---	15.0000	02/11/2009(5)	---	---	---	---
	100	---	---	16.0625	11/18/2009(9)				
	3,196	---	---	11.7500	02/15/2011(6)				
	4,076	---	---	14.2500	02/20/2012(2)				
	2,935	---	---	15.0900	12/19/2012(2)				
	5,000	---	---	20.3000	06/16/2015(2)				
	1,000	4,000	---	19.0300	01/31/2014(8)				
	---	5,000	---	17.6300	02/07/2015(4)				

(1) All outstanding options for executives will continue to vest at 20% per year. With the exception of Mr. Davis, who was immediately vested in 20% of his 50,000 options at the time of grant on October 30, 2007, all other executives follow a five-year vesting schedule. Mr. Davis will continue to vest 20% per year over a four-year vesting period with respect to his initial grant of 50,000 options.

(2) The option became immediately and fully vested upon merger of the former Centrue Financial Corporation and the former UnionBancorp, Inc (current Centrue Financial Corporation) in November of 2006.

(3) The option vested in one-fifth cumulative annual increments beginning November 13, 2007.

(4) The option will vest in one-fifth cumulative annual increments beginning February 7, 2009.

(5) The option vested in one-fifth cumulative annual increments beginning February 11, 2000.

(6) The option vested in one fifth cumulative annual increments beginning February 15, 2002.

(7) One fifth of the option grant immediately vested on October 5, 2007. Remaining options vested in one-fifth cumulative annual increments beginning October 5, 2008.

(8) The option vested in one-fifth cumulative annual increments beginning January 31, 2008.

(9) The option was subject to a three-year cliff vesting schedule and was fully vested on November 18, 2002.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kurt R. Stevenson[(1)]	600	$ 1,060	---	---
Donald M. Davis	---	---	1,000	$ 10,990
Everett J. Solon	3,000	$ (480)		---

(1) Mr. Stevenson's acquisition of 600 shares included 500 which were ISO's and 100 which were non-qualified options with values realized of $680 and $380, respectively.

Non-Qualified Deferred Compensation Plan

Name	Executive Contributions in Last FY[(5)] ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY[(4)] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Thomas A. Daiber	$ 23,000	$ 10,000	$ (16,855)	N/A	$ 16,145
Kurt R. Stevenson[(1)]	$ 10,500	$ 5,565	$ (6,458)	N/A	$ 9,607
Donald M. Davis	$ 20,010	$ 10,000	$ (14,664)	N/A	$ 15,346
Steven E. Flahaven[(2)]	$ 20,000	$ 10,600	$ (20,044)	N/A	$ 10,556
Everett J. Solon[(3)]	$ 10,620	$ 5,629	$ (7,779)	N/A	$ 8,470

(1) The Registrant Contributions in Last FY for Mr. Stevenson included a Company match of $5,250 which is subject to a five-year cliff vesting schedule and a Company match of $315 which is immediately vested.

(2) The Registrant Contributions in Last FY for Mr. Flahaven included a Company match of $10,000 which is subject to a five-year cliff vesting schedule and a Company match of $600 which is immediately vested.

(3) The Registrant Contributions in Last FY for Mr. Solon included a Company match of $5,310 which is subject to a five-year cliff vesting schedule and a Company match of $319 which is immediately vested.

(4) Aggregate Earning in Last FY reflects the difference between all participant and Company contributions (both vested and unvested) versus the account's FMV at December 31, 2008.

(5) Executive Contributions in Last FY amounts are included within the Summary Compensation Table as 2008 Salary.

Please refer to the discussion above under the sub-heading "Officer Benefits" for a summary of the material features of the plan.

Other Potential Post-Employment Payments

The following paragraphs describe the post-termination benefits payable to the company's executive officers. During the period that the U.S. Treasury holds preferred or common stock of the company pursuant to the TARP Capital Purchase Program, the company may be prohibited or restricted from making the payments described in this section to the executive officers.

Thomas A. Daiber and Kurt R. Stevenson

The agreements for Mr. Daiber and Mr. Stevenson provide that in the event of a termination of the executive's employment without cause or by the executive due to constructive discharge prior to the end of the term of the agreement, the executive will be entitled to certain severance benefits including payments of the executive's annual compensation for the greater of twenty-four months or the remaining period left in the employment agreement's term. Annual compensation is the executive's base salary plus the performance bonus for the most recent performance period. The executive would also be entitled to receive reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents.

During the twelve months following a change of control, the executive will be entitled to receive a lump sum payment equal to three times the executive's annual compensation, which is the sum of the executive's base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

At December 31, 2008, if the company would have paid out Mr. Daiber under his constructive discharge or termination without cause provision, he would have been entitled to $650,000 (reflects two years) in base salary, $0 (reflects two years; estimates based off of earned bonus 2008) in bonus and approximately $29,226 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Daiber's family for health, dental and vision benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Daiber was $0.

At December 31, 2008, if the company would have paid out Mr. Daiber under his change of control provision, he would have been entitled to $975,000 (reflects three years) in base salary, $0 (reflects three years; estimates based off of earned bonus in 2008) in bonus and approximately $43,839 in COBRA continuation premiums (reflects three years; estimates based off of current premium levels) for Mr. Daiber's family for health, dental and vision benefits for a period of 36 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Daiber was $0.

At December 31, 2008, if the company would have paid out Mr. Stevenson under his constructive discharge or termination without cause provision, he would have been entitled to $364,640 (reflects two years) in base salary, $0 (reflects two years; estimates based off of earned bonus in 2008) in bonus and approximately $28,606 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Stevenson's family for health, dental, vision and life benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Stevenson was $0.

At December 31, 2008, if the company would have paid out Mr. Stevenson under his change of control provision, he would have been entitled to $546,960 (reflects three years) in base salary, $0 (reflects three years; estimates based off of earned bonus in 2008) in bonus and approximately $43,839 in COBRA continuation premiums (reflects three years; estimates based off of current premium levels) for Mr. Stevenson's family for health, dental and vision benefits for a period of 36 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Stevenson was $0.

Donald M. Davis

The agreement for Mr. Davis provides that in the event of a termination of the executive's employment without cause or by the executive due to change of control prior to the end of the term of the agreement, the executive will be entitled to certain severance benefits including payments of the executive's annual compensation for twenty-four months. Annual compensation is the executive's base salary and annual performance bonus (which shall be based on the performance of the Bank's St. Louis, Missouri branch(es) for the twelve (12) whole calendar months prior to the date of termination and capped at 5% of the pre-tax profit of the Bank's St. Louis, Missouri branch(es)). The executive would also be entitled to receive reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

If the executive voluntarily terminates his employment due to constructive discharge, the executive will be entitled to receive a sum equal to two times the executive's base salary and the percentage of the annual performance bonus earned from the end of the calendar year preceding until the last date of the executive's employment (based on 5% of the pretax profit of the Bank's St. Louis, Missouri branch(es)). The executive would also be entitled to receive reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents.

At December 31, 2008, if the company would have paid out Mr. Davis due to termination of the executive's employment without cause or by the executive due to change of control he would have been entitled to $686,000 (reflects two years) in base salary, $97,936 (reflects two years; estimates based off of earned bonus in 2008) in bonus and approximately $27,167 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Davis' family for health, dental and vision benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Davis was $0.

At December 31, 2008, if the company would have paid out Mr. Davis due to constructive discharge, he would have been entitled to $686,000 (reflects two years) in base salary, $97,936 (reflects 100% of the annual performance bonus earned from the end of the calendar year preceding until the last date of the executive's employment (based on up to 5% of the pretax profit of the Bank's St. Louis, Missouri branch(es)). in bonus and approximately $29,094 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Davis' family for health, dental, vision and life benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Davis was $0.

Steven E. Flahaven

During the twelve months following a change of control, if Mr. Flahaven voluntarily terminates his employment due to constructive discharge or if the company terminates his employment for any reason other than cause, Mr. Flahaven will be entitled to receive a lump sum payment equal to one times his annual compensation, which is the sum of his base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums he pays for the continuation of medical benefits for him and his dependents. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

At December 31, 2008, if the company would have paid out Mr. Flahaven under his constructive discharge, termination without cause or change of control provision, he would have been entitled to $172,000 in base salary, $0 in bonus (estimated based off of earned bonus in 2008) in bonus and approximately $12,226 in COBRA continuation premiums (estimated based off of current premium levels) for Mr. Flahaven and his spouse for health, dental, vision and life benefits for a period of 12 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Flahaven was $0.

Everett J. Solon

During the twelve months following a change of control, if Mr. Solon voluntarily terminates his employment due to constructive discharge or if the company terminates his employment for any reason other than cause, Mr. Solon will be entitled to receive a lump sum payment equal to two times his annual compensation, which is the sum of his base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums he pays for the continuation of medical benefits for him and his dependents. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

At December 31, 2008, if the company would have paid out Mr. Solon under his constructive discharge, termination without cause or change of control provision, he would have been entitled to $317,000 in base salary (reflects two years of current base), $0 (reflects two years; estimates based off of earned bonus in 2008) in bonus and approximately $28,479 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Solon's family for health, dental, vision and life benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Solon was $0.

TRANSACTIONS WITH MANAGEMENT

The company's audit committee charter requires the review of all related party transactions, other than Regulation O transactions, to the extent required by the rules of the Securities and Exchange Commission and NASDAQ (or by the rules and regulations of any other exchange or national market on which the company's common stock is quoted or listed for trading).

Several of our directors and executive officers (including their affiliates, families and companies in which they are principal owners, officers or directors) were loan customers of, and had other transactions with, us and our subsidiaries in the ordinary course of business. These loans and lines of credit were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. During 2008, the law firm of Myers, Berry, O'Conor & Kuzma, Ltd. received $32,263 in fees attributable to company related matters in which the law firm provided legal services. Richard J. Berry, a director of Centrue Financial Corporation and Centrue Bank, is a principal of that firm.

ACCOUNTANT FEES

Audit Fees
Audit fees and expenses billed to the company by Crowe Horwath LLP for the audit of the company's financial statements, including the audit of internal control over financial reporting, for 2008 and 2007 were $298,500 and $291,785. The audit services also include the review of financial statements included in our quarterly reports on Form 10-Q and other services normally performed by independent registered public accounting firms in connection with statutory and regulatory filings.

Audit Related Fees
Audit related fees and expenses billed to the company by Crowe Horwath LLP for fiscal years 2008 and 2007 were $0 and $0 for services related to the performance of the audit or review of the company's financial statements.

Tax Fees
Tax fees and expenses billed to the company for fiscal years 2008 and 2007 were $35,500 and $47,285 for services related to tax compliance, tax advice and tax planning, consisting primarily of preparing the company's federal and state income tax returns for the previous fiscal periods and inclusive of expenses.

All Other Fees
Fees and expenses billed to the company for fiscal years 2008 and 2007 were $41,050 and $72,150 for all other services, which primarily consisted of the audit of the benefit plans.

The audit committee, after consideration of the matter, does not believe that the rendering of these services by Crowe Horwath LLP to be incompatible with maintaining its independence as our principal accountant. In accordance with Section 10A(i) of the Exchange Act, before Crowe Horwath LLP is engaged by us to render audit or non-audit services, the engagement is approved by our audit committee. None of the audit-related, tax and other services described above were required to be approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

The audit committee is responsible for reviewing and pre-approving any non-audit services to be performed by the company's independent auditors. The audit committee has delegated its pre-approval authority to the chairman of the audit committee to act between meetings of the audit committee. Any pre-approval given by the chairman of the audit committee pursuant to this delegation is presented to the full audit committee at its next regularly scheduled meeting. The audit committee or chairman of the audit committee reviews and, if appropriate, approves non-audit service engagements, taking into account the proposed scope of the non-audit services, the proposed fees for the non-audit services, whether the non-audit services are permissible under applicable law or regulation and the likely impact of the non-audit services on the independence of the independent auditors.

AUDIT COMMITTEE REPORT

The incorporation by reference of this proxy statement into any document filed with the Securities and Exchange Commission by us shall not be deemed to include the following report unless the report is specifically stated to be incorporated by reference into such document.

The audit committee assists the board in carrying out its oversight responsibilities for our financial reporting process, audit process and internal controls. The committee also reviews the audited financial statements and recommends to the board that they be included in our annual report on Form 10-K. The committee is comprised solely of independent directors. The current charter is available on the company's website at www.centrue.com.

Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. Crowe Horwath LLP, our independent registered public accounting firm, is responsible for performing an independent audit of the financial statements in accordance with standards of the Public Company Accounting Oversight Board and auditing management's assessments of its internal controls. Centrue Financial Corporation outsources the internal audit function to a third party that reports directly to the audit committee and management. This third party is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our system of internal controls relating to the reliability and integrity of our financial information. The audit committee has ultimate authority and responsibility to select, evaluate and, when appropriate, replace our independent auditors.

The audit committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2008 with our management and Crowe Horwath LLP, our independent registered public accounting firm. The committee has also discussed with Crowe Horwath LLP the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. as well as having received and discussed the written disclosures and the letter from Crowe Horwath LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Crowe Horwath LLP their independence. Based on the review and discussions with management and Crowe Horwath LLP, the committee has recommended to the board that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ending December 31, 2008 for filing with the Securities and Exchange Commission.

Audit Committee

Mark L. Smith, Chair
Walter E. Breipohl
Randall E. Ganim
Scott C. Sullivan

Audit Committee Financial Expert

The board of directors has determined that two of the four audit committee members, Messrs. Ganim and Smith, are qualified for designation as "audit committee financial experts." Both directors are independent under the listing standards of the Nasdaq Stock Market.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

For inclusion in our proxy statement and form of proxy relating to the 2010 annual meeting of stockholders, stockholder proposals in compliance with SEC Rule 14a-8 must be received by us on or before November 23, 2009. For proposals outside of SEC Rule 14a-8, in order to be presented at such meeting, notice of the proposal must be received by Centrue Financial Corporation on or before March 23, 2010, and must otherwise comply with our bylaws.

"HOUSEHOLDING" OF PROXY MATERIALS

The company intends to household proxy materials this year. Brokers to Centrue Financial Corporation stockholders will deliver a single proxy statement and Form 10-K annual report to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker or the company that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and Form 10-K annual report, please notify your broker, direct your written request to Centrue Financial Corporation, Investor Relations, 122 W. Madison Street, Ottawa, IL 61350 or contact Investor Relations at (815) 431-2720.

Stockholders who currently receive multiple copies of the proxy statement and Form 10-K annual report at their address and would like to request "householding" of their communications should contact their broker or, if a stockholder is a direct holder of Centrue Financial Corporation shares, they should submit a written request to Computershare Investor Services, the company's transfer agent, at 2 North LaSalle Street, Chicago, IL 60602.

OTHER MATTERS

We do not intend to present any other business at the meeting and know of no other matters which will be presented. However, if any other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their best judgment on those matters. A representative of our independent auditors, Crowe Horwath LLP, is expected to attend the annual meeting and will be available to respond to appropriate questions and to make a statement if he or she so desires.

Your proxy is solicited by the board of directors, and we will pay the cost of solicitation. In addition to soliciting proxies by use of the mail, officers, directors and regular employees of Centrue Financial Corporation or our subsidiaries, acting on our behalf, may solicit proxies by telephone, telegraph or personal interview. We will, at our expense, upon the receipt of a request from brokers and other custodians, nominees and fiduciaries, forward proxy soliciting material to the beneficial owners of shares held of record by such persons.

FAILURE TO INDICATE CHOICE

If any stockholder fails to indicate a choice with respect to any of the proposals on the proxy for the annual meeting, the shares of such stockholder shall be voted **FOR** the nominees listed and **FOR** the approval of the company's executive compensation as described in Proposal II.

By Order of the Board of Directors

Thomas A. Daiber
President and
Chief Executive Officer

St. Louis, Missouri
March 23, 2009

ALL STOCKHOLDERS ARE URGED TO SIGN AND MAIL THEIR PROXIES PROMPTLY

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
Commission File Number: **0-28846**

CENTRUE FINANCIAL CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**36-3145350**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7700 Bonhomme Avenue, St. Louis, Missouri 63105
(Address of principal executive offices, including zip code)

(314) 505-5500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Exchange Class	Name of Each Exchange which Registered
Common Stock ($1.00 par value)	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 403 of the Securities Act. Yes [ ] No [√]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Exchange Act. Yes [ ] No [√]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [√] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[√]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b of the Exchange Act). Yes [ ] No [√].

As of February 23, 2009, the Registrant had issued and outstanding 6,028,491 shares of the Registrant's Common Stock. The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2008, the last business day of the Registrant’s most recently completed second quarter, was $56,676,633.*

* Based on the last reported price of $11.04 of an actual transaction in the Registrant's Common Stock on June 30, 2008, and reports of beneficial ownership filed by directors and executive officers of the Registrant. Shares of Common Stock held by any executive officer or director of the Registrant have been excluded from the foregoing computation because such persons may be deemed to be affiliates; provided, however, such determination of shares owned by affiliates does not constitute an admission of affiliate status or beneficial interest in shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Proxy Statement for the 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

As used in this report, the terms “we,” “us,” “our,” “Centrue” and the “Company” mean Centrue Financial Corporation and its subsidiary, unless the context indicates another meaning, and the term “Common Stock” means our common stock, par value $1.00 per share.

CENTRUE FINANCIAL CORPORATION
Form 10-K Index

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PART I

Item 1. Business

THE COMPANY

Centrue Financial Corporation

Centrue Financial Corporation (the "Company") is a bank holding company incorporated in Delaware in 1982 for the purpose of becoming a holding company registered under the Bank Holding Company Act of 1956, as amended (the "Act"). The Company is a publicly traded banking company with assets of $1.4 billion at year-end 2008 and is headquartered in St. Louis, Missouri. On November 13, 2006, the Company (formerly known as UnionBancorp, Inc. now known as Centrue Financial Corporation) merged with Centrue Financial Corporation (former Centrue), parent of Centrue Bank with the Company being the surviving entity in the merger. Operating results of former Centrue are included in the consolidated financial statements since the date of the acquisition. As a result of this merger, the Company solidified its market share in the northern and central Illinois markets, expanded its customer base to enhance deposit fee income, marketed additional products and services to new customers and reduced operating costs through economies of scale.

The Company operates one wholly owned subsidiary: Centrue Bank (the "Bank"), employing 302 full-time equivalent employees at December 31, 2008. The Company has responsibility for the overall conduct, direction, and performance of its subsidiary. The Company provides various services, establishes Company-wide policies and procedures, and provides other resources as needed, including capital.

Subsidiary

At December 31, 2008, the Bank had $1.4 billion in total assets, $1.0 billion in total deposits, and thirty offices (twenty-eight full-service bank branches and two back-room sales support non-banking facilities) located in markets extending from the far western and southern suburbs of the Chicago metropolitan area across Central Illinois down to the metropolitan St. Louis area.

The Bank is engaged in commercial and retail banking and offers a broad range of lending, depository, and related financial services, including accepting deposits; commercial and industrial, consumer, and real estate lending; trust and asset management services; and other banking services tailored for consumer, commercial and industrial, and public or governmental customers.

Competition

The Company's market area is highly competitive with numerous commercial banks, savings and loan associations and credit unions. In addition, financial institutions, based in surrounding communities and in the southern and western metro area of Chicago and the suburban metro area of St. Louis, actively compete for customers within the Company's market area. The Company also faces competition from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, loan production offices and other providers of financial services.

The Company competes for loans principally through the range and quality of the services it provides and through competitive interest rates and loan fees. The Company believes that its long-standing presence in the communities it serves and personal service philosophy enhance its ability to compete favorably in attracting and retaining individual and business customers. The Company actively solicits deposit-related customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates.

Under the Gramm-Leach-Bliley Act of 1999, effective March 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act, and future action stemming from the Act, is expected to continue to significantly change the competitive environment in which the Company and Centrue Bank conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

SUPERVISION AND REGULATION

General

Financial institutions and their holding companies are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities, including the Illinois Department of Financial and Professional Regulation (the "IDFPR"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Internal Revenue Service and state taxing authorities and the Securities and Exchange Commission (the "SEC"). The effect of applicable statutes, regulations and regulatory policies can be significant, and cannot be predicted with a high degree of certainty.

Federal and state laws and regulations generally applicable to financial institutions, such as the Company and its subsidiary, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and its subsidiary establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds and the depositors, rather than the shareholders, of financial institutions.

The following is a summary of the material elements of the regulatory framework that applies to the Company and its subsidiaries. It does not describe all of the statutes, regulations and regulatory policies that apply to the Company and its subsidiaries, nor does it restate all of the requirements of the statutes, regulations and regulatory policies that are described. As such, the following is qualified in its entirety by reference to the applicable statutes, regulations and regulatory policies. Any change in applicable law, regulations or regulatory policies may have a material effect on the business of the Company and its subsidiaries. See also "Recent Developments" under Management's Discussion and Analysis.

The Company

General. The Company, as the sole stockholder of Centrue Bank, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength to Centrue Bank and to commit resources to support Centrue Bank in circumstances where the Company might not do so absent such policy. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of operations and such additional information as the Federal Reserve may require. The Company is also subject to regulation by the IDFPR under the Illinois Bank Holding Company Act, as amended.

Investments and Activities. Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares of the other bank or bank holding company (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank; or (iii) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws which require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

The BHCA also generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking ... as to be a proper incident thereto." Under current regulations of the Federal Reserve, the Company is permitted to engage in a variety of banking-related businesses, including the operation of a thrift, consumer finance or equipment leasing business, the operation of a computer service bureau (including software development), and the operation of mortgage banking and brokerage businesses. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

In November, 1999, the Gramm-Leach-Bliley Act ("GLB Act") was signed into law. Under the GLB Act, bank holding companies that meet certain standards and elect to become "financial holding companies" are permitted to engage in a wider range of activities than those permitted for bank holding companies, including securities and insurance activities. Specifically, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines is (i) financial in nature or incidental thereto, or (ii) complementary to any such financial-in-nature activity, provided that such complementary activity does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. A bank holding company may elect to become a financial holding company only if each of its depository institution subsidiaries is well-capitalized, well-managed, and has a Community Reinvestment Act rating of "satisfactory" or better at their most recent examination.

The GLB Act specifies many activities that are financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance;

providing financial, investment or economic advisory services; underwriting, dealing in, or making a market in securities; and those activities currently permitted for bank holding companies that are so closely related to banking or managing or controlling banks, as to be a proper incident thereto.

The GLB Act changed federal laws to facilitate affiliation between banks and entities engaged in securities and insurance activities. The law also established a system of functional regulation under which banking activities, securities activities, and insurance activities conducted by financial holding companies and their subsidiaries and affiliates will be separately regulated by banking, securities, and insurance regulators, respectively. The Company has no current plans to register as a financial holding company.

Federal law also prohibits any person or company from acquiring "control" of a bank or bank holding company without prior notice to the appropriate federal bank regulator. "Control" is defined in certain cases as the acquisition of 10% or more of the outstanding shares of a bank or bank holding company.

Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: a risk-based requirement expressed as a percentage of total risk-weighted assets, and a leverage requirement expressed as a percentage of total assets. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. The leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with a minimum requirement of 4% for all others. For purposes of these capital standards, Tier 1 capital consists primarily of permanent stockholders' equity less intangible assets (other than certain mortgage servicing rights and purchased credit card relationships). Total capital consists primarily of Tier 1 capital plus certain other debt and equity instruments which do not qualify as Tier 1 capital and a portion of the company's allowance for loan and lease losses.

The risk-based and leverage standards described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or by the risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 capital less all intangible assets), well above the minimum levels.

As of December 31, 2008, the Company had regulatory capital as follows:

	Risk-Based Capital Ratio	Leverage Capital Ratio
Company	12.2%	8.1%

The risk-based capital ratio and the leverage capital ratio were 4.2% and 4.1% respectively, in excess of the Federal Reserve's minimum requirements. See Note 17 in the Notes in Consolidated Financial Statements for further information.

Dividends. The Company is organized under the Delaware General Corporation Law (the "DGCL"). The DGCL allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Additionally, the Federal Reserve has issued a policy statement with regard to the payment of cash dividends by bank holding companies. The policy statement provides that a bank holding company should not pay cash dividends which exceed its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

As a result of the Company's issuance of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the "Preferred Shares") to the U. S. Department of Treasury (the "Treasury") pursuant to the Troubled Asset Relief Program's ("TARP") Capital Purchase Plan ("CPP"), the Company is restricted in the payment of dividends and, without the Treasury's consent, may not declare or pay any dividend on the Company's common stock other than its current quarterly cash dividend of $0.14 per share, as adjusted for any stock dividend or stock split. This restriction no longer applies on the earlier to occur of January 9, 2012 (the third anniversary of the issuance of the Preferred Shares to the Treasury) or the date on which the Company has redeemed all of the Preferred Shares issued or the date on which the Treasury has transferred all of the Preferred Shares to third parties not affiliated with the Treasury. In addition, as long as the Preferred Shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such Preferred Shares, subject to certain limited exceptions.

Federal Securities Regulation. The Company's common stock is registered with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

The SEC and the NASDAQ have adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that will apply to the Company as a registered company under the Exchange Act and as a NASDAQ-traded company. The Sarbanes-Oxley Act of 2002 was enacted in response to public concerns regarding corporate accountability in connection with accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Exchange Act.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules requiring the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of certain issues by the SEC. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. Sarbanes-Oxley section 404 requires significant oversight of a public company's internal control over the financial statements. For accelerated filers, the rules require them to provide management's report on internal control over financial reporting by December 31, 2008. The rule further requires an accelerated filer to have an external auditor's attestation report on internal control over financial reporting as of December 31, 2008. During 2008, the Company incurred approximately $178,500 in additional expenses to comply with the provisions of the Sarbanes-Oxley Act.

Recent Developments

The Emergency Economic Stabilization Act of 2008 ("EESA") was enacted on October 3, 2008. Pursuant to EESA, the Treasury has the authority to among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Pursuant to its authority under EESA, the Treasury created the TARP CPP under which the Treasury was authorized to invest in non-voting, senior preferred stock of U.S. banks and savings associations or their holding companies.

The Company elected to participate in the CPP and on January 9, 2009, completed the sale of $32.7 million in preferred shares to the Treasury. The Company issued 32,668 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the "Preferred Shares"), with a $1,000 per share liquidation preference, and a warrant to purchase up to 508,320 shares of the Company's common stock at an exercise price of $9.64 per share (the "Warrant").

The Preferred Shares issued by the Company pay cumulative dividends of 5% a year for the first five years and 9% a year thereafter. After three years, the Company may, at its option, redeem the Preferred Shares at their liquidation preference plus accrued and unpaid dividends. Both the Preferred Shares and the Warrant will be accounted for as components of regulatory Tier 1 capital. Among other restrictions, the securities purchase agreement between the Company and the Treasury limits the Company's ability to repurchase its stock and subjects the Company to certain executive compensation limitations. The restrictions on stock repurchases are in effect until the earlier to occur of January 9, 2012 (the third anniversary of the issuance of the Preferred Shares to Treasury) or the date on which the Company has redeemed all of the Preferred Shares issued or the date on which the Treasury has transferred all of the Preferred Shares to third parties not affiliated with the Treasury.

The American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted on February 17, 2009. Among other things, ARRA sets forth additional limits on executive compensation at all financial institutions receiving federal funds under any program, including the CPP, both retroactively and prospectively. The executive compensation restrictions in ARRA, which will be further described in rules and regulations to be established, include among others: limits on compensation incentives, prohibitions on "Golden Parachute Payments", the establishment by publicly registered CPP recipients of a board compensation committee comprised entirely of independent directors for the purpose of reviewing employee compensation plans, and the requirement of a non-binding vote on executive pay packages at each annual shareholder meeting until the government funds are repaid. The full impact of the ARRA is not yet certain because additional regulatory action is required.

Centrue Bank

Centrue Bank is an Illinois-chartered bank, the deposit accounts of which are insured by the FDIC. Centrue Bank is also a member of the Federal Reserve System ("member bank"). As an Illinois-chartered, FDIC-insured member bank, Centrue Bank is subject to the examination, supervision, reporting and enforcement requirements of the IDFPR, as the chartering authority for Illinois banks, the Federal Reserve, as the primary federal regulator of member banks, and the FDIC, as administrator of deposit insurance.

Deposit Insurance. As an FDIC-insured institution, Centrue Bank is required to pay deposit insurance premium assessments to the FDIC.

Pursuant to the Federal Deposit Insurance Reform Act of 2005 (the "FDIRA") in 2006, the previously separate deposit insurance funds for banks and savings associations were merged into a single deposit insurance fund administered by the FDIC. Centrue Bank's deposits are insured up to applicable limitations by that deposit insurance fund.

Following the adoption of the FDIRA, the FDIC has the opportunity, through its rulemaking authority, to better price deposit insurance for risk than was previously authorized. The FDIC adopted regulations that create a system of risk-based assessments. Under the regulations, there are four risk categories, and each insured institution is assigned to a risk category based on capital levels and supervisory ratings. Well-capitalized institutions with CAMELS composite ratings of 1 or 2 are placed in Risk Category I while other institutions are placed in Risk Categories II, III or IV depending on their capital levels and CAMELS composite ratings. The assessment rates may be changed by the FDIC as necessary to maintain the insurance fund at the reserve ratio designated by the FDIC, which currently is 1.25% of insured deposits. The FDIC may set the reserve ratio annually at between 1.15% and 1.50% of insured deposits. Deposit insurance assessments will be collected for a quarter, at the end of the next quarter. Assessments are based on deposit balances at the end of the quarter, except for institutions with $1 billion or more in assets, such as Centrue Bank, and any institution that becomes insured on or after January 1, 2007 which will have their assessment base determined using average daily balances of insured deposits.

As of September 30, 2008, the reserve ratio of the deposit insurance fund fell to 0.76%. On October 7, 2008, the FDIC established a restoration plan to restore the reserve ratio to at least 1.15% within five years (effective February 27, 2009 the FDIC extended this time to seven years) and proposed rules increasing the assessment rate for deposit insurance and making adjustments to the assessment system. On December 16, 2008, the FDIC adopted and issued a final rule increasing the rates banks pay for deposit insurance uniformly by 7 basis points (annualized) effective January 1, 2009. Under the final rule, risk-based rates for the first quarter 2009 assessment will range between 12 and 50 basis points (annualized). The 2009 first quarter assessment rates established by the FDIC provide that the highest rated institutions, those in Risk Category I, will pay premiums of between 12 and 14 basis points and the lowest rated institutions, those in Risk Category IV, will pay premiums of 50 basis points. On February 27, 2009, the FDIC adopted a final rule amending the way that the assessment system differentiates for risk and setting new assessment rates beginning with the second quarter of 2009. Beginning April 1, 2009, for the highest rated institutions, those in Risk Category I, the initial base assessment rate will be between 12 and 16 basis points and for the lowest rated institutions, those in Risk Category IV, the initial base assessment rate will be 45 basis points. The final rule modifies the means to determine a Risk Category I institution's initial base assessment rate. It also provides for the following adjustments to an institution's assessment rate: (1) a decrease for long-term unsecured debt, including most senior and subordinated debt and, for small institutions, a portion of Tier 1 capital; (2) an increase for secured liabilities above a threshold amount; and (3) for institutions in risk categories other than Risk Category I, an increase for brokered deposits above a threshold amount. After applying these adjustments, for the highest rated institutions, those in Risk Category I, the total base assessment rate will be between 7 and 24 basis points and for the lowest rated institutions, those in Risk Category IV, the total base assessment rate will be between 40 and 77.5 basis points.

On February 27, 2009, the FDIC also adopted an interim rule, with a request for comments, that imposes an emergency special assessment of up to 20 basis points of an institution's assessment base as of June 30, 2009, which will be collected on September 30, 2009. This interim rule also provides for possible additional special assessments of up to 10 basis points at the end of any calendar quarter whenever the FDIC estimates that the deposit insurance fund reserve ratio will fall to a level that the FDIC believes would adversely affect public confidence or to a level close to zero or negative.

On November 21, 2008, the FDIC adopted final regulations implementing the Temporary Liquidity Guarantee Program ("TLGP") pursuant to which depository institutions could elect to participate. Pursuant to the TLGP, the FDIC will (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008 and before June 30, 2009 (the "Debt Guarantee"), and (ii) provide full FDIC deposit insurance coverage for non-interest bearing deposit transaction accounts regardless of dollar amount for an additional fee assessment by the FDIC (the "Transaction Account Guarantee"). These accounts are mainly payment-processing accounts, such as business payroll accounts. The Transaction Account Guarantee will expire on December 31, 2009. Participating institutions will be assessed a 10 basis point surcharge on the portion of eligible accounts that exceeds the general limit on deposit insurance coverage.

Coverage under the TLGP was available to any eligible institution that did not elect to opt out of the TLGP on or before December 5, 2008. Centrue Bank did not opt out of the Transaction Account Guarantee portion of the TLGP. The Company and Centrue Bank opted out of the Debt Guarantee program.

In 2006, the FDIC adopted a final rule allocating a one-time assessment credit among insured financial institutions. This credit may be used to offset deposit insurance assessments (not to include FICO assessments) beginning in 2007. The Company began taking advantage of this credit in 2007 and expects to realize benefit from this credit thru the second quarter of 2009.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution (i) has engaged or is engaging in unsafe or unsound practices, (ii) is in an unsafe or unsound condition to continue operations or (iii) has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance, if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of Centrue Bank.

FICO Assessments. FDIC insured institutions are also subject to assessments to cover interest payments due on the outstanding obligations of the Financing Corporation ("FICO"). FICO was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation. These FICO assessments are in addition to amounts assessed by the FDIC for deposit insurance until the final maturity of the outstanding FICO obligations in 2019. FDIC insured institutions will share the cost of the interest on the FICO bonds on a *pro rata* basis. During the year ended December 31, 2008, the FICO assessment rate for DIF members ranged between approximately 0.0110% of deposits and approximately 0.0114% of deposits. During the year ended December 31, 2008, Centrue Bank paid FICO assessments totaling $115,866. For the first quarter of 2009, the rate established by the FDIC for the FICO assessment is 0.0114% of deposits.

Supervisory Assessments. All Illinois banks are required to pay supervisory assessments to the IDFPR to fund the operations of the IDFPR. The amount of the assessment is calculated based on the institution's total assets, including consolidated subsidiaries, as reported to the IDFPR. During the year ended December 31, 2008, Centrue Bank paid supervisory assessments to the IDFPR totaling $195,845.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered Federal Reserve System member banks, such as Centrue Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with a minimum requirement of at least 4% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. For purposes of these capital standards, Tier 1 capital and total capital consist of substantially the same components as Tier 1 capital and total capital under the Federal Reserve's capital guidelines for bank holding companies (*see* "--The Company--Capital Requirements").

The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, the regulations of the Federal Reserve provide that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

During the year ended December 31, 2008, Centrue Bank was not required by the Federal Reserve to increase its capital to an amount in excess of the minimum regulatory requirement. As of December 31, 2008, Centrue Bank had regulatory capital as follows:

	Risk-Based Capital Ratio	Leverage Capital Ratio
Centrue Bank	12.8%	9.4%

The risk-based capital ratio and the leverage capital ratio are 4.8% and 5.4% in excess of the Federal Reserve's minimum requirements. See Note 17 in the Notes in Consolidated Financial Statements for further information.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the institution to submit a capital restoration plan; limiting the institution's asset growth and restricting its activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions between the institution and its affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution. As of December 31, 2008, Centrue Bank was considered well capitalized.

Additionally, institutions insured by the FDIC may be liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of commonly controlled FDIC insured depository institutions or any assistance provided by the FDIC to commonly controlled FDIC insured depository institutions in danger of default.

Dividends. Under the Illinois Banking Act, Illinois-chartered banks may not pay dividends in excess of their net profits then on hand, after deducting losses and bad debts. The Federal Reserve Act also imposes limitations on the amount of dividends that may be paid by state member banks, such as Centrue Bank. Generally, a member bank may pay dividends out of its undivided profits, in such amounts and at such times as the bank's board of directors deems prudent. Without prior Federal Reserve approval, however, a state member bank may not pay dividends in any calendar year which, in the aggregate, exceed such bank's calendar year-to-date net income plus such bank's retained net income for the two preceding calendar years.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, Centrue Bank exceeded its minimum capital requirements under applicable guidelines and had approximately $3.49 million available to be paid as dividends to the Company as of December 31, 2008. Notwithstanding the availability of funds for dividends, however, the Federal Reserve may prohibit the payment of any dividends by Centrue Bank if the Federal Reserve determines such payment would constitute an unsafe or unsound practice.

Insider Transactions. Centrue Bank is subject to certain restrictions imposed by federal law on extensions of credit to the Company, on investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by Centrue Bank to its directors and officers, to directors and officers of the Company, to principal stockholders of the Company, and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or a principal stockholder of the Company may obtain credit from the banks with which Centrue Bank maintains a correspondent relationship.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines which establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

Branching Authority. Illinois banks, such as Centrue Bank, have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals. Additionally, Centrue Bank has authority under Missouri law to establish branches anywhere in the State of Missouri, subject to receipt of all required regulatory approvals.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), both state and national banks are allowed to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. Illinois law permits interstate mergers, subject to certain conditions, including a prohibition against interstate mergers involving an Illinois bank that has been in existence and continuous operation for fewer than five years.

The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. Certain states permit out-of-state banks to establish de novo branches or acquire branches from another bank although the laws of some of these states require a reciprocal provision under the law of the state where the bank establishing or acquiring the branch is chartered. Illinois law permits out-of-state banks to establish branches in Illinois in this manner, and Illinois-chartered banks may branch into other states in this manner if the law of the state in which the branch will be established or acquired so authorizes even if the law of such state requires a reciprocal provision under Illinois law.

State Bank Activities. Under federal law and FDIC regulations, FDIC insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member.

The GLB Act also authorizes insured state banks to engage in financial activities, through subsidiaries, similar to the activities permitted for financial holding companies. If a state bank wants to establish a subsidiary engaged in financial activities, it must meet certain criteria, including that it and all of its affiliated insured depository institutions are well-capitalized and have a Community Reinvestment Act rating of at least "satisfactory" and that it is well-managed. There are capital deduction and financial statement requirements and financial and operational safeguards that apply to subsidiaries engaged in financial activities. Such a subsidiary is considered to be an affiliate of the bank and there are limitations on certain transactions between a bank and a subsidiary engaged in financial activities of the same type that apply to transactions with a bank's holding company and its subsidiaries.

Reserve Requirement. Federal Reserve regulations, as presently in effect, require depository institutions including Centrue Bank to maintain cash reserves against their net transaction accounts (primarily NOW and regular checking accounts). Effective October 9, 2008, the Federal Reserve Banks are now authorized to pay interest on such reserves.

EXECUTIVE OFFICERS

The term of office for the executive officers of the Company is from the date of election until the next annual organizational meeting of the Board of Directors. In addition to the information provided in the 2009 Proxy Statement, the names and ages of the executive officers of the Company, as well as the offices of the Company and the Subsidiary held by these officers on that date, and principal occupations for the past five years are set forth below.

Thomas A. Daiber, 51, is the President & Chief Executive Officer of Centrue Financial Corporation and Centrue Bank. Mr. Daiber joined the former Centrue Financial in October of 2002 as its President and Chief Executive Officer.

Kurt R. Stevenson, 42, is the Senior Executive Vice President & Chief Financial Officer of Centrue Financial Corporation and Centrue Bank and has held that role since 2003.

Donald M. Davis, 48, is the Market President for the Company's St. Louis market area, a position held since he joined the former Centrue Bank in 2006. He had previously worked for National City Bank as its Senior Vice President of Commercial Real Estate since 2005. Mr. Davis worked for Allegiant Bancorp, Inc. from 1997 to 2005 as its Senior Vice President/Commercial Business Development Officer.

Steven E. Flahaven, 53, is the Company's Executive Vice President & Head of Commercial Banking, a position held since 2006. Beginning in 2004, he acted as the Senior Vice President and Senior Commercial Loan Officer. Mr. Flahaven joined UnionBank in 2002 as its Vice President and Senior Lender.

Everett J. Solon, 56, is the Market President for the Company's Streator, Dwight, Ottawa and Peru locations, a position held since 2003. In 2007, he also acted as the Company's Head of Mortgage Banking.

Robert L. Davidson, 63, is the Company's Executive Vice President, Chief Investment Officer and ALCO Manager, a position held since January of 2006. He had previously served as the Company's Senior Vice President, Chief Investment Officer and ALCO Manager since 2001.

Roger D. Dotson, 61, is the Company's Executive Vice President, a position held since late 2007. In this capacity, he is responsible for oversight in the operations, IT, deposit operations, and loan operations areas. He had previously served as the Company's Head of Retail Banking. Mr. Dotson joined the former Centrue Bank as their Regional President in 2005. Prior to joining the Company, Mr. Dotson served as the President & CEO of Illinois Community Bank located in Effingham, Illinois.

Heather M. Hammitt, 34, is the Company's Executive Vice President & Head of Human Resources & Corporate Communications. Ms. Hammitt joined UnionBancorp in March of 1998 and has served in various positions of management in the human resources department during that time.

Kenneth A. Jones, 45, is the Company's Executive Vice President & Chief Credit Officer. Mr. Jones joined UnionBank in October 2000 and, prior to his current position, he served in the role of Commercial Collector.

Diane F. Leto, 47, is the Company's Executive Vice President & Head of Operations. As of January 1, 2009, she was appointed as Chief Risk Officer. She has been with the Company since June of 2004. Prior to joining the Company, Ms. Leto was the Senior Vice President of Operations for Castle Bank located in DeKalb, Illinois.

Ricky R. Parks, 43, is the Market President for the Company's Fairview Heights, Aviston, Belleville, Effingham and St. Rose locations. Mr. Parks joined the former Centrue Bank in January of 2004 as a Senior Vice President and Senior Lender and in October of 2004 was named its Regional Bank President. Prior to joining Centrue, Mr. Parks worked for Union Planters Bank from September of 1991 until January of 2004 in the Metro-East St. Louis market and held the position of Senior Vice President & Commercial Team Leader prior to his departure.

Mary Jane Raymond, 52, is the Company's Executive Vice President & Head of Retail Banking. Ms. Raymond joined the former Centrue in March of 2005 as a Vice President/Regional Sales Manager. Prior to joining Centrue, Ms. Raymond worked as a Vice President for Regions Bank from May of 1997 to March of 2005.

Available Information

Our Internet address is www.centrue.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors

An investment in the Company's common stock is subject to risks inherent to the Company's business. The material risk and uncertainties that management believes affect the Company are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors. See also, "Special Note Regarding Forward-Looking Statements" and "Recent Developments."

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and you could lose all or part of your investment.

References to "we," "us," and "our" in this section refer to the Company and its subsidiary, unless otherwise specified or unless the context otherwise requires.

Risks Related to the Company's Business

We are subject to current financial market risk.

In 2008 and continuing in 2009, governments, regulators and central banks in the United States and worldwide have taken numerous steps to increase liquidity and to restore investor confidence, but asset values have continued to decline and access to liquidity continues to be very limited.

The EESA authorizes the U. S. Treasury to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions and their holding companies, under TARP. The purpose of TARP is to restore confidence and stability to the United States banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the Capital Purchase Program, which we participated in, the U. S. Treasury is purchasing equity securities from participating institutions. For more information regarding our participation in the Capital Purchase Program, see the discussion under the caption "Recent Developments" in "Item 1 – Business" of Part I of this Annual Report on Form 10-K. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry. The ARRA, which was signed into law on February 17, 2009, includes a wide array of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health and education needs. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our Common Shares.

The EESA and the ARRA followed, and have been followed by, numerous actions by the Federal Reserve Board, the United States Congress, the U. S. Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime mortgage meltdown that began in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the United States banking system. The EESA, the ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to interest rate risk.

The Company's earnings and cash flows are largely dependent upon its net interest income. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Company's ability to originate loans and obtain deposits, (ii) the fair value of the Company's financial assets and liabilities, and (iii) the average duration of the Company's mortgage-backed securities portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Company's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Company's financial condition and results of operations. Also, the Company's interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on the Company's balance sheet. See Part II sections "Net Interest Income" and "Interest Rate Risk" in "Management's Discussion and Analysis of Financial Condition and Results of Operations," for further discussion related to the Company's management of interest rate risk.

We are subject to lending risk.

As of December 31, 2008 approximately 81.0% of the Company's loan portfolio consisted of commercial, financial, and agricultural, real estate construction, and commercial real estate loans (collectively, "commercial loans"). Commercial loans are generally viewed as having more inherent risk of default than residential mortgage loans or retail loans. Also, the commercial loan balance per borrower is typically larger than that for residential mortgage loans and retail loans, inferring higher potential losses on an individual loan basis. Because the Company's loan portfolio contains a number of commercial loans with large balances, the deterioration of one or a few of these loans could cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge offs, all of which could have a material adverse effect on the Company's financial condition and results of operations. See Part II "Loans" in "Management's Discussion and Analysis of Financial Condition and Results of Operations," for further discussion of credit risks related to different loan types.

We are subject to economic conditions of our geographic market.

The Company's success depends to a large degree on the general economic conditions of the geographic markets served by the Bank in the States of Illinois and Missouri and, to a lesser extent, contiguous states. The local economic conditions on these areas have a significant impact on the generation of the Bank's commercial, real estate commercial, and real estate construction loans; the ability of borrowers to repay these loans; and the value of the collateral securing these loans. Adverse changes in the economic conditions of the counties in which we operate could also negatively impact the financial results of the Company's operations and have a negative effect on its profitability. For example, these factors could lead to reduced interest income and an increase in the provision for loan losses.

A portion of the loans in the Company's portfolio is secured by real estate. Most of these loans are secured by properties located in the north central, east central, south central and St. Louis's suburban east counties of Illinois, as well as, the St. Louis metro area of Missouri. Negative conditions in the real estate markets where collateral for a mortgage loan is located could adversely affect the borrower's ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various factors, including changes in general or regional economic conditions, supply and demand for properties and governmental rules or policies.

We are subject to current levels of unprecedented market volatility.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Our allowance for loan losses may be insufficient.

Managing the Company's allowance for loan losses is based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit, and (6) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the respective loan portfolios. Although the Company believes that the allowance for loan losses is adequate, there can be no assurance that such allowance will prove sufficient to cover future losses. Future adjustments may be necessary if economic conditions change or adverse developments arise with respect to nonperforming or performing loans or if regulatory supervision changes. Material additions to the allowance for loan losses would result in a material decrease in the Company's net income, and possibly its capital, and could result in the inability to pay dividends, among other adverse consequences.

Mergers and Acquisitions may disrupt our business and dilute stockholder value.

The Company regularly evaluates mergers and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, negotiations may take place and future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. The Company seeks merger or acquisition partners that are culturally similar, have experienced management, and possess either significant market presence or have potential for improved profitability through financial management, economies of scale, or expanded services.

Acquiring or merging with other banks, businesses, and acquiring branches involves potential adverse impact to the Company's financial results and various other risks commonly associated with mergers and acquisitions, including, among other things:

- Difficulty in estimating the value of the target company
- Payment of a premium over book and market values that may dilute the Company's tangible book value and earnings per share in the short and long term
- Potential exposure to unknown or contingent liabilities of the target company
- Exposure to potential asset quality issues of the target company
- There may be volatility in reported income as goodwill impairment losses could occur irregularly and in varying amounts
- Difficulty and expense of integrating the operations and personnel of the target company
- Inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits
- Potential disruption to the Company's business
- Potential diversion of the Company's management's time and attention
- The possible loss of key employees and customers of the target company
- Potential changes in banking or tax laws or regulations that may affect the target company

Details of the Company's recent acquisition activity are presented in Note 2, "Business Acquisitions and Divestitures," of the notes to consolidated financial statements within Part II, Item 8.

Our information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan, and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of its information systems, we cannot assure you that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions, or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

Risks Associated with the Company's Industry

We operate in a highly regulated industry.

The banking industry is heavily regulated. The banking business of the Company and the Bank are subject, in certain respects, to regulation by the Federal Reserve, the FDIC, the IDFPR and the SEC. The Company's success depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not stockholders or other security holders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting the Company may be modified at any time, and there is no assurance that such modifications, if any, will not adversely affect the Company's business.

We operate in an industry that is interrelated such that defaults by other larger institutions could adversely affect financial markets generally.

The commercial soundness of many financial institutions may be closely interrelated as a result of relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect our business.

We operate in an industry that is significantly affected by general business and economic conditions.

The Company's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U. S. economy and the local economies in which the Company operates, all of which are beyond the Company's control. Deterioration in economic conditions could result in an increase in loan delinquencies and nonperforming assets, decreases in loan collateral values, and a decrease in demand for the Company's products and services among other things, any of which could have a material adverse impact on the Company's financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

At December 31, 2008, the Company operated thirty offices (twenty-seven full-service bank branches and two back-room sales support nonbanking facilities in Illinois and one full-service bank branch in Missouri). The principal offices of the Company are located in St. Louis, Missouri. All of the Company's offices are owned by Centrue Bank and are not subject to any mortgage or material encumbrance, with the exception of four offices that are leased: one is located in LaSalle County in Illinois, one in Will County in Illinois, one in St. Clair County in Illinois and one in St. Louis County in Missouri. The Company believes that its current facilities are adequate for its existing business.

AFFILIATE	MARKETS SERVED	PROPERTY/TYPE LOCATION
The Company		Administrative Office: St. Louis, MO
Centrue Bank	Bureau, Champaign, Clinton, DeKalb, Effingham, Grundy, Kankakee, Kendall, LaSalle, Livingston, St. Clair and Will Counties in Illinois	Main Office: Streator, IL Twenty-seven banking offices and two non-banking offices located in markets served.
	St. Louis County in Missouri	One banking office

In addition to the banking locations listed above, Centrue Bank owns thirty automated teller machines, some of which are housed within banking offices and some of which are independently located.

At December 31, 2008, the properties and equipment of the Company had an aggregate net book value of approximately $32.4 million.

Item 3. Legal Proceedings

Neither the Company nor its subsidiary are involved in any pending legal proceedings other than routine legal proceedings occurring in the normal course of business, which, in the opinion of management, in the aggregate, are not material to the Company's consolidated financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock was held by approximately 911 stockholders of record as of February 23, 2009, and is traded on The NASDAQ Stock Market under the symbol "TRUE." The table below indicates the high and low sales prices of the Common Stock as reported by NASDAQ for transactions of which the Company is aware, and the dividends declared per share for the Common Stock during the periods indicated. Because the Company is not aware of the price at which certain private transactions in the Common Stock have occurred, the prices shown may not necessarily represent the complete range of prices at which transactions in the Common Stock have occurred during such periods.

	Stock Sales		Cash
	High	**Low**	**Dividends**
2008			
First Quarter	$ 22.94	$ 17.26	$ 0.13
Second Quarter	19.90	11.03	0.14
Third Quarter	16.00	9.12	0.14
Fourth Quarter	14.57	5.70	0.14
2007			
First Quarter	$ 19.93	$ 18.99	$ 0.12
Second Quarter	20.55	18.50	0.13
Third Quarter	20.31	18.95	0.13
Fourth Quarter	24.90	19.19	0.13

The holders of the Common Stock are entitled to receive dividends as declared by the board of directors of the Company, which considers payment of dividends quarterly. Upon the consummation of an acquisition in 1996, preferential dividends were required to be paid or accrued quarterly, with respect to the outstanding shares of Preferred Stock. In preparation for participation in the U. S. Department of the Treasury's Capital Purchase Program, the Company has added a Fixed Rate Cumulative Preferred Stock, Series C. This preferred securities series to be issued by the Company will pay cumulative dividends of 5% a year for the first five years and 9% thereafter.

The ability of the Company to pay dividends in the future will be primarily dependent upon its receipt of dividends from Centrue Bank. In determining cash dividends, the Board of Directors considers the earnings, capital requirements, debt and dividend servicing requirements, financial ratio guidelines it has established, financial condition of the Company and other relevant factors. Centrue Bank's ability to pay dividends to the Company and the Company's ability to pay dividends to its stockholders are also subject to certain regulatory restrictions.

The Company has paid regular cash dividends on the Common Stock since it commenced operations in 1982. There can be no assurance, however, that any such dividends will be paid by the Company or that such dividends will not be reduced or eliminated in the future. The timing and amount of dividends will depend upon the earnings, capital requirements and financial condition of the Company and Centrue Bank, as well as the general economic conditions and other relevant factors affecting the Company and its subsidiaries. In 2008, the Company entered into a new loan agreement with Bank of America replacing the Company's prior loan agreement. The loan agreement contains a dividend restriction specifying that the Company cannot declare or pay dividends in excess of 40% of the then current year's earnings without prior consent. In addition, the terms of the Series A Preferred Stock, and the Series B Preferred Stock issued to certain of Prairie's preferred stockholders prohibit the payment of dividends by the Company on the Common Stock during any period for which dividends on the respective series of Preferred Stock are in arrears. Additionally, the securities purchase agreement, between the Company and the Treasury limits the payment of dividends on the Common Stock to the current quarterly cash dividend of $0.14 per share.

The following graph shows a comparison of cumulative total returns for Centrue Financial Corporation, the NASDAQ Stock Market (US Companies) and an index of SNL Midwest Bank Stocks for the five-year period beginning January 1, 2004 and ending on December 31, 2008. The graph was prepared at our request by SNL Financial LC, Charlottesville, Virginia.

COMPARISON OF CUMULATIVE TOTAL RETURN
(ASSUMES $100 INVESTED ON JANUARY 1, 2004)


Total Return Performance
Centrue Financial Corporation
NASDAQ Composite
SNL Midwest Bank
Index Value
150
125
100
75
50
25
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
Centrue Financial Corporation	100.00	99.11	101.37	94.86	112.50	32.07
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Midwest Bank	100.00	112.84	108.73	125.68	97.96	64.44

The following table provides information about purchases of the Company's common stock by the Company during the fourth quarter 2008:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/01/08 –10/31/08	-	-	-	395,078
11/01/08 –11/30/08	-	-	-	395,078
12/01/08 –12/31/08	-	-	-	395,078
Total (1)	-	-	-	395,078

(1) The Company repurchased no shares of stock during the quarter ended December 31, 2008. The 2007 repurchase program approved on July 24, 2007 authorized the Company to repurchase an additional 500,000 shares, or approximately 8% of the Company's currently issued and outstanding shares, in the open market or privately negotiated transactions over an 18 month period commencing immediately following the completion of the 2006 stock repurchase program. This program expired on January 24, 2009.

Item 6. Selected Financial Data

The following table presents selected consolidated financial data for the five years ended December 31, 2008:

	2008	2007	2006	2005	2004
Statement of Income Data					
Interest income	$ 73,518	$ 83,576	$ 43,858	$ 34,697	$ 34,898
Interest expense	33,944	44,735	21,351	13,704	13,231
Net interest income	39,574	38,841	22,507	20,993	21,667
Provision for loan losses	8,082	675	(1,275)	250	1,924
Net interest income after provision for loan losses	31,492	38,166	23,782	20,743	19,743
Noninterest income	13,409	15,665	6,688	6,298	12,378
Noninterest expense	35,745	37,333	22,723	21,343	24,860
Income before income taxes	9,156	16,498	7,747	5,698	7,261
Income taxes	2,766	5,175	2,145	1,319	2,173
Income from continuing operations (after taxes)	6,390	11,323	5,602	4,379	5,088
Loss on discontinued operations	-	-	(415)	(206)	(285)
Net income	$ 6,390	$ 11,323	$ 5,187	$ 4,173	$ 4,803
Preferred stock dividends	207	207	207	207	207
Net income for common stockholders	$ 6,183	$ 11,116	$ 4,980	$ 3,966	$ 4,596
Per Share Data					
Basic earnings per common shares from continuing operations	$ 1.02	$ 1.75	$ 1.31	$ 1.06	$ 1.21
Basic earnings per common share	1.02	1.75	1.21	1.01	1.14
Diluted earnings per common share from continuing operations	1.02	1.74	1.30	1.04	1.19
Diluted earnings per common share	1.02	1.74	1.20	0.99	1.12
Dividends per common stock	0.55	0.51	0.48	0.44	0.40
Dividend payout ratio for common stock	53.71%	29.17%	27.05%	43.39%	35.10%
Book value per common stock	$ 19.14	$ 19.50	$ 18.23	$ 17.23	$ 17.30
Basic weighted average common shares outstanding	6,033,896	6,341,693	4,119,235	3,943,741	4,033,608
Diluted weighted average common shares outstanding	6,042,296	6,380,659	4,163,836	4,002,908	4,109,999
Period-end common shares outstanding	6,028,491	6,071,546	6,455,068	3,806,876	4,032,144
Balance Sheet Data					
Securities	$ 252,562	$ 249,331	$ 298,692	$ 196,440	$ 191,661
Loans	1,004,390	957,285	836,944	417,525	419,275
Allowance for loan losses	15,018	10,755	10,835	8,362	9,732
Total assets	1,401,881	1,364,999	1,283,025	676,222	669,546
Total deposits	1,049,220	1,033,022	1,026,610	543,841	512,477
Stockholders' equity	115,908	118,876	118,191	66,075	70,247
Earnings Performance Data					
Return on average total assets	0.47%	0.85%	0.69%	0.63%	0.65%
Return on average stockholders' equity	5.43	9.53	6.69	6.06	7.06
Net interest margin ratio	3.32	3.35	3.41	3.56	3.34
Efficiency ratio (1)	64.32	66.67	76.81	77.78	82.90
Asset Quality Ratios					
Nonperforming assets to total end of period assets	1.64%	0.51%	1.08%	0.62%	0.69%
Nonperforming loans to total end of period loans	1.03	0.43	1.40	0.96	1.00
Net loan charge-offs to total average loans	0.38	0.08	0.22	0.39	0.23
Allowance for loan losses to total loans	1.50	1.12	1.29	2.00	2.32
Allowance for loan losses to nonperforming loans	145.55	262.96	92.14	208.84	231.60
Capital Ratios					
Average equity to average assets	8.69%	8.90%	10.35%	10.39%	9.27%
Total capital to risk adjusted assets	12.18	10.23	11.94	13.33	14.30
Tier 1 leverage ratio	8.10	7.69	7.90	9.03	9.54

(1) Calculated as noninterest expense less amortization of intangibles and expenses related to other real estate owned divided by the sum of net interest income before provisions for loan losses and total noninterest income excluding securities gains and losses and gains on sale of assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an analysis of the Company's results of operations and financial condition of Centrue Financial Corporation for the three years ended December 31, 2008. Management's discussion and analysis (MD&A) should be read in conjunction with "Selected Consolidated Financial Data," the consolidated financial statements of the Company, and the accompanying notes thereto. Unless otherwise stated, all earnings per share data included in this section and throughout the remainder of this discussion are presented on a fully diluted basis. All financial information is in thousands (000's), except per share data.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934 as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," "planned" or "potential" or similar expressions.

The Company's ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates; general economic conditions; legislative/regulatory changes; monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan or securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company's market areas; the Company's implementation of new technologies; the Company's ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Critical Accounting Policies and Estimates

Note 1 to our Consolidated Financial Statements for the year ended December 31, 2008 contains a summary of our significant accounting policies. Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Our policy with respect to the methodologies used to determine the allowance for loan losses is our most critical accounting policy. The policy is important to the presentation of our financial condition and results of operations, and it involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions and estimates could result in material differences in our results of operations or financial condition.

The following is a description of our critical accounting policy and an explanation of the methods and assumptions underlying its application.

Allowance for Loan Losses: The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses is based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies" and

FASB Statements Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan," the analysis of the allowance for loan losses consists of three components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) subjective reserves based on general economic conditions as well as specific economic factors in markets in which the Company operates.

The specific credit allocation component of the allowances for loan losses is based on an analysis of individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.

The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss analysis that examines historical loan loss experience. The loss analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. The process for determining the allowance (which management believes adequately considers all of the potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differs from management estimates, additional provision for credit losses could be required that could adversely affect the Company's earnings or financial position in future periods.

Securities: Available-for-sale securities are those that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available-for-sale are carried at fair value with unrealized gains or losses, net of the related income tax effect, reported in other comprehensive income. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. The fair values of securities available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). If the securities could not be priced using quoted market prices, observable market activity or comparable trades, the financial market was considered not active and the assets were classified as Level 3. The assets included in Level 3 are trust preferred CDO's. These securities were historically priced using Level 2 inputs. In 2008, the decline in the level of observable inputs and market activity for trust preferred CDOs by the measurement date was significant and resulted in unreliable external pricing. As such, these investments are now considered Level 3 inputs and are priced using an internal model. The following information is incorporated into the pricing model utilized in determining individual security valuations:

- historical and current performance of the underlying collateral
- deferral/default rates

- collateral coverage ratios
- break in yield calculations
- cash flow projections
- required liquidity and credit premiums
- financial trend analysis with respect to the individual issuing financial institutions and insurance companies

Due to market conditions as well as the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic and market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

For additional discussion on securities, see Notes 3 and 5 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Goodwill: Costs in excess of the estimated fair value of identified assets acquired through purchase transactions are recorded as an asset of the Company. As per Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", an annual impairment analysis is required to be performed to determine if the asset is impaired and needs to be written down to its fair value. This assessment is conducted as of December 31 of each year or more frequently if conditions warrant. Per the December 31, 2008 analysis, no impairment was identified as a result of these tests. In making these impairment analyses, management must make subjective assumptions regarding the fair value of the Company's assets and liabilities. It is possible that these judgments may change over time as market conditions or Company strategies change, and these changes may cause the Company to record impairment changes to adjust the goodwill to its estimated fair value.

Deferred Income Taxes: Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

General

Centrue Financial Corporation (the "Company") is a bank holding company organized under the laws of the State of Delaware. On November 13, 2006, the Company (formerly known as UnionBancorp, Inc. now known as Centrue Financial Corporation) merged with Centrue Financial Corporation (former Centrue), parent of Centrue Bank with the Company being the surviving entity in the merger. Operating results of former Centrue are included in the consolidated financial statements since the date of the acquisition. The Company provides a full range of products and services to individual and corporate

(IN THOUSANDS, EXCEPT SHARE DATA)

customers located in the north central, east central, south central, suburban west area of Chicago, suburban metro east area of St. Louis, and northwest Illinois areas. These products and services include demand, time, and savings deposits; lending; and mortgage banking. Additionally, brokerage, asset management, and trust services will be provided to our customers after the sale of these product lines on a referral basis to third party providers that acquired the business. The Company is subject to competition from other financial institutions, including banks, thrifts and credit unions, as well as nonfinancial institutions providing financial services. Additionally, the Company and its subsidiary Centrue Bank (the "Bank") are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Merger, Acquisition and Divestiture Activity

Completed Transactions

On March 28, 2008 the Company completed the sale of its Hanover and Elizabeth branches to Apple River State Bank headquartered in Apple River, Illinois. Apple River assumed approximately $22,700 in deposits and acquired $14,700 in loans, and $401 in premises and equipment. The net gain on the sale was $482.

On June 6, 2008 the Company completed the sale of its Manlius and Tampico branches to Peoples National Bank headquartered in Kewanee, Illinois. Peoples National assumed approximately $29,500 in deposits and acquired $17,600 in loans, and $214 in premises and equipment. The net gain on the sale was $629.

On August 29, 2008 the Company completed the sale of its Asset Management product line to Vezzetti Capital Management. There was no gain or loss recorded on this transaction.

On September 18, 2008 the Company completed the sale of its brokerage product line. The net loss on sale was $29.

Announced Transactions

On September 15, 2008, the Company entered into an agreement to sell its Trust unit of their Wealth Management division to Hometown National Bank headquartered in LaSalle, Illinois. The Definitive Purchase and Assumption Agreement entered into calls for Hometown to purchase the customers associated with this product line. The transaction was executed on January 23, 2009. There was no gain or loss recorded on this transaction.

Results of Operations

Net Income

2008 compared to 2007. Net income equaled $6,390 or $1.02 per diluted share for the year ended December 31, 2008 as compared to net income of $11,323 or $1.74 per diluted share for the year ended December 31, 2007. This represents a 43.6% decrease in net income and a 41.4% decrease in diluted per share earnings in the current fiscal year over fiscal 2007.

The Company's annual results declined in 2008 versus 2007 primarily due to a $7,407 increase in the provision for loan losses and a $2,735 non-cash impairment charge related to trust preferred securities.

(IN THOUSANDS, EXCEPT SHARE DATA)

These two factors are largely reflective of continued deterioration of general economic conditions and the extraordinary volatility in the securities markets experienced in fourth quarter 2008. These items were offset by decreases in noninterest expenses due to the impact of selling four branches in the first and second quarter of 2008 and management initiatives to reduce costs. Thus, the Company had a fewer number of full-time equivalents that led to lower payroll and benefit costs. Additionally, occupancy, telephones and data line expense levels were lower. Also positively contributing to results were gains on sales of callable securities and branches recorded in the first and second quarters of 2008.

Return on average assets was 0.47% for the year ended December 31, 2008 compared to 0.85% for the same period in 2007. Return on average stockholders' equity was 5.43% for the year ended December 31, 2008 compared to 9.53% for the same period in 2007.

2007 compared to 2006. Net income equaled $11,323 or $1.74 per diluted share for the year ended December 31, 2007 as compared to net income of $5,187 or $1.20 per diluted share for the year ended December 31, 2006. Net income for continuing operations equaled $11,323 or $1.74 per diluted share as compared to net income of $5,602 or $1.30 per diluted share. This represents a 118.3% increase in net income and a 45.0% increase in diluted per share earnings in the current fiscal year over fiscal 2006.

The Company's annual results for continuing operations improved in 2007 versus 2006 due to volume related increases in net interest income and other fee based revenue largely related to a full year's operating results from the Centrue merger and organic loan growth generated in the St. Louis market. These improvements were partially offset by increases in noninterest expenses associated with operating twenty-one additional branches resulting from the merger and an increased provision for loan losses.

Return on average assets was 0.85% for the year ended December 31, 2007 compared to 0.69% for the same period in 2006. Return on average stockholders' equity was 9.53% for the year ended December 31, 2007 compared to 6.69% for the same period in 2006.

Net Interest Income/ Margin

Net interest income is the difference between income earned on interest-earning assets and the interest expense incurred for the funding sources used to finance these assets. Changes in net interest income generally occur due to fluctuations in the volume of earning assets and paying liabilities and rates earned and paid, respectively, on those assets and liabilities. The net yield on total interest-earning assets, also referred to as net interest margin, represents net interest income divided by average interest-earning assets. Net interest margin measures how efficiently the Company uses its earning assets and underlying capital. The Company's long-term objective is to manage those assets and liabilities to provide the largest possible amount of income while balancing interest rate, credit, liquidity and capital risks. For purposes of this discussion, both net interest income and margin have been adjusted to a fully tax equivalent basis for certain tax-exempt securities and loans.

2008 compared to 2007. Net interest income, on a tax equivalent basis, was $40,554 for the year ended December 31, 2008, compared with $39,958 earned during the same period in 2007. This represented an increase of $596 or 1.5%. Tax-equivalent interest income declined $10,195 as compared to 2007. The increase in interest-earning assets increased interest income by $1,945, while a 99 basis point decline in the average rate earned on interest-earning assets reduced interest income by $12,140. Interest expense declined $10,791 as compared to 2007. The increase in interest-bearing liabilities increased interest expense by $1,079, but the shift to less expensive wholesale borrowing, coupled with an

(IN THOUSANDS, EXCEPT SHARE DATA)

overall 107 basis point decrease in the average rate paid on interest-bearing liabilities reduced interest expense by $11,870.

The net interest margin decreased 3 basis points to 3.32% for the year ended December 31, 2008 from 3.35% during the same period in 2007. The Company's margin has been pressured by falling short-term interest rates, as approximately 40% of the Company's loan portfolio is tied to prime or LIBOR and immediately reprices downward upon a rate change; whereas, pricing on deposits have remained at relatively high competitive levels. Due largely to continued competition in pricing loans and deposits, the protracted economic downturn, and the Company's interest rate sensitivity, the margin will likely remain under pressure throughout 2009.

2007 compared to 2006. Net interest income, on a tax equivalent basis, was $39,958 for the year ended December 31, 2007, compared with $23,099 earned during the same period in 2006. This represented an increase of $16,859 or 72.9%. The improvement in net interest income was largely related to an increase in earning assets due to the addition of the former Centrue's loan and investment portfolios for a full year in 2007 and organic loan growth generated primarily in the St. Louis market. This was offset by increases in deposit balances and a shift in the mix of funding liabilities from lower costing non-interest bearing deposits to higher costing time deposits.

The $40,238 increase in interest income resulted from improvements of $37,453 related to volume and $2,785 due to rates. The majority of the change in interest income was related to a $437,690 improvement in average loans largely related to the 2006 merger and organic loan growth generated from the St. Louis market. Also, contributing were yield increases of 42 basis points in the loan portfolio and 29 basis points in the security portfolio.

The $23,379 increase in interest expense resulted from increases of $20,381 due to volume and $2,998 associated with rate. The majority of the change was attributable to a $487,557 increase in average interest-bearing liabilities related to the 2006 merger and 69 basis point increases in rates paid on total time deposits.

The net interest margin decreased 6 basis points to 3.35% for the year ended December 31, 2007 from 3.41% during the same period in 2006. Adversely impacting margin levels was a funding shift into higher costing time and wholesale deposits away from lower costing non-maturing deposits. The changes in deposit composition, as well as a generally higher cost of funds during the year, put pressure on the margin.

(IN THOUSANDS, EXCEPT SHARE DATA)

AVERAGE BALANCE SHEET AND ANALYSIS OF NET INTEREST INCOME

	For the Years Ended December 31,								
	2008			2007			2006		
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
ASSETS									
Interest-earning assets									
Interest-earning deposits	$ 2,891	$ 13	0.45%	$ 2,362	$ 33	1.40%	$ 736	$ 16	2.18%
Securities									
Taxable	185,507	8,992	4.85	237,078	12,473	5.26	183,443	8,785	4.79
Non-taxable	38,843	2,208	5.68	40,950	2,248	5.49	21,711	1,478	6.81
Total securities (tax equivalent)	224,350	11,200	4.99	278,028	14,721	5.29	205,154	10,263	5.00
Federal funds sold	2,567	54	2.10	10,811	545	5.04	6,846	364	5.31
Loans									
Commercial	191,578	11,965	6.25	180,714	14,962	8.28	121,435	8,957	7.38
Real estate	791,033	50,630	6.40	708,734	53,480	7.55	334,119	23,529	7.03
Installment and other	9,413	636	6.76	13,210	952	7.21	9,414	1,326	14.08
Gross loans (tax equivalent)	992,024	63,231	6.37	902,658	69,394	7.69	464,968	33,812	7.27
Total interest-earnings assets	1,221,832	74,498	6.10	1,193,859	84,693	7.09	677,704	44,455	6.56
Noninterest-earning assets									
Cash and cash equivalents	28,415			31,692			18,818		
Premises and equipment, net	33,992			35,747			16,618		
Other assets	69,919			73,579			36,074		
Total non-interest-earning assets	132,326			141,018			71,510		
Total assets	$ 1,354,158			$ 1,334,877			$ 749,214		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities									
NOW accounts	105,800	1,211	1.14%	105,417	1,740	1.65%	$ 74,328	1,313	1.77%
Money market accounts	155,001	4,083	2.63	126,614	4,861	3.84	62,778	1,876	2.99
Savings deposits	87,615	319	0.36	96,838	655	0.68	45,343	315	0.69
Time $100,000 and over	216,112	7,945	3.68	226,605	12,010	5.30	209,030	9,093	4.35
Other time deposits	343,456	13,997	4.08	387,530	18,294	4.72	137,470	5,608	4.14
Federal funds purchased and repurchase agreements	42,148	760	1.80	43,859	1,881	4.29	9,947	407	4.09
Advances from FHLB	119,800	3,279	2.74	64,964	2,834	4.36	46,499	1,823	3.92
Notes payable	41,077	2,350	5.72	32,428	2,460	7.59	11,303	921	8.15
Total interest-bearing liabilities	1,111,009	33,944	3.06	1,084,255	44,735	4.13	596,698	21,356	3.58
Noninterest-bearing liabilities									
Noninterest-bearing deposits	114,994			120,355			68,650		
Other liabilities	10,545			11,459			6,355		
Total noninterest-bearing liabilities	125,539			131,814			75,005		
Stockholders' equity	117,610			118,808			77,511		
Total liabilities and stockholders' equity	$ 1,354,158			$ 1,334,877			$ 749,214		
Net interest income (tax equivalent)		$ 40,554			$ 39,958			$ 23,099	
Net interest income (tax equivalent) to total earning assets			3.32%			3.35%			3.41%
Interest-bearing liabilities to earning assets	90.93%			90.82%			88.05%		

(1) Average balance and average rate on securities classified as available-for-sale are based on historical amortized cost balances.
(2) Interest income and average rate on non-taxable securities are reflected on a tax equivalent basis based upon a statutory federal income tax rate of 34%.
(3) Nonaccrual loans are included in the average balances.
(4) Overdraft loans are excluded in the average balances.

(IN THOUSANDS, EXCEPT SHARE DATA)

The Company's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds referred to as "rate change." The following table reflects the changes in net interest income stemming from changes in interest rates and from asset and liability volume, including mix. Any variance attributable jointly to volume and rate changes is allocated to the volume and rate variances in proportion to the relationship of the absolute dollar amount of the change in each.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

	For the Years Ended December 31,					
	2008 Compared to 2007			2007 Compared to 2006		
		Change Due to			Change Due to	
	Volume	Rate	Net	Volume	Rate	Net
Interest-income:						
Interest-earning deposits	$ 3	$ (23)	$ (20)	$ 23	$ (6)	$ 17
Investment securities:						
Taxable	(2,640)	(841)	(3,481)	2,822	866	3,688
Non-taxable	(128)	88	(40)	1,056	(286)	770
Federal funds sold	(300)	(191)	(491)	200	(19)	181
Loans	5,010	(11,173)	(6,163)	33,352	2,230	35,582
Total interest income	1,945	(12,140)	(10,195)	37,453	2,785	40,238
Interest expense:						
NOW accounts	45	(574)	(529)	513	(86)	427
Money market accounts	1,098	(1,876)	(778)	2,451	534	2,985
Savings deposits	(35)	(301)	(336)	348	(8)	340
Time, $100,000 and over	(255)	(3,810)	(4,065)	8,554	1,553	10,107
Other time deposits	(1,744)	(2,553)	(4,297)	4,652	844	5,496
Federal funds purchased and repurchase agreements	(507)	(614)	(1,121)	1,454	20	1,474
Advances from FHLB	1,899	(1,454)	445	806	205	1,011
Notes payable	578	(688)	(110)	1,603	(64)	1,539
Total interest expense	1,079	(11,870)	(10,791)	20,381	2,998	23,379
Net interest income	$ 866	$ (270)	$ 596	$ 17,072	$ (213)	$ 16,859

Provision for Loan Losses. The amount of the provision for loan losses is based on management's evaluations of the loan portfolio, with particular attention directed toward nonperforming, impaired and other potential problem loans. During these evaluations, consideration is also given to such factors as management's evaluation of specific loans, the level and composition of impaired loans, other nonperforming loans, other identified potential problem loans, historical loss experience, results of examinations by regulatory agencies, results of the independent asset quality review process, the market value of collateral, the estimate of discounted cash flows, the strength and availability of guarantees, concentrations of credits, and various other factors, including concentration of credit risk in various industries and current economic conditions.

2008 compared to 2007. The 2008 provision for loan losses charged to operating expense totaled $8,082, an increase of $7,407 in comparison to $675 recorded in the 2007 period. The increase in the provision was the result of identifying and addressing problem credits and the continued deterioration of economic conditions. Specifically, nine relationships were identified during 2008 where large specific

(IN THOUSANDS, EXCEPT SHARE DATA)

provisions were recorded. As part of an ongoing review of the commercial loan portfolio, seven additional large credits with a deterioration in their financial condition were identified. Action plans were implemented, resulting in $28,300 being classified as impaired. Of this total, $3,500 is for three relationships that are nonperforming and classified as nonaccrual. There were four relationships totaling $24,800 that were still performing assets at December 31, 2008. Two of the relationships totaling $6,100 were making monthly payments and were less than 30 days past due on December 31, 2008. The two other relationships totaling $18,700 are residential development projects and were down graded to impaired due to slow sales driven by the current economic climate. In each of these instances, the borrower has developed an action plan to improve sales. If sales do not improve, the performing status of these credits will be re-evaluated.

For the two previously identified relationships disclosed in the Company's quarterly report on Form 10 Q for the first quarter 2008 filed on May 9, 2008, we continue to carry $8,300 as other real estate owned for one of these relationships. The Company is actively marketing the remaining parcel and no additional write-downs related to this credit have been taken other than the $1,200 charge-off taken during the third quarter. On the second relationship identified earlier in the year, the $7,300 loan was restructured in the fourth quarter with no additional provision or loss being taken. This restructuring was not considered to be a troubled debt restructuring. The remaining parcel with a balance of $3,700 remains in other assets but is under contract with a closing anticipated by mid-2009.

The Company proactively reviews loans for potential impairment regardless of the payment or performance status. This approach results in some relationships being classified as impaired but still performing.

The following factors also impacted 2008 provision levels:

- increase in nonperforming and action list loans since year-end;
- increase in the level of past due loans.

Net charge-offs for the year ended December 31, 2008 were $3,819 compared with $755 in the same period of 2007. Annualized net charge-offs increased to 0.38% of average loans for 2008 compared to 0.09% in the same period in 2007.

Management continues to diligently monitor the loan portfolio, paying particular attention to borrowers with residential real estate exposure. While virtually all of these relationships are performing, the economic outlook for this industry will likely remain extremely challenging well into 2009. Should the economic climate deteriorate from current levels, borrowers may experience repayment difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise requiring further increases in the provision for loan losses.

2007 compared to 2006. The 2007 provision for loan losses charged to operating expense totaled $675, an increase of $1,950 in comparison to recording a negative provision of ($1,275) in the 2006 period. The increase in the provision was the result of identifying and addressing problem credits and the recent deteriorating economic conditions in a timely fashion. Results for 2006 included negative provisions largely due to the pay-off of one $4,400 loan relationship that was classified as impaired in late 2005 with a specific reserve allocation of $1,500. The following factors also impacted 2007 provision levels:

- decrease in nonperforming and action list loans since year-end;

- decrease in the level of past due loans;
- higher than anticipated recoveries; and
- many loans that were charged off during 2007 had previously been allocated a specific reserve.

Net charge-offs for the year ended December 31, 2007 were $755 compared with $1,019 in the same period of 2006. Annualized net charge-offs decreased to 0.09% of average loans for 2007 compared to 0.22% in the same period in 2006.

Noninterest Income. Noninterest income consists of a wide variety of fee-based revenues from bank-related service charges on deposits and mortgage revenues. Also included in this category are revenues generated by the Company's brokerage, trust and asset management services as well as increases in cash surrender value on bank-owned life insurance. The following table summarizes the Company's noninterest income:

NONINTEREST INCOME
(Dollars in Thousands)

	Years Ended December 31, 2008	2007	2006
Service charges	$ 7,303	$ 6,789	$ 2,473
Trust income	750	942	858
Mortgage banking income	1,525	1,743	1,113
Brokerage commissions and fees	254	795	326
Bank owned life insurance	1,022	991	628
Securities gains (losses)	848	(29)	(104)
Other than temporary impairment on securities	(2,735)	-	-
Gain on sale of Oreo	379	1,107	-
Gain on sale of other assets	1,309	-	-
Other income	2,754	3,327	1,394
Total noninterest income	$ 13,409	$ 15,665	$ 6,688

2008 compared to 2007. Noninterest income totaled $13,409 for the year ended December 31, 2008, as compared to $15,665 for the same period in 2007. This represented a decrease of $2,256 or 14.4% in 2008 over the prior period. Excluding $199 in 2008 nonrecurring activity (other than temporary impairment losses on trust preferred securities and gains on sale of four branches and other assets, securities gains, and OREO gains) and $1,078 of nonrecurring activity recorded in 2007, noninterest income showed a year-over-year decrease of $979 or 6.7%.

Excluding all nonrecurring activity from both periods, the decline was primarily the result of volume related reductions in the mortgage banking division and the sale of the asset management and brokerage business lines which were finalized in the third and fourth quarters. These decreases were partially offset by growth in service charges and NSF fees on deposit accounts.

2007 compared to 2006. Noninterest income from continuing operations totaled $15,665 for the year ended December 31, 2007, as compared to $6,688 for the same period in 2006. This represented an increase of $8,977 or 134.2% in 2007 over the prior period. Excluding net securities losses and the gains on sale of other assets, noninterest income shows a year-over-year increase of $7,795 or 114.8%.

The growth was primarily the result of improvements in service charges and NSF fees on deposit accounts, electronic banking services (included in "other income"), and revenue generated from the mortgage banking division as a result of a full year's activity from the November 2006 merger. Also contributing to the increase were gains on sale of properties held in other real estate (included in the category "gain on sale of OREO"), increased revenue generated from the brokerage product line, and income earned on accrued interest related to a federal tax refund.

Noninterest Expense. Noninterest expense for continuing operations is comprised primarily of compensation and employee benefits, occupancy and other operating expense. The following table summarizes the Company's noninterest expense:

NONINTEREST EXPENSE
(Dollars in Thousands)

	Years Ended December 31, 2008	2007	2006
Salaries and employee benefits	$ 16,283	$ 17,635	$ 12,181
Occupancy expense, net	3,598	4,043	1,714
Furniture and equipment expenses	2,673	2,621	2,276
Marketing	1,228	1,035	697
Supplies and printing	470	653	421
Telephone	772	834	490
Data processing	1,309	1,650	788
Amortization of intangible assets	2,607	2,307	416
Other expense	6,805	6,555	3,740
Total noninterest expense	$ 35,745	$ 37,333	$ 22,723

2008 compared to 2007. Noninterest expense totaled $35,745 for the year ended December 31, 2008, as compared to $37,333 for the same period in 2007. This represented a decrease of $1,588 or 4.3% in 2008 from 2007.

The decrease was reported across many categories due to management's initiatives to reduce costs. Furthermore, four branches were sold in 2008 which led to further reductions in the number of full-time equivalent employees which decreased payroll & benefit costs as well as lowered occupancy, telephone and data line expense levels. Also contributing were decreases in wealth management operating expenses and data processing costs. Offsetting these decreases were increases related to marketing, loan related expense due to growth in the portfolio, and goodwill valuation adjustments taken related to the sale of the wealth management business (included in amortization of intangible assets).

2007 compared to 2006. Noninterest expense for continuing operations totaled $37,333 for the year ended December 31, 2007, as compared to $22,723 for the same period in 2006. This represented an increase of $14,610 or 64.3% in 2007 from 2006.

The increase was experienced in all categories and primarily due to higher costs associated with operating twenty-one additional branches for a full year's activity from the November 2006 merger. Also contributing were increases in professional fees related to Sarbanes-Oxley compliance, core deposit amortization, accelerated depreciation expense for assets being phased out, and valuation adjustments taken on properties held in other real estate taken in light of recent economic downturns. Offsetting these increases were cost savings related to the completion of integration activities which reduced operating costs and fifty-four full-time equivalent employees.

(IN THOUSANDS, EXCEPT SHARE DATA)

Applicable Income Taxes. Income tax expense for the periods included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. The following table shows the Company's income before income taxes, as well as applicable income taxes and the effective tax rate for each of the past three years:

	Years Ended December 31, 2008	2007	2006
Income from continuing operations before income taxes	$ 9,156	$ 16,498	$ 7,747
Applicable income taxes	2,766	5,175	2,145
Effective tax rates	30.2%	31.4%	27.7%

The Company recorded income tax expense of $2,766 and $5,175 for 2008 and 2007, respectively. Effective tax rates equaled 30.2% and 31.4% respectively, for such periods. The Company's effective tax rate was lower than statutory rates due to several factors. First, the Company derives interest income from municipal securities and loans, which are exempt from federal tax and certain U. S. government agency securities, which are exempt from state tax. Second, the Company derives income from bank owned life insurance policies, which is exempt from federal and state tax. Finally, state income taxes are recorded net of the federal tax benefit, which lowers the combined effective tax rate.

Preferred Stock Dividends. The Company paid $207 of preferred stock dividends in 2008, 2007 and 2006. With the issuance of the new Fixed Rate Cumulative Perpetual Preferred Stock, Series C, for the Company's participation in the U. S. Department of Treasury's Capital Purchase Program, the Company expects to pay approximately $1,633 of additional dividends in 2009.

Earnings Review by Business Segment

The Company's internal reporting and planning process focuses on four primary lines of business (Segment(s)): Retail, Commercial, Treasury and Wealth Management. See Note 21 of the Notes to Consolidated Financial Statements for the presentation of the condensed income statement and total assets for each Segment.

The financial information presented was derived from the Company's internal profitability reporting system that is used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies which have been developed to reflect the underlying economics of the Segments and, to the extent practicable, to portray the Segment as if it operated on a standalone basis. Thus, each Segment, in addition to its direct revenues and expenses, assets and liabilities, includes an allocation of shared support function expenses. The Retail, Commercial, Treasury, and Wealth Management Segments also include funds transfer adjustments to appropriately reflect the cost of funds on loans made and funding credits on deposits generated. Apart from these adjustments, the accounting policies used are similar to those described in Note 1 of the Notes to Consolidated Financial Statements.

Since there are no comprehensive authorities for management accounting equivalent to U.S. generally accepted accounting principles, the information presented is not necessarily comparable with similar information from other financial institutions. In addition, methodologies used to measure, assign and allocate certain items may change from time-to-time to reflect, among other things, accounting estimate refinements, changes in risk profiles, changes in customers or product lines and changes in management structure.

(IN THOUSANDS, EXCEPT SHARE DATA)

Retail Segment. The Retail Segment (Retail) provides retail banking services to individual customers through the Company's branch locations in Illinois and Missouri. The services provided by this Segment include consumer lending, checking, savings, money market and CD accounts, safe deposit rental, ATM's and other traditional and electronic banking services.

2008 compared to 2007. Retail generated $5,196 or 81.3% of total segment net income in 2008 as compared to $2,492 or 22.0% in 2007. Retail assets were $255,028 at December 31, 2008 and represented 18.2% of total consolidated assets. This compared to $306,156 or 22.4% at December 31, 2007.

For 2008, net income increased due to stronger revenues on electronic banking services and gain on sale of other assets for the branch sales which occurred in 2008. Additionally, noninterest expenses were lower across most categories as well as allocated expenses were lower in 2008 than in 2007. These positive variances were slightly offset by higher IT costs, debit card expenses, and other deposit account expenses. The decline in the retail assets was primarily related to the decline in the held residential mortgages portfolio.

2007 compared to 2006. Retail represented 22.0% of total segment net income in 2007 and 26.3% in 2006. Retail assets were $306,156 at December 31, 2007 and represented 22.4% of total consolidated assets. This compared to $240,872 at December 31, 2006.

The growth from 2006 to 2007 was primarily the result of operating twenty-one additional branches for a full year's activity from the November 2006 merger. This increased the net interest income, other revenue and other expense categories.

Commercial Segment. The Commercial Segment (Commercial) provides commercial banking services to business customers served through the Company's full service branch channels located in Illinois and Missouri. The services provided by this Segment include lending, business checking and deposits, cash management, and other traditional as well as electronic commercial banking services.

2008 compared to 2007. Commercial generated $3,807 or 59.6% of total segment net income in 2008 as compared to $8,855 or 78.2% in 2007. Commercial assets were $803,069 at December 31, 2008 and represented 57.3% of total consolidated assets. This compared to $741,861 or 54.4% at December 31, 2007.

Net income for the 2008 decreased to $3,807 as compared to $8,855 for the same period in 2007. The decrease is attributable to the $8,082 provision for loan loss recorded in 2008 as compared to the $632 provision in 2007. The increase in the provision was the result of identifying additional problem credits and the continued deterioration of the economic conditions. Additionally, there was a large gain on sale of OREO recorded and service revenue was higher during 2007 leading to a decrease in noninterest income between these periods. Offsetting these negative variances is lower noninterest expenses and lower income tax related due to decreased pre-tax earnings in 2008. The growth in the assets was due primarily to organic loan growth generated primarily in the St. Louis market.

2007 compared to 2006. Commercial represented 78.2% of total segment net income in 2007 and 86.9% in 2006. Commercial assets were $741,861 at December 31, 2007 and represented 54.4% of total consolidated assets. This compared to $686,495 at December 31, 2006.

(IN THOUSANDS, EXCEPT SHARE DATA)

The growth from 2006 to 2007 was primarily the result of the increase in earning asset portfolio due to the addition of the former Centrue's loan portfolio for a full year and organic growth generated primarily in the St. Louis market. The increase in the provision was the result of identifying and addressing problem credits and the recent deteriorating economic conditions in a timely fashion. Results for 2006 included negative provisions largely due to the pay-off of one $4,400 loan relationship that was classified as impaired in late 2005 with a specific reserve allocation of $1,500.

Treasury Segment. The Treasury Segment (Treasury) is the area of the bank responsible for managing the investment portfolio and acquiring wholesale funding for loan activity. Additionally, this area is responsible for assisting in the management of liquidity and interest rate risk.

2008 compared to 2007. The Treasury Segment net loss was $(421) or (6.6%) of total segment net income in 2008 as compared to a net loss of $(298) or (2.6%) for the same period in 2007. Treasury assets were $277,597 at December 31, 2008, or 19.8% of consolidated assets. This compares to $268,484 or 19.7% at December 31, 2007.

Treasury's net income for 2008 was impacted by a $2,735 non-cash other than temporary impairment charge recorded for certain trust preferred securities which is partially offset by the gains on sales from called securities earlier in 2008. This negative variance is also slightly offset by lower noninterest expenses, lower allocated expenses and lower income taxes in 2008. In comparison to 2007 results, there was also a slight improvement in the margin attributable to lower funding costs on wholesale funds.

In 2008, the assets were increased in the latter part of the year to better position the portfolio and leverage the current rate environment.

2007 compared to 2006. In 2007, the reduction in the investment portfolio was caused by the selling of investments and using the proceeds to fund the loan growth experienced in the Commercial Segment. Net interest income grew as a result of having the combined investment portfolio for a full year after the merge in November 2006.

Treasury represented (2.6%) of total segment net income in 2007 as compared to (10.5%) in 2006. Treasury assets were $268,484 at December 31, 2007 representing 19.7% of total consolidated assets. This compared to $328,841 or 25.6% at December 31, 2006.

Wealth Management Segment. The Wealth Management Segment (Wealth) provides trust services, estate administration, financial planning, employee benefit plan administration, asset management, and brokerage transaction services. With the sale of these product lines in 2008 and the first quarter of 2009, this segment will not exist going forward.

2008 compared to 2007. The Wealth net loss increased during 2008 to $(1,039) or (16.3%) of total segment net income in 2008 as compared to $(365) or (3.2%) for the same period in 2007. This is primarily due to the write-down of goodwill related to the sale of asset management, brokerage and trust product lines that occurred throughout 2008. With the disposition of asset management and brokerage during the year, noninterest income declined as well as noninterest expenses. To partially offset these negative variances, allocations decreased in 2008 and the tax benefit was also larger in 2008. Wealth assets were $162 at December 31, 2008 as compared to $1,289 at December 31, 2007. This decline was the result of selling asset management and brokerage product lines.

(IN THOUSANDS, EXCEPT SHARE DATA)

2007 compared to 2006. Wealth represented (3.2%) of total segment net income in 2007 and (5.6%) in 2006. Wealth assets were $1,289 at December 31, 2007 and represented 0.1% of total consolidated assets. This compared to $1,330 or 0.1% at December 31, 2006.

The improvement in earnings from 2006 to 2007 was the result of the sale of the Insurance business unit in late 2006. See Note 22 in the Notes to Consolidated Financial Statements for additional details on this transaction. Additionally in 2007, the revenue increased due to increased revenue from the brokerage product line.

Interest Rate Sensitivity Management

The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). All of the financial instruments of the Company are for other than trading purposes. Such financial instruments have varying levels of sensitivity to changes in market rates of interest. The operating income and net income of Centrue Bank depends, to a substantial extent, on "rate differentials," i.e., the differences between the income Centrue Bank receives from loans, securities, and other earning assets and the interest expense they pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond the control of Centrue Bank, including general economic conditions and the policies of various governmental and regulatory authorities.

The Company measures its overall interest rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase in market interest rates or a 100 to 200 basis point decrease in market rates. Due to the current rate environment, this analysis was done in 2008 using a 50 basis point decrease in rates verses the normal 100 to 200 basis point decrease. The interest rates scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements.

The tables below present the Company's projected changes in net interest income for 2008 and 2007 for the various rate shock levels.

Change in Net Interest Income Over One Year Horizon

	December 31, 2008		December 31, 2007	
	Change		Change	
	$	%	$	%
+200 bp	$ 728	2.08%	$ 305	0.74%
+100 bp	295	0.84	509	1.23
+ 50 bp	166	0.47	502	1.21
Base	-	-	-	-
- 50 bp	(179)	(0.51)	(654)	(1.58)

Based on the Company's model at December 31, 2008, the effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 2.08% or approximately $728. The effect of an immediate 50 basis point decrease in rates would decrease the Company's net interest income by $179 or 0.51%.

(IN THOUSANDS, EXCEPT SHARE DATA)

Based on the Company's model at December 31, 2007, the effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 0.74% or approximately $305. The effect of an immediate 50 basis point decrease in rates would decrease the Company's net interest income by $654 or 1.58%.

Throughout 2008, management continued to position our balance sheet to maximize the net interest margin. Throughout the year, steps were taken to lower our funding costs in reaction to FOMC rate reductions. The mix of our funding portion of the balance sheet has been adjusted to align it with our asset sensitive portion of the balance sheet to create better spreads in various sectors. With these changes, we have been able to reposition our funding and align it better with the shorter end of the yield curve which minimizes our exposure to the volatility found at the longer end of the yield curve. In the latter part of the year the Company began extending the duration of some of its borrowings to lock in lower rates.

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit run-off rates and should not be relied upon as indicative of actual results. Actual values may differ from those projections set forth above, should market conditions vary from the assumptions used in preparing the analysis. Further, the computations do not contemplate actions the Company may undertake in response to changes in interest rates.

Financial Condition

Loans and Asset Quality. Outstanding loans totaled $1,004,390 at December 31, 2008 compared to $957,285 at December 31, 2007, representing an increase of $47,105 or 4.9%. The loan growth was largely generated in the St. Louis market and was concentrated in commercial real estate lending activity. Excluding $30,100 in loans related to branch sales recorded in the first and second quarters of 2008, loans grew $77,200 or 8.1% since year-end 2007. The Company has no direct exposure to sub prime mortgages.

The Company offers a broad range of products, including agribusiness, commercial, residential, and installment loans, designed to meet the credit needs of its borrowers. The Company's loans are diversified by borrower and industry group.

The following table describes the composition of loans by major categories outstanding:

LOAN PORTFOLIO

Aggregate Principal Amount
December 31,

	2008	2007	2006	2005	2004
Commercial	$ 152,807	$ 181,210	$ 154,829	$ 91,537	$ 91,941
Agricultural	16,914	21,861	23,118	26,694	28,718
Real estate:					
Commercial mortgages	460,920	362,920	274,909	126,503	129,597
Construction	164,820	159,274	116,608	68,508	38,882
Agricultural	17,339	23,560	27,624	33,033	30,601
1-4 family mortgages	185,666	198,208	226,884	57,920	77,566
Installment	5,267	8,611	11,998	12,747	21,502
Other	657	1,641	974	583	468
Total loans	$ 1,004,390	$ 957,285	$ 836,944	$ 417,525	$ 419,275
Allowance for loan losses	(15,018)	(10,755)	(10,835)	(8,362)	(9,732)
Loans, net	$ 989,372	$ 946,530	$ 826,109	$ 409,163	$ 409,543

(IN THOUSANDS, EXCEPT SHARE DATA)

LOAN PORTFOLIO

	Aggregate Principal Amount Percentage of Total Loan Portfolio December 31,				
	2008	2007	2006	2005	2004
Commercial	15.21%	18.93%	18.50%	21.92%	21.93%
Agricultural	1.68	2.28	2.76	6.39	6.85
Real estate:					
Commercial mortgages	45.89	37.91	32.85	30.31	30.91
Construction	16.41	16.64	13.93	16.41	9.27
Agricultural	1.73	2.46	3.30	7.91	7.30
1-4 family mortgages	18.49	20.71	27.11	13.87	18.50
Installment	0.52	0.90	1.43	3.05	5.13
Other loans	0.07	0.17	0.12	0.14	0.11
Gross loans	100.00%	100.00%	100.00%	100.00%	100.00%

As of December 31, 2008 and 2007, commitments of Centrue Bank under standby letters of credit and unused lines of credit totaled approximately $258,471 and $271,856, respectively.

Stated loan maturities (including rate loans reset to market interest rates) of the total loan portfolio, net of unearned income, at December 31, 2008 were as follows:

STATED LOAN MATURITIES (1)

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Commercial	90,726	49,459	12,622	152,807
Agricultural	13,633	2,358	923	16,914
Real estate	283,526	306,203	239,016	828,745
Installment	1,406	3,049	1,469	5,924
Total	$ 389,291	$ 361,069	$ 254,030	$ 1,004,390

(1) Maturities based upon contractual maturity dates

The maturities presented above are based upon contractual maturities. Many of these loans are made on a short-term basis with the possibility of renewal at time of maturity. All loans, however, are reviewed on a continuous basis for creditworthiness.

Rate sensitivities of the total loan portfolio, net of unearned income, at December 31, 2008 were as follows:

LOAN REPRICING

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Fixed rate	73,988	223,781	100,944	398,713
Variable rate	514,411	77,189	3,759	595,359
Nonaccrual	6,956	1,415	1,947	10,318
Total	$ 595,355	$ 302,385	$ 106,650	$ 1,004,390

(IN THOUSANDS, EXCEPT SHARE DATA)

Nonperforming Assets. The Company's financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on nonaccrual status. Loans are placed on nonaccrual status when there are serious doubts regarding the collectibility of all principal and interest due under the terms of the loans. If a loan is placed on nonaccrual status, the loan does not generate current period income for the Company and any amounts received are generally applied first to principal and then to interest. It is the policy of the Company not to renegotiate the terms of a loan because of a delinquent status. Rather, a loan is generally transferred to nonaccrual status if it is not in the process of collection and is delinquent in payment of either principal or interest beyond 90 days.

The classification of a loan as nonaccrual does not necessarily indicate that the principal is uncollectible, in whole or in part. The Bank makes a determination as to collectibility on a case-by-case basis and considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. The final determination as to the steps taken is made based upon the specific facts of each situation. Alternatives that are typically considered to collect nonaccrual loans are foreclosure, collection under guarantees, loan restructuring, or judicial collection actions.

Other nonperforming assets consist of real estate acquired through loan foreclosures or other workout situations and other assets acquired through repossessions.

Each of the Company's loans is assigned a rating based upon an internally developed grading system. A separate credit administration department also reviews grade assignments on a quarterly basis. Management continuously monitors nonperforming, impaired, and past due loans to prevent further deterioration of these loans. The Company has an independent loan review function which is separate from the lending function and is responsible for the review of new and existing loans.

The following table sets forth a summary of nonperforming assets:

NONPERFORMING ASSETS

	December 31,				
	2008	2007	2006	2005	2004
Nonaccrual loans	$ 10,318	$ 4,090	$ 11,759	$ 3,082	$ 3,649
Loans 90 days past due and still accruing interest	-	-	-	922	553
Total nonperforming loans	10,318	4,090	11,759	4,004	4,202
Other real estate owned	12,723	2,937	2,136	203	420
Total nonperforming assets	$ 23,041	$ 7,027	$ 13,895	$ 4,207	$ 4,622
Nonperforming loans to total end of period loans	1.03 %	0.43 %	1.40 %	0.96 %	1.00 %
Nonperforming assets to total end of period loans	2.29	0.73	1.66	1.01	1.10
Nonperforming assets to total end of period assets	1.64	0.51	1.08	0.62	0.69

The level of nonperforming loans at December 31, 2008 increased 152.3% to $10,318 versus the $4,090 that existed as of December 31, 2007. The increase of $6,228 was largely related to the deterioration of several large loan relationships during 2008. The level of nonperforming loans to total end of period loans was 1.03% at December 31, 2008, as compared to 0.43% at December 31, 2007. The reserve coverage ratio (allowance to nonperforming loans) was reported at 145.55% as of December 31, 2008 as compared to 262.96% as of December 31, 2007.

(IN THOUSANDS, EXCEPT SHARE DATA)

Other Potential Problem Loans. The Company has other potential problem loans that are currently performing, but where some concerns exist regarding the nature of the borrowers' projects in our current economic environment. During the fourth quarter, management identified $24,800 of loans that are currently performing but due to the economic environment facing these borrowers were classified by management as impaired. Excluding nonperforming loans and loans that management has classified as impaired, there are other potential problem loans that totaled $9,181 at December 31, 2008 as compared to $1,485 at December 31, 2007. Included in this amount is a purchased participation for $7,053. Early in 2009, it came to our attention that the lead bank was reevaluating the relationship's credit quality rating and status. At December 31, 2008 this loan was performing. The classification of these loans, however, does not imply that management expects losses on each of these loans, but believes that a higher level of scrutiny and closer monitoring is prudent under the circumstances. Such classifications relate to specific concerns for each individual borrower and do not relate to any concentration risk common to all loans in this group.

The Company proactively reviews loans for potential impairment regardless of the payment or performance status. This approach results in some relationships being classified as impaired but still performing.

The following table sets forth a summary of other real estate owned and other collateral acquired at December 31, 2008:

OTHER REAL ESTATE OWNED

	Number of Parcels	Net Book Carrying Value
Developed property	10	$ 4,296
Vacant land or unsold lots	3	8,427
Total other real estate owned	13	$ 12,723

Allowance for Loan Losses. At December 31, 2008, the allowance for loan losses was $15,018 or 1.50% of total loans as compared to $10,755 or 1.12% at December 31, 2007. The Company recorded a provision of $8,082 to the allowance for loan losses in 2008 due largely to the deterioration of the overall economic conditions, workout activities on previously identified relationships and the identification of several additional relationships requiring workouts.

The methodology utilized by management to calculate the FAS 5 portion of the ALLL adequacy analysis is based upon historical losses over the last twenty quarters or 5 year average. The actual historical loss factors decreased since the earliest year rolling off had higher losses than the 2008 quarters being added. Increases to the SFAS 5 factors were needed to reflect increasing economic risk. This combines with the transfer of $24,800 of higher risk loans from the SFAS 5 pool to the SFAS 114 impaired component of the Company's allowance calculation, resulted in a net decrease in the SFAS 5 portion of the allowance.

In conjunction with the Centrue merger, the Company acquired $436,459 in gross loans. Centrue's allowance for loan losses at the acquisition date, not allocated to impaired loans, was $4,767. The Company applied the guidance required under the American Institute of Certified Public Accountants Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer ("SOP 03-3") and determined that certain loans acquired in the merger had evidence of deterioration of credit quality since origination and were probable that all contractual required payments would not be collected on these loans. The Company determined that 54 loans with a book value totaling approximately $11,796 and a fair value of $9,379 were within the guidelines set forth under SOP 03-3. The Company recorded these at their fair value and reduced the allowance for loan losses by $2,416. Accordingly, the Company recorded $4,767 of allowance for loan losses on loans not subject to SOP 03-3.

In originating loans, the Company recognizes that credit losses will be experienced and the risk of loss will vary with, among other things, the following:

- general economic conditions;
- the type of loan being made;
- the creditworthiness of the borrower over the term of the loan; and
- in the case of a collateralized loan, the quality of the collateral for such a loan.

The allowance for loan losses represents the Company's estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio by analyzing the following:

- ultimate collectibility of the loans in its portfolio;
- incorporating feedback provided by internal loan staff;
- the independent loan review function; and
- information provided by examinations performed by regulatory agencies.

The Company regularly evaluates the adequacy of the allowance for loan losses. Commercial credits are graded using a system that is in compliance with regulatory classifications by the loan officers and the loan review function validates the officers' grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. To establish the appropriate level of the allowance, a sample of loans (including impaired and nonperforming loans) are reviewed and classified as to potential loss exposure.

Based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies," and FASB Statements Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan," the analysis of the allowance for loan losses consists of three components:

- specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value;
- general portfolio allocation based on historical loan loss experience for each loan category; and
- subjective reserves based on general economic conditions as well as specific economic factors in the markets in which the Company operates.

The specific credit allocation component of the allowance for loan losses is based on a regular analysis of loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale.

The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss migration analysis that examines historical loan loss experience. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio

(IN THOUSANDS, EXCEPT SHARE DATA)

allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

The allowance for loan losses is based on estimates, and ultimate losses will vary from current estimates. These estimates are reviewed monthly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the provision for loan losses. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years.

A strategy to reduce exposure to construction lending that began earlier in 2008 continued in the fourth quarter with construction and land development loans declining by $12,000 or 6.8% from first quarter 2008 and $3,000 or 1.8% from third quarter 2008. Construction and land development loans now represent 16.4% of the total loan portfolio, down from 17.4% recorded in the first quarter 2008. In comparison to December 31, 2007, this category grew $21,496 to 18.0% of the total portfolio as of June 30, 2008. Since June 30, 2008, it declined $15,848 to 16.4% of the total portfolio. The Company has no direct exposure to sub-prime mortgages.

Management continues to diligently monitor the loan portfolio, paying particular attention to borrowers with residential real estate exposure. While virtually all of these relationships are performing, the economic outlook for this industry will likely remain extremely challenging well into 2009. Should the economic climate deteriorate from current levels, borrowers may experience repayment difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise requiring further increases in the provision for loan losses.

The following table presents a detailed analysis of the Company's allowance for loan losses:

ALLOWANCE FOR LOAN LOSSES

	December 31,				
	2008	2007	2006	2005	2004
Beginning balance	$ 10,755	$ 10,835	$ 8,362	$ 9,732	$ 9,011
Charge-offs:					
Commercial	479	797	552	342	1,497
Real estate mortgages	3,545	651	1,044	1,611	389
Installment and other loans	82	119	88	367	578
Total charge-offs	4,106	1,567	1,684	2,320	2,464
Recoveries:					
Commercial	$ 208	$ 442	223	394	1,021
Real estate mortgages	27	263	357	208	230
Installment and other loans	52	107	85	98	184
Total recoveries	$ 287	$ 812	665	700	1,435
Net charge-offs	3,819	755	1,019	1,620	1,029
Provision for loan losses	$ 8,082	$ 675	(1,275)	250	1,924
Reduction due to sale of loans	-	-	-	-	174
Increase due to merger	-	-	4,767	-	-
Ending balance	$ 15,018	$ 10,755	$ 10,835	$ 8,362	$ 9,732
Period end total loans	$ 1,004,390	$ 957,285	$ 836,944	$ 417,525	$ 419,275
Average loans	$ 992,024	$ 902,658	$ 464,968	$ 411,783	$ 447,605

ALLOWANCE FOR LOAN LOSS RATIOS

	December 31,				
	2008	2007	2006	2005	2004
Ratio of net charge-offs to average loans	0.38%	0.08%	0.22%	0.39%	0.23%
Ratio of provision for loan losses to average loans	0.81	0.07	(0.27)	0.06	0.43
Ratio of allowance for loan losses to ending total loans	1.50	1.12	1.29	2.00	2.32
Ratio of allowance for loan losses to total nonperforming loans	145.55	262.96	92.14	208.84	231.60

The following table sets forth an allocation of the allowance for loan losses among the various loan categories:

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	December 31,									
	2008		2007		2006		2005		2004	
	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans
Commercial	2,717	16.89%	4,013	21.21%	$ 4,888	21.26%	$ 7,386	28.32%	$ 6,035	28.78%
Real estate	12,201	82.52	6,553	77.72	5,668	77.19	773	68.49	3,311	65.98
Installment and other loans	100	0.59	189	1.07	279	1.55	203	3.19	386	5.24
Total	$ 15,018	100.00%	$ 10,755	100.00%	$ 10,835	100.00%	$ 8,362	100.00%	$ 9,732	100.00%

Securities Activities. The primary objective of the Company's $252,562 securities portfolio, which represented 18.7% of the Company's average earning asset base as of December 31, 2008, as compared to 23.3% as of December 31, 2007, is to minimize interest rate risk, maintain sufficient liquidity, and maximize return. In managing the securities portfolio, the Company minimizes any credit risk and avoids investments in sophisticated and complex investment products. The portfolio includes several callable agency debentures, adjustable rate mortgage pass-throughs, and collateralized mortgage obligations. Corporate bonds consist of investment grade obligations of public corporations. Equity securities consist primarily of trust preferred stock as well as CRA, FAMC and IBBI stock. The Company does not hold any securities containing Fannie Mae or Freddie Mac equities.

The Company's financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment. Securities classified as available-for-sale, carried at fair value, were $241,851 at December 31, 2008 compared to $238,661 at December 31, 2007. The Company does not have any securities classified as trading or held-to-maturity. The Company also holds $10,711 and $10,670 of Federal Reserve and Federal Home Loan Bank stock which are classified as restricted securities as of December 31, 2008 and December 31, 2007, respectively.

As of December 31, 2008, the Company held nine pooled trust preferred securities involving three hundred issuers with a total book value of $25,200. The investments in trust-preferred securities receive principal and interest payments from several pools of subordinated capital debentures with each pool containing issuance by a minimum of twenty two banks or, in a few instances, capital notes from insurance companies. During the fourth quarter, the Company recorded a pre-tax non-cash impairment charge totaling $2,735 based upon management's determination that certain trust preferred securities with an aggregate cost of $5,800 were other than temporarily impaired. This charge largely reflects deteriorating cash flows within one of these pools and illiquidity and credit concerns within the financial markets.

Management has determined that the remaining $22,100 of trust-preferred securities is deemed to be only temporarily impaired at this time. An unrealized loss of approximately $3,300 associated with these securities has been recorded, on an after-tax basis, through stockholders' equity as a component of other comprehensive income.

Should the economic climate deteriorate from current levels, the underlying credits may experience repayment difficulty, and the level of deferrals and defaults could increase requiring additional impairment charges in future quarters. Centrue does not hold any securities containing sub-prime mortgages or Fannie Mae or Freddie Mac equities.

The following table describes the composition of securities by major category and maturity:

SECURITIES PORTFOLIO
(Dollars in Thousands)

	December 31,					
	2008		2007		2006	
	Amount	% of Portfolio	Amount	% of Portfolio	Amount	% of Portfolio
Available-for-Sale						
U.S. government agencies	16,995	7.03	103,624	43.42	126,039	43.43
U.S. government agency mortgage backed securities	143,378	59.28	47,784	20.02	69,579	23.97
States and political subdivisions	38,202	15.80	41,561	17.41	41,471	14.29
Collateralized mortgage obligations	20,004	8.27	24,077	10.09	27,237	9.39
Corporate bonds	1,928	0.80	2,741	1.15	8,764	3.02
Other securities	21,344	8.82	18,874	7.91	17,134	5.90
Total	$ 241,851	100.00%	$ 238,661	100.00%	$ 290,224	100.00%

The following table sets forth the contractual, callable or estimated maturities and yields of the debt securities portfolio as of December 31, 2008. Mortgage backed and collateralized mortgage obligation securities are included at estimated maturity.

MATURITY SCHEDULE
(Dollars in Thousands)

	Maturing								
	Within 1 Year		After 1 but Within 5 Years		After 5 but Within 10 Years		After 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
Available-for-Sale									
U.S. government agencies and corporations	560	4.881%	13,188	5.331%	3,247	6.000%	-	-%	16,995
U.S. government agency mortgage backed securities	-	-	4,324	4.697	11,987	4.804	127,067	4.846	143,378
States and political subdivisions [(1)]	3,284	5.918	26,175	5.602	3,983	6.072	4,760	5.693	38,202
Collateralized mortgage obligations	-	-	-	-	394	5.432	19,610	5.551	20,004
Collateralized debt obligations	-	-	-	-	-	-	19,848	5.380	19,848
Other securities	1,496	4.172	-	-	-	-	-	-	1,496
Corporate bonds	1,928	5.138	-	-	-	-	-	-	1,928
Total	$ 7,268		$ 43,687		$ 19,611		$171,285		$241,851

(1) Rates on obligations of states and political subdivisions have been adjusted to tax equivalent yields using a 34% income tax rate

Deposit Activities. Deposits are attracted through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more), and retirement savings plans. The Company's average balance of total deposits was $1,022,978 for 2008, representing a decrease of $40,381 or 3.8% compared with the average balance of total deposits for 2007 of $1,063,359.

The following table sets forth certain information regarding Centrue Bank's average deposits:

AVERAGE DEPOSITS
(Dollars in Thousands)

	For the Years Ended December 31,								
	2008			2007			2006		
	Average Amount	% of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid
Non-interest-bearing demand deposits	$ 114,994	11.24%	-%	$ 120,355	11.32%	-%	$ 68,650	11.49%	-%
Savings accounts	87,615	8.56	0.36	96,838	9.11	0.68	45,343	7.59	0.69
Interest-bearing demand deposits	260,801	25.50	2.03	232,031	21.82	2.84	137,106	22.94	2.33
Time, less than $100,000	343,456	33.57	4.08	387,530	36.44	4.72	137,470	23.00	4.14
Time, $100,000 or more	216,112	21.13	3.68	226,605	21.31	5.30	209,030	34.98	4.35
Total deposits	$1,022,978	100.00%	2.69%	$1,063,359	100.00%	3.53%	$ 597,599	100.00%	3.05%

As of December 31, 2008, average time deposits over $100,000 represented 21.13% of total average deposits, compared with 21.31% of total average deposits as of December 31, 2007. The Company's large denomination time deposits are generally from customers within the local market areas of its subsidiary bank and provide a greater degree of stability than is typically associated with brokered deposit customers with limited business relationships.

The following table sets forth the remaining maturities for time deposits of $100,000 or more at December 31, 2008:

TIME DEPOSITS OF $100,000 OR MORE
(Dollars in Thousands)

Maturity Range	
Three months or less	$ 150,091
Over three months through six months	31,078
Over six months through twelve months	26,202
Over twelve months	53,821
Total	$ 261,192

(IN THOUSANDS, EXCEPT SHARE DATA)

Return on Equity and Assets. The following table presents various ratios for the Company:

RETURN ON EQUITY AND ASSETS

	For the Years Ended December 31,		
	2008	2007	2006
Return on average assets	0.47%	0.85%	0.69%
Return on average equity	5.43	9.53	6.69
Average equity to average assets	8.69	8.90	10.35
Dividend payout ratio for common stock	53.71	29.17	27.05

Liquidity

The Company manages its liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, the Company utilizes other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank advances.

The Company monitors and manages its liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.

The Company classifies all of its securities as available-for-sale, thereby maintaining significant liquidity. The Company's liquidity position is further enhanced by structuring its loan portfolio interest payments as monthly and by the significant representation of retail credit and residential mortgage loans in the Company's loan portfolio, resulting in a steady stream of loan repayments. In managing its investment portfolio, the Company provides for staggered maturities so that cash flows are provided as such investments mature.

The Company's cash flows are comprised of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash flows provided by operating activities and investing activities offset by cash flows used in financing activities resulted in a net decrease in cash and cash equivalents of $16,614 from December 31, 2007 to December 31, 2008.

During 2008, the Company experienced net cash outflows of $125,410 in investing activities primarily due to large increases in loans. In contrast, net cash inflows of $90,574 were provided by financing activities due to increases in deposits and advances from the Federal Home Loan Bank and $18,222 from operating activities largely due to increases to provision and net income.

Centrue Bank's securities portfolio, federal funds sold, and cash and due from bank deposit balances serve as the primary sources of liquidity for the Company. At December 31, 2008, 28.1% of Centrue Bank's interest-bearing liabilities were in the form of time deposits of $100,000 and over. Management believes these deposits to be a stable source of funds. However, if a large number of these time deposits matured at approximately the same time and were not renewed, Centrue Bank's liquidity could be adversely affected.

(IN THOUSANDS, EXCEPT SHARE DATA)

Currently, the maturities of Centrue Bank's large time deposits are spread throughout the year, with 57.5% maturing in the first quarter of 2009, 11.9% maturing in the second quarter of 2009, 10.0% maturing in the third and fourth quarters of 2009, and the remaining 20.6% maturing thereafter. Centrue Bank monitors those maturities in an effort to minimize any adverse effect on liquidity.

At December 31, 2008, the Company's borrowings included $10,000 each for Centrue Statutory Trust II and Centrue Statutory Trust III, $19,115 payable to the Company's principal correspondent bank, $140,285 in FHLB advances, $46,306 in securities sold under agreements to repurchase and a shareholder note for $711. The note to the Company's principal correspondent bank is renewable annually, requires quarterly interest payments, and is collateralized by the Company's stock in the Bank. The shareholder note requires bi-annual payments of $100 at an imputed interest rate.

The Company's principal source of funds for repayment of the indebtedness is dividends from Centrue Bank. At December 31, 2008, approximately $3,490 was available for dividends without regulatory approval.

Contractual Obligations

The Company has entered into contractual obligations and commitments and off-balance sheet financial instruments. The following tables summarize the Company's contractual cash obligations and other commitments and off-balance sheet instruments as of December 31, 2008:

	Payments Due by Period				
Contractual Obligations	Within 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term debt	8,865	-	-	250	9,115
Long-term debt	165	2,356	2,190	6,000	10,711
Certificates of deposit	434,731	150,811	8,322	145	594,009
Operating leases	289	608	612	306	1,815
Severance payments	45	-	-	-	45
Series B Mandatory redeemable preferred stock	-	268	-	-	268
Subordinated Debentures	-	-	-	20,620	20,620
FHLB Advances	82,023	53,200	62	5,000	140,285
Total contractual cash obligations	526,118	207,243	11,186	32,321	776,868

Commitments, Contingencies, and Off-Balance Sheet Financial Instruments

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, often including obtaining collateral at exercise of the commitment. At December 31, 2008, the Company had $245,778 in outstanding loan commitments including outstanding commitments for various lines of credit. The Company also has $12,693 of standby letters of credit as of December 31, 2008. See Note 18 of the Notes to the Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

(IN THOUSANDS, EXCEPT SHARE DATA)

Capital Resources

Stockholders' Equity

The Company is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Stockholders' equity at December 31, 2008 was $115,908, a decrease of $2,968 or 2.5%, from December 31, 2007. The change in stockholders' equity was largely the result of a $4,529 decrease in accumulated other comprehensive income related to the unrealized loss on the securities portfolio. Average equity as a percentage of average assets was 8.69% at December 31, 2008, compared to 8.90% at December 31, 2007. Book value per common share equaled $19.14 at December 31, 2008, a decrease from $19.50 reported at the end of 2007.

Stock Repurchase Programs

The 2006 repurchase program was completed on July 23, 2007. The 2007 repurchase program approved on July 24, 2007 authorized the company to repurchase an additional 500,000 shares, or approximately 8% of the Company's currently issued and outstanding shares, in the open market or privately negotiated transactions over an 18 month period. This program expired on January 24, 2009.

Capital Measurements

The Company and Centrue Bank are expected to meet a minimum risk-based capital to risk-weighted assets ratio of 8%, of which at least one-half (or 4%) must be in the form of Tier 1 (core) capital. The remaining one-half (or 4%) may be in the form of Tier 1 (core) or Tier 2 (supplementary) capital. The amount of loan loss allowance that may be included in capital is limited to 1.25% of risk-weighted assets. The ratio of Tier 1 (core) and the combined amount of Tier 1 (core) and Tier 2 (supplementary) capital to risk-weighted assets for the Company was 10.0% and 12.2%, respectively, at December 31, 2008. The increase in the respective capital ratios was primarily due to the Company decreasing its Goodwill that reduces Tier 1 (core) capital and increasing its allowance for loan losses that can be used to increase Tier 2 (supplementary) capital. The Company is currently, and expects to continue to be, in compliance with these guidelines.

As of December 31, 2008, the Tier 2 risk-based capital was comprised of $13,237 in allowance for loan losses (limited to 1.25% of risk-weighted assets) and $10,000 of subordinated debt. The Series A Preferred Stock is convertible into common stock, subject to certain adjustments intended to offset the amount of losses incurred by the Company upon the post-closing sale of certain securities acquired in conjunction with a previous acquisition.

The following table sets forth an analysis of the Company's capital ratios:

RISK-BASED CAPITAL RATIOS
(Dollars in Thousands)

	December 31, 2008	December 31, 2007	December 31, 2006	Minimum Capital Ratios	Well Capitalized Ratios
Tier 1 risk-based capital	$ 105,581	$ 101,831	$ 99,869		
Tier 2 risk-based capital	23,237	10,755	10,835		
Total capital	$ 128,818	$ 112,586	$ 110,704		
Risk-weighted assets	$1,058,969	$1,102,602	$ 926,874		
Capital ratios:					
Tier 1 risk-based capital	10.0 %	9.2 %	10.8 %	4.0 %	N/A
Total risk-based capital	12.2	10.2	11.9	8.0	N/A
Leverage ratio	8.1	7.7	7.9	4.0	N/A

Impact of Inflation, Changing Prices, and Monetary Policies

The financial statements and related financial data concerning the Company have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of the Company, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the FRB.

Recent Developments

On January 9, 2009, the Company completed the sale of $32,668 of preferred stock and a warrant to purchase common stock to the United States Department of Treasury (the "U. S. Treasury") under the U. S. Treasury's Capital Purchase Program under the Emergency Economic Stabilization Act of 2008 ("EESA").

The Company issued and sold (1) 32,668 shares of Fixed Rate Cumulative Perpetual Preferred Stock Series C, liquidation preference of $1,000 per share (the "Series C Preferred Shares"), and (2) a ten-year warrant (the "Warrant") to purchase up to 508,320 shares of the Company's common stock ("Common Stock") at an exercise price of $9.64 per share or an aggregate purchase price of $4,900 in cash. Cumulative dividends on the Series C Preferred Shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years and at a rate of 9% per annum thereafter. The Company also amended the Certification of Designation for its Series B Preferred Stock to suspend, absent receipt of the U. S. Treasury's consent, the redemption rights of the Series B Preferred Stock holders until such time as the U. S. Treasury (or its assignees) ceases to own any of the Company's Series C Preferred Stock.

The securities purchase agreement, dated January 9, 2009 (the "Purchase Agreement"), between the Company and the U. S. Treasury, pursuant to which the Series C Preferred Shares and the Warrant were sold, limits the payment of dividends on the Common Stock to the current quarterly cash dividend of $0.14 per share, limits the Company's ability to repurchase its Common Stock, and subjects the Company to certain of the executive compensation limitations included in the EESA.

As a condition to the closing of the transaction, each of the Company's Senior Executive Officers (as defined in the Purchase Agreement) executed a waiver voluntarily waiving any claim against the Treasury or the Company for any changes to their compensation or benefits, as required to comply with the regulation issued by the U. S. Treasury under the TARP Capital Purchase Program. The Senior Executive Officers also acknowledged that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements (including so-called "golden parachute" agreements) as they relate to the period the U. S. Treasury holds any equity or debt securities of the Company acquired through the Capital Purchase Program.

In addition to EESA, on February 13, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted. The ARRA contains numerous provisions which modify EESA and which require additional rule making by various regulatory bodies. The precise impact of ARRA and the rules promulgated under it will become known in the coming months.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The discussion under the caption "Interest Rate Sensitivity Management" contained in Item 7 of this Form 10-K is incorporated herein by this reference.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Supplementary Data

The Supplementary Financial Information required to be included in this Item 8 is hereby incorporated by reference by Note 24 to the Notes to Consolidated Financial Statements contained herein.

Report of Independent Registered Public Accounting Firm

Audit Committee
Board of Directors and Stockholders
Centrue Financial Corporation
St. Louis, Missouri

We have audited the accompanying consolidated balance sheets of Centrue Financial Corporation ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited Centrue Financial Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report On Internal Control Over Financial Reporting as disclosed in Item 9A of Form 10-K. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centrue Financial Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Centrue Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
March 12, 2009

CENTRUE FINANCIAL CORPORATION
Consolidated Balance Sheets
December 31, 2008 and 2007 (In Thousands, Except Share and Per Share Data)

	2008	2007
ASSETS		
Cash and cash equivalents	$ 35,014	$ 51,628
Securities available-for-sale	241,851	238,661
Restricted securities	10,711	10,670
Loans	1,004,390	957,285
Allowance for loan losses	(15,018)	(10,755)
Net loans	989,372	946,530
Cash value of life insurance	27,917	26,895
Mortgage servicing rights	2,890	3,161
Premises and equipment, net	32,376	35,615
Goodwill	24,494	25,498
Intangible assets, net	9,088	11,007
Other real estate	12,723	2,937
Other assets	15,445	12,397
Total assets	$ 1,401,881	$ 1,364,999
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest-bearing	$ 118,745	$ 114,360
Interest-bearing	930,475	918,662
Total deposits	1,049,220	1,033,022
Federal funds purchased and securities sold under agreements to repurchase	46,306	44,937
Federal Home Loan Bank advances	140,285	121,615
Notes payable	19,826	13,802
Series B mandatory redeemable preferred stock	268	831
Subordinated debentures	20,620	20,620
Other liabilities	9,448	11,296
Total liabilities	1,285,973	1,246,123
Commitments and contingent liabilities	-	-
Stockholders' equity		
Series A Convertible Preferred Stock (aggregate liquidation preference of $2,762)	500	500
Common stock, $1 par value, 15,000,000 shares authorized; 7,453,555 and 7,438,110 shares issued in 2008 and 2007	7,454	7,438
Surplus	71,488	70,901
Retained earnings	62,476	60,344
Accumulated other comprehensive income (loss)	(3,590)	939
	138,328	140,122
Treasury stock, at cost, 1,425,064 shares - 2008 and 1,366,564 – 2007	(22,420)	(21,246)
Total stockholders' equity	115,908	118,876
Total liabilities and stockholders' equity	$ 1,401,881	$ 1,364,999

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006 (IN THOUSANDS, EXCEPT PER SHARE DATA)

	2008	2007	2006
Interest income			
Loans	$ 62,975	$ 69,060	$ 33,717
Securities			
Taxable	9,032	12,419	8,785
Exempt from federal income taxes	1,405	1,520	976
Federal funds sold and other	106	577	380
Total interest income	73,518	83,576	43,858
Interest expense			
Deposits	27,555	37,560	18,204
Federal funds purchased and securities sold under agreements to repurchase	760	1,881	407
Advances from the Federal Home Loan Bank	3,279	2,834	1,824
Series B Mandatory Redeemable	50	50	50
Subordinated debentures	1,272	1,688	242
Notes payable	1,028	722	624
Total interest expense	33,944	44,735	21,351
Net interest income	39,574	38,841	22,507
Provision (credit) for loan losses	8,082	675	(1,275)
Net interest income after provision for loan losses	31,492	38,166	23,782
Noninterest income			
Service charges	7,303	6,789	2,473
Trust income	750	942	858
Mortgage banking income	1,525	1,743	1,113
Brokerage commissions and fees	254	795	326
Bank owned life insurance	1,022	991	628
Gains (losses) on sales of securities	848	(29)	(104)
Other than temporary impairment on securities	(2,735)	-	-
Gain on sale of OREO	379	1,107	-
Gain on sale of other assets	1,309	-	-
Other income	2,754	3,327	1,394
	13,409	15,665	6,688
Noninterest expenses			
Salaries and employee benefits	16,283	17,635	12,181
Occupancy, net	3,598	4,043	1,714
Furniture and equipment	2,673	2,621	2,276
Marketing	1,228	1,035	697
Supplies and printing	470	653	421
Telephone	772	834	490
Data processing	1,309	1,650	788
Amortization of intangible assets	2,607	2,307	416
Other expenses	6,805	6,555	3,740
	35,745	37,333	22,723
Income from continuing operations before income taxes	9,156	16,498	7,747
Income taxes	2,766	5,175	2,145
Income from continuing operations	$ 6,390	$ 11,323	$ 5,602

(Continued)

YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006 (IN THOUSANDS, EXCEPT PER SHARE DATA)

	2008	2007	2006
Discontinued operations:			
Loss from operations of discontinued insurance unit (including loss on disposal of $452 in 2006)	-	-	(677)
Income tax benefit	-	-	(262)
Loss on discontinued operations	-	-	(415)
Net income	6,390	11,323	5,187
Preferred stock dividends	207	207	207
Net income for common stockholders	$ 6,183	$ 11,116	$ 4,980
Basic earnings per common share from continuing operations for common stockholders	$ 1.02	$ 1.75	$ 1.31
Basic earnings per common share from discontinued operations for common stockholders	-	-	(0.10)
Basic earnings per common share for common stockholders	$ 1.02	$ 1.75	$ 1.21
Diluted earnings per common share from continuing operations for common stockholders	$ 1.02	$ 1.74	$ 1.30
Diluted earnings per common share from discontinued operations for common stockholders	-	-	(0.10)
Diluted earnings per common share for common stockholders	$ 1.02	$ 1.74	$ 1.20
Dividends per common share for common stockholders	$ 0.55	$ 0.51	$ 0.48

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006 (IN THOUSANDS, EXCEPT SHARE DATA)

	Series A Convertible Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, January 1, 2006	$ 500	$ 4,684	$ 23,167	$ 48,837	$ 95	$ (11,208)	$ 66,075
Common stock dividends	-	-	-	(1,348)	-	-	(1,348)
Preferred stock dividends	-	-	-	(207)	-	-	(207)
Exercise of stock options (27,300 shares)	-	27	329	-	-	-	356
Issuance of 2,700,517 shares of common stock related to merger	-	2,701	46,611	-	-	-	49,312
Stock-based compensation	-	-	353	-	-	-	353
Purchase of 79,625 shares of treasury stock	-	-	-	-	-	(1,677)	(1,677)
Comprehensive income							
Net income	-	-	-	5,187	-	-	5,187
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	140	-	140
Total comprehensive income	-						5,327
Balance, December 31, 2006	$ 500	$ 7,412	$ 70,460	$ 52,469	$ 235	$ (12,885)	$ 118,191
Common stock dividends	-	-	-	(3,241)	-	-	(3,241)
Preferred stock dividends	-	-	-	(207)	-	-	(207)
Exercise of stock options (25,900 shares)	-	26	360	-	-	-	386
Restricted stock awards granted	-	-	(90)	-	-	90	-
Share-based compensation	-	-	171	-	-	-	171
Purchase of 409,422 shares of treasury stock	-	-	-	-	-	(8,451)	(8,451)
Comprehensive income							
Net income	-	-	-	11,323	-	-	11,323
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	704	-	704
Total comprehensive income	-	-	-	-	-	-	12,027
Balance, December 31, 2007	$ 500	$ 7,438	$ 70,901	$ 60,344	$ 939	$ (21,246)	$ 118,876

(Continued)

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006 (IN THOUSANDS, EXCEPT SHARE DATA)

	Series A Convertible Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2007	$ 500	$ 7,438	$ 70,901	$ 60,344	$ 939	$ (21,246)	$ 118,876
Common stock dividends	-	-	-	(3,321)	-	-	(3,321)
Preferred stock dividends	-	-	-	(207)	-	-	(207)
Exercise of stock options (15,445 shares)	-	16	217	-	-	-	233
Share-based compensation	-	-	370	-	-	-	370
Purchase of 58,500 shares of treasury stock	-	-	-	-	-	(1,174)	(1,174)
Cumulative effect of BOLI post-retirement liability	-	-	-	(730)	-	-	(730)
Comprehensive income							
Net income	-	-	-	6,390	-	-	6,390
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	(4,529)	-	(4,529)
Total comprehensive income	-	-	-	-	-	-	1,861
Balance, December 31, 2008	$ 500	$ 7,454	$ 71,488	$ 62,476	$ (3,590)	$ (22,420)	$ 115,908

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006 (IN THOUSANDS)

	2008	2007	2006
Cash flows from operating activities			
Net Income	$ 6,390	$ 11,323	$ 5,187
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	2,841	2,366	2,149
Amortization of intangible assets	2,607	2,307	457
Amortization of mortgage servicing rights, net	482	525	473
Amortization of bond premiums, net	534	178	165
Share based compensation	370	171	353
Gain on sale of branches	(1,107)	-	-
Loss related to sale of Wealth Management	340	-	-
Provision for loan losses	8,082	675	(1,275)
Provision for deferred income taxes	1,776	533	2,460
Earnings on bank-owned life insurance	(1,022)	(991)	(628)
Other than temporary impairment, securities	2,735	-	-
Securities losses/(gains), net	(848)	29	104
Gain on sale of assets, net	-	-	(14)
Gain on sale of real estate acquired in settlement of loans	(379)	(1,107)	-
Gain on sale of loans	(1,116)	(1,262)	(762)
Proceeds from sale of loans held for sale	72,101	82,810	49,039
Origination of loans held for sale	(70,947)	(78,296)	(47,855)
Change in assets and liabilities			
(Increase) decrease in other assets	(4,457)	1,371	(5,442)
Increase (decrease) in other liabilities	(160)	384	2,963
Net cash provided by operating activities	18,222	21,016	7,374
Cash flows from investing activities			
Proceeds from maturities and paydowns of securities available for sale	34,018	60,616	39,380
Proceeds from calls of securities available for sale	86,930	-	-
Proceeds from sales of securities available for sale	-	2,548	19,377
Purchases of securities available for sale	(133,684)	(9,838)	(38,908)
Purchase (redemption) of restricted securities	-	(2,202)	1,730
Purchase of loans	-	-	(19,513)
Net decrease (increase) in loans	(103,287)	(133,124)	32,371
Purchase of premises and equipment	(375)	(2,578)	(2,761)
Proceeds from sale of OREO	10,486	8,804	979
Cash acquired, net of cash (paid) for acquisitions	-	-	26,506
Purchase of Missouri Bank Charter	-	(581)	-
Sale of insurance unit	-	-	856
Sale of branches, net of premium received	(19,498)	-	(6,054)
Net cash provided by (used in) investing activities	(125,410)	(76,355)	53,963

(Continued)

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006 (IN THOUSANDS)

	2008	2007	2006
Cash flows from financing activities			
Net increase (decrease) in deposits	$ 68,419	$ 6,412	$ (34,853)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	1,369	8,618	7,202
Repayment of advances from the Federal Home Loan Bank	(719,332)	(58,656)	(13,514)
Proceeds from advances from the Federal Home Loan Bank	738,000	117,124	10
Payments on notes payable	(4,226)	(463)	(2,869)
Proceeds from notes payable	10,250	5,250	1,400
Redemption of subordinated debentures	-	(10,310)	-
Issuance of subordinated debentures	-	10,310	-
Dividends on common stock	(3,321)	(3,241)	(1,348)
Dividends on preferred stock	(207)	(207)	(207)
Redemption of preferred stock	563	-	-
Proceeds from exercise of stock options	233	386	356
Purchase of treasury stock	(1,174)	(8,451)	(1,677)
Net cash provided by (used in) financing activities	90,574	66,772	(45,500)
Net increase (decrease) in cash and cash equivalents	(16,614)	11,433	15,837
Cash and cash equivalents			
Beginning of year	51,628	40,195	24,358
End of year	$ 35,014	$ 51,628	$ 40,195
Supplemental disclosures of cash flow information			
Cash payments for			
Interest	$ 35,927	$ 44,417	$ 21,932
Income taxes	5,629	3,292	1,386
Transfers from loans to other real estate owned	20,075	8,776	2,743
Business Combination in 2006 (see Note 23)			

See Accompanying Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Centrue Financial Corporation (the "Company") is a bank holding company organized under the laws of the State of Delaware. On November 13, 2006, the Company (formerly known as UnionBancorp, Inc. and now known as Centrue Financial Corporation) merged with Centrue Financial Corporation (former Centrue), parent of Centrue Bank with the Company being the surviving entity in the merger. Operating results of former Centrue are included in the consolidated financial statements since the date of the acquisition. The Company provides a full range of banking services to individual and corporate customers located in markets extending from the far western and southern suburbs of the Chicago metropolitan area across Central Illinois down to the metropolitan St. Louis area. These services include demand, time, and savings deposits; business and consumer lending; and mortgage banking. Additionally, brokerage; asset management; and trust services will be provided to our customers after the sale of these product lines on a referral basis to the third party providers. The Company is subject to competition from other financial institutions and nonfinancial institutions providing financial services. Additionally, the Company and its subsidiary Centrue Bank (the "Bank") are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Basis of presentation

The consolidated financial statements include the accounts of the Company and Centrue Bank. Intercompany balances and transactions have been eliminated in consolidation.

The accompanying financial statements have been prepared in conformity with U. S. generally accepted accounting principles and with general practice in the banking industry. In preparing the financial statements, management makes estimates and assumptions based on available information that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period, and actual results could differ. The allowance for loan losses, carrying value of goodwill, value of mortgage servicing rights, deferred taxes, and fair values of financial instruments are particularly subject to change.

Assets held in an agency or fiduciary capacity, other than trust cash on deposit with Centrue Bank, are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements.

Cash flows

Cash and cash equivalents includes cash, deposits with other financial institutions with maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, repurchase agreements, and federal funds purchased.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Securities

Available-for-sale. Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available-for-sale are carried at fair value with unrealized gains or losses, net of the related income tax effect, reported in other comprehensive income. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost; the financial condition and near term prospects of the issuer; and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value. Securities are written down to fair value when a decline in fair value is not temporary.

For collateralized debt obligations, the issuer's financial condition, payment history, and ability to pay interest and repay principal according to the terms of the financial instrument, are analyzed. For multi-issuer securities, the analysis is conducted for each issuer. In analyzing an issuer's financial condition, the Company reviews relevant balance sheet, income statement and ratio information. Industry and market information are also considered. The Company considers whether the securities were issued by or have prinicipal and interest payments guaranteed by the federal government or its agencies. The Company conducts regular reviews of the bond agency ratings of securities.

Interest income is reported net of amortization of premiums and accretion of discounts. Amortization of purchase premium or discount is included in interest income. Premiums and discounts on securities are amortized over the level-field method without anticipating prepayments except for mortgage backed securities where prepayments are anticipated. Gains or losses from the sale of securities are determined using the specific identification method.

Restricted Securities. The Company owns investments in the stock of the Federal Reserve Bank, the Federal Home Loan Banks of Chicago and Des Moines (FHLB). No ready market exists for these stocks and they have no quoted market values. Federal Reserve Bank stock is redeemable at par. The Bank, as a member of the FHLB, is required to maintain an investment in the capital stock of the FHLB. The stock is redeemable at par by the FHLB and periodically evaluated for impairment. The Company's ability to redeem the shares owned is dependent on the redemption practices of the FHLB.

Loan commitments and related financial instruments

Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in the process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are sold with either servicing rights retained or servicing rights released. When retaining the servicing rights, the carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold. When selling service released, the gain or loss is determined by comparing the selling price to the value of the mortgage sold.

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes and confirms the loan balance to be uncollectible. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Concentration of Credit Risk

Most of the Company's growth and business activity with large dollar credit facilities is with customers located in St. Louis County, Missouri. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in the St. Louis County area. Additionally, the Company has a high concentration of real estate development loans.

Mortgage servicing rights

Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted SFAS No. 156 on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions.

All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with noninterest expense in the other expense line on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income which is reported on the income statement as mortgage banking income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $442, $478 and $743 for the years ended December 31, 2008, 2007 and 2006. Late fees and ancillary fees related to loan servicing are not material.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Premises and equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Building and related components are depreciated using the straight-line method with useful lives ranging from 15 to 39 years. Furniture, fixtures, and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years. The cost of maintenance and repairs is charged to income as incurred; significant improvements are capitalized.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Bank-owned life insurance

The Company has invested in bank-owned life insurance policies on key executives, for which the Company is also the beneficiary. Bank-owned life insurance is recorded at its cash surrender value or the amount that can be realized. These policies have an approximate cash surrender value of $27,917 and $26,895 at December 31, 2008 and 2007, respectively.

In accordance with EITF 06-5, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Management performs a monthly analysis to determine the current cash surrender value and adjusts the value accordingly.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. Due to the adoption of this item, the Company recorded an entry of $730 to reduce the beginning balance for retained earnings as of January 1, 2008.

Goodwill and other intangible assets

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. During 2008, impairment charges of $724 were taken in regards to the sale of the wealth management segment. See Note 2. for further details.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank, and branch company acquisitions. They are initially measured at fair value and then are amortized over their estimated useful lives, which is ten years.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Long-term assets

Premises and equipment, core deposit, and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase agreements

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Income taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred taxes and liabilities. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements.

The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense. The Company is no longer subject to examination by federal taxing authorities for the tax year 2004 and the years prior.

Earnings per share

Basic earnings per common share is net income for common stockholders divided by the weighted-average common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and Series A convertible preferred shares using the treasury stock method.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of the stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Stockholders' Equity:

Preferred stock

The Company's Certificate of Incorporation authorizes its Board of Directors to fix or alter the rights, preferences, privileges, and restrictions of 200,000 shares of preferred stock.

The Company has the following classes of preferred stock issued or authorized:

Series A Convertible Preferred Stock: The Company has authorized 2,765 shares of Series A Convertible Preferred Stock. There were 2,762.24 shares of Series A Convertible Preferred Stock issued at December 31, 2008 and 2007. Preferential cumulative cash dividends are payable quarterly at an annual rate of $75.00 per share. Dividends accrue on each share of Series A Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. The shares of Series A Preferred Stock are convertible into 172,042 common shares. Series A Preferred Stock is not redeemable for cash. Upon dissolution, winding up, or liquidation of the Company, voluntary or otherwise, holders of Series A Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by the Company that rank junior to the Series A Preferred Stock.

Series B Mandatory Redeemable Preferred Stock: The Company has authorized 1,092 shares of Series B Mandatory Redeemable Preferred Stock. There were 268 and 831 shares of Series B Mandatory Redeemable Preferred Stock issued at December 31, 2008 and 2007 respectively, which are shown in other liabilities in accordance with FASB 150. In December, 2008, 563 shares were redeemed at the shareholder's request. Preferential cumulative cash dividends are payable quarterly at an annual rate of $60.00 per share. Dividends accrue on each share of Series B Preferred Stock from the date of issuance and from day to day, thereafter, whether or not earned or declared.

Each original holder of Series B Preferred Stock (or upon such holder's death, their executor or personal representatives) will have the option, exercisable at their sole discretion, to sell, and the Company became obligated to redeem such holder's shares of Series B Preferred Stock upon the earlier to occur of the death of the respective original holder of Series B Preferred Stock or August 6, 2006. The per share price payable by the Company for such shares of Series B Preferred Stock will be equal to $1,000 per share, plus any accrued but unpaid dividends. Upon dissolution, wind up, or liquidation of the Company, voluntary or otherwise, holders of Series B Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by the Company that rank junior to the Series B Preferred Stock.

Dividend restriction

Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends that may be paid by the subsidiary bank to the holding company or by the holding company to stockholders.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Comprehensive income

Comprehensive income consists of net income and other comprehensive income elements, including the change in unrealized gains and losses on securities available-for-sale, net of tax.

Operating segments

Internal financial information is primarily reported and aggregated in the following lines of business: retail, commercial, treasury and other.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of new accounting standards

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.* This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

principles. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In January 2009, the FASB Emerging Issues Task Force finalized Issue No. 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20. This issue amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. If the fair value of an available-for-sale or held-to-maturity debt security is less than its cost basis at the measurement date, generally accepted accounting principles require that the reporting entity assess the impaired security to determine whether the impairment is other than temporary. Other-than-temporary impairments are recognized through earnings. This amendment allows for changes which include using reasonable judgment of the probability that the holder be unable to collect amounts due rather than using the EITF 99-20's previous requirement to estimate a "market participant's" view of cash flows. At December 31, 2008, the Company has applied this FSP in determining whether there is any other-than-temporary impairment in the securities portfolio.

Effect of newly issued but not yet effective accounting standards

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("FAS 141 (R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquire, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141 (R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Corporation's results of operations or financial position.

Note 2. Business Acquisitions and Divestitures

Acquisition

On November 13, 2006, the Company merged with the Centrue Financial Corporation. UnionBancorp, Inc. was the acquirer and adopted the Centrue Financial Corporation name. See Note 23 for further information.

Divestitures

On March 31, 2006, the Company completed its sale of the Mendota sales and service center to First State Bank in Mendota. At the date of the sale, the branch had approximately $6,066 in deposits.

On September 30, 2006, the Company completed its sale of its Insurance Product line to the Phoenix Group. The sale price was $1,100. The Company recorded a net loss of $452. See Note 22 for further information.

On March 28, 2008 the Company completed the sale of its Hanover and Elizabeth branches to Apple River State Bank headquartered in Apple River, Illinois. Apple River assumed approximately $22,700 in deposits and acquired $14,700 in loans, and $401 in premises and equipment. The net gain on the sale was $482.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 2. Business Acquisitions and Divestitures (Continued)

On June 6, 2008 the Company completed the sale of its Manlius and Tampico branches to Peoples National Bank headquartered in Kewanee, Illinois. Peoples National assumed approximately $29,500 in deposits and acquired $17,600 in loans and $214 in premises and equipment. The net gain on the sale was $629.

On August 29, 2008 the Company completed the sale of its Asset Management product line to Vezzetti Capital Management. There was no gain or loss recorded on this transaction.

On September 18, 2008 the Company completed the sale of its brokerage product line. The net loss on sale was $29.

On September 15, 2008 the Company entered into an agreement to sell its Trust unit of their Wealth Management division to Hometown National Bank headquartered in LaSalle, Illinois. The Definitive Purchase and Assumption Agreement entered into calls for Hometown to purchase the customers associated with this product line. The transaction was completed on January 23, 2009. There was no gain or loss recorded related with this sale.

Management has analyzed on a overall basis the impact of the above divestitures on an individual and aggregate basis and determined that per FAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, that the results for the asset divestitures is immaterial to the Company as a whole and does not require them to be reported as discontinued operations on the financial statements.

Note 3. Securities

The fair value of securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	December 31, 2008		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agencies	$ 16,995	$ 482	$ -
States and political subdivisions	38,202	530	(194)
U.S. government agency mortgage-back securities	143,378	1,148	(887)
Collateralized mortgage obligations	20,004	53	(1,453)
Equity securities	1,496	-	(75)
Collateralized debt obligations	19,848	-	(5,400)
Corporate	1,928	7	(70)
	$ 241,851	$ 2,220	$ (8,079)

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 3. Securities (Continued)

	December 31, 2007 Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agencies	$ 103,624	$ 1,415	$ (14)
States and political subdivisions	41,561	501	(13)
U.S. government agency mortgage-back securities	47,784	287	(106)
Collateralized mortgage obligations	24,077	68	(100)
Equity securities	1,601	105	-
Collateralized debt obligations	17,273	-	(609)
Corporate	2,741	9	(10)
	$ 238,661	$ 2,385	$ (852)

Sales and calls of securities available-for-sale were as follows:

	Years Ended December 31, 2008	2007	2006
Proceeds from calls	$ 86,930	$ -	$ -
Proceeds from sales	-	2,548	19,377
Realized gains	848	11	19
Realized losses	-	(40)	(123)
OTTI impairment	(2,735)	-	-

The tax benefit (provision) related to these net realized gains and losses were $329, $(11), and $40, respectively.

The fair values of securities classified as available-for-sale at December 31, 2008, by contractual maturity, are shown below. Securities not due at a single maturity date, including mortgage-backed securities, collateralized mortgage obligations, and equity securities are shown separately.

Fair Value

Due in one year or less	$ 3,845
Due after one year through five years	39,362
Due after five years through ten years	7,230
Due after ten years	24,608
U.S. government agency mortgage-backed securities	143,378
Collateralized mortgage obligations	20,004
Equity and corporate securities	3,424
	$ 241,851

The Company held callable securities with carrying value of $43,839 and an amortized cost basis of $55,179 as of December 31, 2008 and with a carrying value of $129,870 and an amortized cost basis of $128,803 at December 31, 2007.

Securities with carrying values of approximately $193,038 and $182,415 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law. At year end 2008 and 2007, there were no holdings of securities of any one issuer, other than the U.S. Government agencies in an amount greater than 10% of stockholders' equity.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 3. Securities (Continued)

The Company does not have any securities classified as trading or held-to-maturity.

Securities with unrealized losses not recognized in income are as follows presented by length of time individual securities have been in a continuous unrealized loss position:

December 31, 2008	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies	$ -	$ -	$ -	$ -	$ -	$ -
State and political subdivisions	7,284	(194)	-	-	7,284	(194)
U.S. government agency mortgage-backed securities	59,742	(796)	3,245	(91)	62,987	(887)
Collateralized mortgage obligations	16,385	(1,453)	-	-	16,385	(1,453)
Equities	-	-	1,496	(75)	1,496	(75)
Collateralized debt obligations	7,579	(2,524)	12,269	(2,876)	19,848	(5,400)
Corporate	1,423	(70)	-	-	1,423	(70)
Total temporarily impaired	$ 92,413	$ (5,037)	$ 17,010	$ (3,042)	$ 109,423	$ (8,079)

December 31, 2007	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies	$ -	$ -	$ 8,015	$ (14)	$ 8,015	$ (14)
State and political subdivisions	1,385	(9)	549	(4)	1,934	(13)
U.S. government agency mortgage-backed securities	15,096	(72)	5,890	(34)	20,986	(106)
Collateralized mortgage obligations	4,657	(100)	-	-	4,657	(100)
Equities	-	-	-	-	-	-
Collateralized debt obligations	17,273	(609)	-	-	17,273	(609)
Corporate	976	(9)	765	(1)	1,741	(10)
Total temporarily impaired	$ 39,387	$ (799)	$ 15,219	$ (53)	$ 54,606	$ (852)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic and market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 4. Loans

The major classifications of loans follow:

	December 31, 2008	December 31, 2007
Commercial	$ 169,721	$ 191,748
Commercial real estate	633,773	509,162
Real estate	192,829	205,940
Real estate loans held for sale related to secondary mortgage market activities	2,143	2,181
Loans held for sale related to pending branch sales	-	38,600
Installment	5,267	8,106
Other	657	1,548
	$ 1,004,390	$ 957,285

As discussed in Note 2, the Company sold four branches during 2008. For 2007, a total of $38,600 of loans, as indicated in the above table, were included in the sale.

An analysis of activity in the allowance for loan losses follows:

	Years Ended December 31, 2008	2007	2006
Balance at beginning of year	$ 10,755	$ 10,835	$ 8,362
Acquired in merger	-	-	4,767
Provision (credit) for loan losses	8,082	675	(1,275)
Recoveries	287	812	665
Loans charged off	(4,106)	(1,567)	(1,684)
Balance at end of year	$ 15,018	$ 10,755	$ 10,835

The following table presents data on impaired loans:

	December 31, 2008	2007	2006
Year-end impaired loans for which an allowance has been provided	$ 36,754	$ 5,502	$ 4,915
Year-end impaired loans for which no allowance has been provided	1,880	5,923	16,450
Total impaired loans	$ 38,634	$ 11,425	$ 21,365
Allowance for loan loss allocated to impaired loans	$ 8,357	$ 2,350	$ 1,562
Average recorded investment in impaired loans	19,156	14,246	14,514
Interest income recognized from impaired loans	1,760	1,047	620
Cash basis interest income recognized from impaired loans	1,803	1,052	730

Due to the economic conditions facing many of its customers, the Company determined that there were $24,800 of loans that were classified as impaired but were considered to be performing loans at December 31, 2008. This resulted in the increase in impaired loans as of December 31, 2008.

In November 2006, the Company completed its merger with the former Centrue Financial Corporation. As part of this merger, the Company's loan portfolio increased by $436,460 and the allowance for loan losses increased $4,767. Within the loans acquired were nonaccrual loans of $10,230. The increase in impaired loans with no allocated allowance in the prior year is a direct result of the loans acquired in the merger being recorded upon acquisition at their fair value.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 4. Loans (Continued)

Nonperforming loans were as follows:

	December 31, 2008	December 31, 2007
Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	10,318	4,090

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Loans made to executive officers, directors, and their affiliates during 2008 were as follows:

Balance at December 31, 2007	$ 15,979
New loans, extensions, and modification	10,250
Repayments	(15,080)
Effect of changes in composition of related parties	92
Balance at December 31, 2008	$ 11,241

Note 5. Fair Value

Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs to reflect a reporting entity's own assumptions about the assumptions that market participants would use to price and asset or liability.

The fair values of securities available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). If the securities could not be priced using quoted market prices, observable market activity or comparable trades, the financial market was considered not active and the assets were classified as Level 3. The assets included in Level 3 are trust preferred CDO's. These securities were historically priced using Level 2 inputs. In 2008, the decline in the level of observable inputs and market activity for trust preferred CDOs by the measurement date was significant and resulted in unreliable external pricing. As such, these investments are now considered Level 3 inputs and are priced using an internal model. Information such as historical and current performance of the underlying collateral, deferral/default rates, collateral coverage ratios, break in yield calculations, cash flow projections, liquidity and credit premiums required, and financial trend analysis with respect to the individual issuing financial institutions and insurance companies are utilized in determining individual security valuations. Due to market conditions as well as the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 5. Fair Value (continued)

At year-end 2008, seven collateralized debt obligations have unrealized losses with aggregate depreciation of 29% from the Company's cost basis. These unrealized losses have existed for less than three months and relate principally to the banking sector. Although three of the instruments have shown stress as a result of the weakened economy, the rating agencies still have them rated at investment grade. However for four of the instruments, the rating agencies have downgraded them below investment grade. In analyzing the issuer's financial condition, management considers industry analysts' reports, financial performance and projected target prices of investment analysts within a specified time frame. Based on the Company's FAS115 analysis at December 31, 2008, the Company determined that one instrument had a break in yield such that not all of the contractual principal and interest payments would be received. Thus, the Company recognized a pre-tax impairment charge of $2,735 for the other-than-temporary decline in value.

Assets and liabilities measured at fair value are summarized below:

		Fair Value measurements at December 31 Using		
	December 31, 2008	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets and Liabilities on a recurring basis				
Assets:				
Available-for-sale securities	$ 241,851	$ -	$ 222,003	$ 19,848

The table below presents a reconciliation of income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for year ended December 31, 2008.

	Securities Available for Sale
Beginning balance, January 1, 2008	$ -
Transfers into Level 3 as of September 30, 2008	21,910
Total gains or losses (realized/unrealized) included in earnings	
Interest income on securities	-
Security impairment	(2,735)
Other changes in fair value	
Gains (losses) on sales of securities	-
Included in other comprehensive income	673
Ending Balance, December 31, 2008	$ 19,848

Note 5. Fair Value (continued)

	December 31, 2008	Fair Value measurements at December 31 Using Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets and Liabilities on a nonrecurring basis				
Assets:				
Impaired loans	$ 28,397	$ -	$ 28,397	$ -

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $36,754 with a valuation allowance of $8,357, resulting in an additional provision for loan losses of $5,351 for the period.

The majority of our impaired loans are collateralized by real estate. The carrying values for these real estate secured impaired loans was based upon information in independent appraisals obtained on the underlying collateral.

The methods and assumptions used to estimate fair value are described as follows:

The carrying amount is the estimated fair value for cash and due from banks, federal funds sold, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on the methods described above. The carrying value and fair value of the subordinated debentures issued to capital trusts are estimated using market data for similarly risk weighted items to value them. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The fair value of loans held for sale is based on market quotes. The fair value of debt and redeemable stock is based on current rates for similar financing. It was not practicable to determine the fair value of the restricted securities due to restrictions placed on its transferability. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 5. Fair Value (continued)

The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 35,014	$ 35,014	$ 51,628	$ 51,628
Securities	241,851	241,851	238,661	238,661
Restricted Securities	10,711	N/A	10,670	N/A
Net Loans	989,372	994,010	946,530	952,096
Accrued interest receivable	5,547	5,547	7,517	7,517
Financial liabilities				
Deposits	1,049,220	1,050,795	1,033,022	1,037,151
Federal funds purchased and securities sold under agreements to repurchase	46,306	46,306	44,937	44,937
Federal Home Loan Bank Advances	140,285	141,430	121,615	121,667
Notes payable	19,826	18,921	13,802	13,802
Subordinated debentures	20,620	18,031	20,620	20,468
Series B mandatory redeemable preferred stock	268	268	831	831
Accrued interest payable	4,230	4,230	6,213	6,213

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the earnings potential of the trust operations, the trained work force, customer goodwill, and similar items.

Note 6. Loan Sales and Servicing

Loans held for sale at year end related to our secondary mortgage market activities are as follows:

	December 31,	
	2008	2007
Loans held for sale	$ 2,143	$ 2,181
Less: Allowance to adjust to lower of cost or market	-	-
Loans held for sale, net	$ 2,143	$ 2,181

The following summarizes the secondary mortgage market activities:

	Years Ended December 31,		
	2008	2007	2006
Proceeds from sales of mortgage loans	$ 72,101	$ 82,810	$ 49,039
Gain on sales of mortgage loans	$ 1,116	$ 1,262	$ 762

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 6. Loan Sales and Servicing (continued)

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans are summarized as follows:

	December 31,	
	2008	2007
Federal Home Loan Mortgage Corporation	$ 104,115	$ 120,359
Federal National Mortgage Association	226,193	239,031
IHDA	1,738	1,731
	$ 332,046	$ 361,121

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $2,240 and $2,397 at December 31, 2008 and 2007, respectively.

Following is an analysis of the changes in originated mortgage servicing rights:

	Years Ended December 31,		
	2008	2007	2006
Balance at beginning of year	$ 3,161	$ 3,510	$ 2,533
Acquired in merger	-	-	1,300
Originated mortgage servicing rights	211	176	150
Amortization	(482)	(525)	(473)
Balance at end of year	$ 2,890	$ 3,161	$ 3,510

In November, 2006, the Company merged with the former Centrue Financial Corporation. As part of this merger, the Company recorded $1,300 of mortgage servicing rights at the fair market value on the date of the merger and added $139,167 of loan balances to its servicing portfolio.

Management periodically evaluates assets for impairment. For purposes of measuring impairment, servicing assets are stratified by loan type. Impairment is recognized if the carrying value of servicing assets exceeds the fair value of the stratum. The fair value of capitalized mortgage servicing rights was $3,000 and $3,400 at December 31, 2008 and 2007, respectively. Fair value was determined using discount rates ranging from 9.5% to 17.0% and prepayment speeds ranging from 14.7% to 17.1% depending on the stratification of the specific right.

Estimated amortization expense for each of the next five years is as follows:

2009	$ 505
2010	485
2011	465
2012	450
2013	425

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 7. Premises and Equipment

Premises and equipment consisted of:

	December 31, 2008	December 31, 2007
Land	$ 9,878	$ 10,261
Buildings	23,183	24,573
Furniture and equipment	22,113	24,049
Construction in process	193	114
	55,367	58,997
Less accumulated depreciation	22,991	23,382
	$ 32,376	$ 35,615

As discussed in Note 2, the Company completed the sale of four branches during 2008. A total of $615 of Premises and Equipment was included with those sales.

During 2008, the Company disposed of three buildings and abandoned leasehold improvements related to an exited lease contract. These actions resulted in a $492 decrease of Premises and Equipment during the period.

Note 8. Goodwill and Intangible Assets

Goodwill

Goodwill initially recorded is subject to the completion of the valuation of assets acquired and liabilities assumed. Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations and adjustments to initial estimates recorded for transaction costs or exit liabilities. Goodwill is not amortized but is subject to impairment tests on at least an annual basis. The Company's annual goodwill impairment test showed no impairment existed at December 31, 2008. However, if the economy remains stressed and bank stocks remain out of favor, goodwill impairment might occur in the future.

The change in balance of goodwill during the year is as follows:

	December 31, 2008	December 31, 2007
Beginning of year	$ 25,498	$ 25,396
Goodwill impairment due to sale of Wealth Management	(724)	-
Goodwill allocated to Brokerage & Asset Management sale	(280)	-
Merger related adjustments	-	102
End of year	$ 24,494	$ 25,498

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 8. Goodwill and Intangible Assets (Continued)

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	$ 14,124	$ 5,617	$ 14,124	$ 3,735
Other customer relationship intangibles	-	-	60	23
Missouri charter	581	-	581	-
Total	$ 14,705	$ 5,617	$ 14,765	$ 3,758

The core deposit intangible asset recorded in the 2006 merger with Centrue Financial Corporation was $13,035. Aggregate amortization expense was $ 1,883, $2,307, and $457 for 2008, 2007, and 2006.

Estimated amortization expense for subsequent years is as follows:

2009	$ 1,538
2010	1,257
2011	1,029
2012	951
2013	951
Thereafter	2,781

Note 9. Deposits

Deposit account balances by type are summarized as follows:

	December 31, 2008	December 31, 2007
Non-interest-bearing demand deposit	$ 118,745	$ 114,360
Savings, NOW, and money market accounts	336,466	350,023
Time deposits of $100 or more	261,192	201,318
Other time deposits	332,817	367,321
	$ 1,049,220	$ 1,033,022

As discussed in Note 2, the Company sold four branches during 2008. A total of $52,200 of deposits were sold in conjunction with these sales.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

Year	Amount
2009	$ 434,730
2010	141,685
2011	9,127
2012	3,819
2013	4,503
Thereafter	145
	$ 594,009

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 9. Deposits (Continued)

Time certificates of deposit in denominations of $100 or more mature as follows:

	December 31, 2008	December 31, 2007
3 months or less	$ 150,091	$ 90,329
Over 3 months through 6 months	31,078	33,475
Over 6 months through 12 months	26,202	50,022
Over 12 months	53,821	27,492
	$ 261,192	$ 201,318

Deposits from principal officers, directors and their affiliates at year end 2008 and 2007 were $1,587 and $1,412.

Note 10. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying value of $27,106 and $44,937 at year-end 2008 and 2007. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2008	2007
Average daily balance during the year	$ 33,157	$ 39,447
Average interest rate during the year	1.60%	4.21%
Maximum month-end balance during the year	42,581	46,958
Weighted average interest rate at year-end	0.51%	3.52%

Note 11. Subordinated Debentures

The Company has two $10,000 trust preferred issuances that were issued in April 2004 and April 2007 in cumulative trust preferred securities through special-purpose trusts Centrue Statutory Trust II (Trust II) and Centrue Statutory Trust III (Trust III). The proceeds of the offerings were invested by the trusts in junior subordinated deferrable interest debentures of Trust II and Trust III totaling $20,620. Trust II and Trust III are wholly-owned subsidiaries of the Company, and their sole assets are the junior subordinated deferrable interest debentures.

Distributions are cumulative and are payable quarterly at a variable rate of 2.65% over the LIBOR rate of 1.87% for Trust II and a 6.67% fixed rate for Trust III, respectively, (at a rate of 4.52% and 6.67% at December 31, 2008) per annum of the stated liquidation amount of $1,000 per preferred security. The interest rate for the Trust III debentures is fixed for five years and then transitions to a variable rate that is 1.65% over the LIBOR rate. Interest expense on the trust preferred securities was $1,272 and $1,688 for the years ended December 31, 2008 and 2007. The interest can be deferred at the option of the Company. The obligations of the trust are fully and unconditionally guaranteed, on a subordinated basis, by the Company.

The trust preferred securities for the Trust II are redeemable upon the maturity of the debentures on April 22, 2034, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 22, 2009. The trust preferred securities for Trust III are redeemable upon the maturity of the debentures on April 19, 2037, or to the extent of any earlier redemption of any debentures by the Company,

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 11. Subordinated Debentures (Continued)

and are callable beginning April 19, 2012. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company's indebtedness and senior to the Company's capital stock. For regulatory purposes, the trust preferred securities qualify as Tier 1 capital subject to certain provisions.

In accordance with FASB interpretation 46R, the trusts are not consolidated with the Company's consolidated financial statements, but rather the subordinated debentures are shown as a liability and the Company's investment in the common stock for the trusts of $620 is included in other assets.

Note 12. Borrowed Funds

At December 31, 2008 and 2007, $75,000 and $8,000 of Federal Home Loan Bank advances have various call provisions. The Company maintains a collateral pledge agreement covering secured advances whereby the Company had specifically pledged $165,077 of first mortgage loans on improved residential and mixed use farm property free of all other pledges, liens, and encumbrances (not more than 90 days delinquent). The Company has four variable rate advances, two at 0.45% and two at 0.55% at year-end 2008 and no advances at year-end 2007. The remaining advances are at fixed rates ranging from 0.50% to 4.90%. The scheduled maturities of advances from the Federal Home Loan Bank at December 31, 2008 and 2007 are as follows:

	2008		2007	
Year	Average Interest Rate	Amount	Average Interest Rate	Amount
2008	-%	-	4.30	103,344
2009	0.61	82,023	3.78	5,002
2010	4.50	5,200	4.50	5,202
2011	2.78	48,000	4.90	3,001
2012	-	-	-	-
2013	4.61	62	-	-
Thereafter	4.37	5,000	4.37	5,066
	1.63%	$ 140,285	4.30%	$ 121,615

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 12. Borrowed Funds (Continued)

Notes payable consisted of the following at December 31, 2008 and 2007:

	2008	2007
Revolving credit loan ($25,000) from Bank of America; interest due quarterly at the higher of 90-day LIBOR plus 2.50% or a floor of 5.00%. The balance is due on March 31, 2009; secured by 100% of the stock of Centrue Bank.	$ 8,865	$ 12,864
Term note ($250) from Bank of America; interest due quarterly at the 90-day LIBOR plus 2.95%. The balance is due at maturity of March 31, 2015; secured by 100% of the stock of Centrue Bank.	250	-
Subordinated debt note ($10,000) from Bank of America; interest due quarterly at the 90-day LIBOR plus 2.95%. The balance is due at maturity of March 31, 2015; the debt is unsecured and intended to qualify as tier II capital for regulatory purposes.	10,000	-
A promissory note to an individual related to the purchase of the Howard Marshall Agency. The original amount of the note was $376. The note was entered into on November 1, 2003 and carries an interest rate of 5%. The note requires monthly installment payments of principal and interest and matured on November 1, 2008.	-	70
A note to an individual related to a prior acquisition. The original amount was $2,000. The note was entered into on October 23, 2002 and carries as imputed interest of 5.25%. The note matures on October 24, 2012.	711	868
	$ 19,826	$ 13,802

On March 31, 2008, the Company entered into a new loan agreement with Bank of America which provides for up to an aggregate principal amount of $35,250 in borrowings. The loan agreement consists of three credit facilities. The first credit facility consists of a $25,000 secured revolving line of credit which matures on March 31, 2009. The second credit facility consists of a $250 secured term facility, which will mature in March 31, 2015. The third credit facility consists of $10,000 in subordinated debt, which also matures in March 31, 2015. The interest rate on the term and subordinated debt credit facilities is three month LIBOR plus 295 basis points. The interest rate on the revolving credit facility is three month LIBOR plus 250 basis points. Repayment of each of the three credit facilities is interest only on a quarterly basis, with the principal amount of the loan due at maturity. The revolving and term credit facilities are secured by a pledge of the stock of Centrue Bank. The subordinated debt credit facility is unsecured and is intended to qualify as Tier II capital for regulatory purposes. The loan agreement contains customary covenants, including but not limited to, Centrue Bank's maintenance of its status as well-capitalized, Centrue Bank's minimum return on average assets on an annual basis of 0.50%, Centrue Bank's maximum nonperforming assets to primary capital below 20%, and Centrue Bank's minimum loan loss reserves to total loans of 1.00%. The Company is using these credit facilities for general working capital purposes. The loan agreement contains no penalty for early repayment of either the revolving credit facility or the subordinated debt credit facility. As of December 31, 2008, the outstanding balance on these lines is $19,115 and the Company was in compliance with all covenants.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 12. Borrowed Funds (Continued)

Information concerning borrowed funds is as follows:

	Years Ended December 31, 2008	2007	2006
Federal Funds Purchased			
Year-end balance	$ 19,200	$ -	$ -
Maximum month-end balance during the year	35,700	15,100	12,000
Average balance during the year	8,991	1,282	1,884
Weighted average interest rate for the year	2.54%	5.83%	5.25%
Weighted average interest rate at year end	0.45%	N/A	N/A
Advances from the Federal Home Loan Bank			
Maximum month-end balance during the year	$ 140,285	$ 121,615	$ 63,165
Average balance during the year	119,800	69,202	46,487
Weighted average interest rate for the year	2.74%	4.41%	3.92%
Weighted average interest rate at year end	1.69%	4.30%	4.25%
Notes Payable			
Maximum month-end balance during the year	$ 24,016	$ 13,802	$ 10,846
Average balance during the year	19,628	11,107	9,081
Weighted average interest rate for the year	5.24%	6.68%	6.93%
Weighted average interest rate at year end	5.77%	6.65%	6.36%

Note 13. Income Taxes

Income taxes consisted of:

	Years Ended December 31, 2008	2007	2006
Federal			
Current	$ 4,182	$ 4,264	$ (690)
Deferred	(1,911)	225	2,322
	2,271	4,489	1,632
State			
Current	661	378	113
Deferred	(166)	308	138
	495	686	251
	$ 2,766	$ 5,175	$ 1,883

The Company's income tax expense differed from the statutory federal rate of 34% as follows:

	Years Ended December 31, 2008	2007	2006
Expected income taxes	$ 3,113	$ 5,609	$ 2,404
Income tax effect of			
Interest earned on tax-free investments and loans	(646)	(736)	(394)
Nondeductible interest expense incurred to carry tax-free investments and loans	82	112	50
Nondeductible amortization	40	-	-
State income taxes, net of federal tax benefit	327	453	166
State income tax refund	-	-	(18)
Earnings on Bank owned life insurance	(329)	(337)	(214)
Deductible merger expenses	-	-	(98)
Stock option expense	53	29	105
Nondeductible meals and health club dues	45	-	-
Other	81	45	(118)
	$ 2,766	$ 5,175	$ 1,883

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 13. Income Taxes (Continued)

The significant components of deferred income tax assets and liabilities consisted of:

	December 31,	
	2008	2007
Deferred tax assets		
Allowance for loan losses	$ 5,830	$ 4,175
Other than temporary impairment on securities	1,061	-
Deferred compensation, other	459	208
Stock based expense	154	91
Net operating loss carryforwards	1,233	1,456
Securities available for sale	2,269	-
Deferred tax asset arising from merger	-	87
Total deferred tax assets	11,006	6,017
Deferred tax liabilities		
Depreciation	$ (662)	$ (545)
Adjustments arising from acquisitions	(1,701)	(1,110)
Mortgage servicing rights	(1,122)	(1,227)
Securities available-for-sale	-	(594)
Federal Home Loan Bank dividend received in stock	(787)	(787)
Deferred loan fees & costs	(573)	(642)
Other	(373)	(265)
Total deferred tax liabilities	(5,218)	(5,170)
Valuation allowance on NOL carryforwards	(370)	(370)
Net deferred tax assets	$ 5,418	$ 477

The Federal net operating loss is related to the acquisition of the Illinois Community Bancorp, Inc. transaction. The NOL expires in 2021 thru 2024. The NOL can be used at a rate of $159 per year. Due to Section 382 limitations, any unused amounts that cannot be used will expire. Thus, the valuation allowance was established. See Note 23 for further information related to the merger.

Note 14. Benefit Plans

The Company's Employee Stock Ownership Plan ("the Plan") covered all full-time employees who had completed six months of service and have attained the minimum age of twenty and one-half years. As of October 1, 2006, the Company terminated this plan and began the process of distributing the assets of the plan to participants. All of the Plan assets had been distributed to the participants as of March 31, 2007. The Plan no longer owns shares of the Company's common stock. The Company expensed all cash contributions made to the Plan. Contributions were $1 and $165, for the years ended December 31, 2007 and 2006.

The Company has a 401(k) salary reduction plan (the 401(k) plan) covering substantially all employees. Eligible employees may elect to make tax deferred contributions up to annual IRS contribution limits under the company safe harbor plan status. In 2008, the Company contributed 3% of employee wages to all eligible participants regardless of whether and to what extent the employee elected a salary deferral.

Contributions to the 401(k) plan are expensed currently and approximated $439, $456 and $427 for the years ended December 31, 2008, 2007, and 2006.

During 2008, the Company has entered into certain non-qualified deferred compensation agreements with members of the senior management team and other select individuals deemed to meet the criteria of "top

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 14. Benefit Plans (Continued)

hat" plan participants. The Company may make discretionary matching contributions with a respect to a portion of the participant's deferral. Additionally, the Company continues its non-qualified deferred compensation plan for the directors. These agreements, which are subject to the rules of 409(a), relate to the voluntary deferral of compensation received. The accrued liability as of December 31, 2008 and 2007 is $703 and $90. For 2008, the company match for the employees deferred compensation plan was $89. A portion of the benefit is subject to forfeiture if the employee willfully leaves employment or employment is terminated for cause as defined in these agreements.

Note 15. Share Based Compensation

In 1999, the Company adopted the 1999 Option Plan. Under the 1999 Option Plan, nonqualified options may be granted to employees and eligible directors of the Company and its subsidiaries to common stock at 100% of the fair market value on the date the option is granted. The Company has authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and are 100% fully vested. The options have an exercise period of ten years from the date of grant. There are 9,250 shares available to grant under this plan.

In April 2003, the Company adopted the 2003 Option Plan. Under the 2003 Option Plan, as amended on April 24, 2007, nonqualified options, incentive stock options, and/or stock appreciation rights may be granted to employees and outside directors of the Company and its subsidiaries to purchase the Company's common stock at an exercise price to be determined by the executive and compensation committee. Pursuant to the 2003 Option Plan, 570,000 shares of the Company's unissued common stock have been reserved and are available for issuance upon the exercise of options and rights granted under the 2003 Option Plan. The options have an exercise period of ten years from the date of grant. There are 209,000 shares available to grant under this plan.

In addition to the Company plans described above, in conjunction with the merger with Centrue Financial Corporation, all outstanding options at Centrue Financial were converted into options to acquire Company common stock, as adjusted for the exchange ratio. Following the merger, no additional options are issuable under any of the former Centrue plans.

The Company awarded 5,000 restricted common stock awards in November, 2006 that were available under the restricted stock portion of the plan. The restricted shares were issued out of treasury shares with an aggregate grant date fair value of $90. The awards were granted using the fair value as the last sale price as quoted on the NASDAQ Stock Market on the date of grant of $18.03. The awarded shares vest at a rate of 20% of the initially awarded amount per year, beginning on the first anniversary date of the award, and are contingent upon continuous service by the recipient through the vesting date.

The compensation cost that has been charged against income for the stock options portion of the Equity Incentive Plan was $352, $151 and $353 for 2008, 2007 and 2006. The compensation cost that has been charged against income for the restricted stock portion of the Equity Incentive Plan was $18 and $20 for 2008 and 2007.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. (Employee and management options are tracked separately.) The expected term of options granted is based on historical data and represents the period of

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 15. Share Based Compensation (Continued)

time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The fair value of options granted was determined using the following weighted-average assumptions as of grant date:

	2008	2007	2006
Fair value	$ 3.36 - 3.69	$ 4.41 - 4.65	$ 4.89
Risk-free interest rate	2.75 - 2.95%	4.06 - 4.95%	5.14%
Expected option life (years)	6	6	6
Expected stock price volatility	23.91 - 24.07%	23.33 - 23.67%	23.45%
Dividend yield	2.79 - 2.95%	2.57 - 2.64%	2.47%

During 2008, options were granted on two separate dates (February 7 and April 23). Therefore a range of values have been shown. During 2007, options were granted at three separate dates (January 31, April 24, and October 30). Therefore a range of values have been shown in the table above.

A summary of the status of the option plan for 2008 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at beginning of year	574,024	$ 18.71		
Granted	138,000	17.96		
Exercised	(15,445)	16.17		
Forfeited	(61,060)	20.25		
Outstanding at end of year	635,519	$ 18.68	4.6 years	$ -
Vested or expected to vest	627,419	18.69	4.5 years	$ -
Exercisable at year end	455,519	$ 18.72	4.2 years	$ -

Options outstanding at year-end 2008 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 11.25 - 11.75	46,381	1.6 years	46,381	$ 11.60
14.25 - 18.63	249,338	4.6 years	161,338	16.43
19.03 - 23.31	339,800	5.1 years	247,800	21.55
	635,519	4.6 years	455,519	$ 18.72

Note 15. Share Based Compensation (Continued)

Information related to the stock option plan during each year follows:

	2008	2007	2006
Intrinsic value of options exercised	$ -	$ 184	$ 250
Cash received from option exercises	233	337	281
Tax benefit realized from option exercises	-	49	75
Weighted average of fair value of options granted	3.47	4.53	4.89

As of December 31, 2008, there was $613 of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3.56 years. As of December 31, 2008, there was $52 of total unrecognized compensation cost related to non-vested shares awarded under the restricted stock plan. The cost is expected to be recognized over a weighted-average period of 2.89 years.

Note 16. Earnings Per Share

A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31 is presented below (shares in thousands). The Convertible Preferred Stock is antidilutive for all years presented and has not been included in the diluted earnings per share calculation. In addition, options to purchase 555,877 shares, 294,200 shares and 244,200 shares of common stock were outstanding for 2008, 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price and, therefore, were antidilutive.

	2008	2007	2006
Basic earnings per share			
Income from continuing operations available to common stockholders	$ 6,183	$ 11,116	$ 5,395
Net loss from discontinued operations available to common stockholders	-	-	(415)
Net income available to common stockholders	$ 6,183	$ 11,116	$ 4,980
Weighted average common shares outstanding	6,034	6,342	4,119
Basic earnings per common share from continuing operations	$ 1.02	$ 1.75	$ 1.31
Basic earnings per common share from discontinued operations	-	-	(0.10)
Basic earnings per common share	$ 1.02	$ 1.75	$ 1.21

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 16. Earnings Per Share (Continued)

	2008	2007	2006
Diluted earnings per share			
Weighted average common shares outstanding	6,034	6,342	4,119
Add dilutive effect of assumed exercised stock options	8	38	45
Weighted average common and dilutive potential shares outstanding	6,042	6,380	4,164
Diluted earnings per common share from continuing operations	$ 1.02	$ 1.74	$ 1.30
Diluted earnings per common share from discontinued operations	-	-	(0.10)
Diluted earnings per common share	$ 1.02	$ 1.74	$ 1.20

Note 17. Regulatory Matters

The Company and Centrue Bank are subject to regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Centrue Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Centrue Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2008 and 2007, that the Company and Centrue Bank meet all of the capital adequacy requirements to which they were subject.

As of December 31, 2008, the most recent notification from the corresponding regulatory agency categorized Centrue Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Centrue Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed Centrue Bank's categories.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 17. Regulatory Matters (Continued)

	Actual		To Be Adequately Capitalized		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital (to risk-weighted assets)						
Centrue Financial	$ 128,818	12.2%	$ 84,575	8.0%	N/A	N/A
Centrue Bank	135,297	12.8	84,880	8.0	106,100	10.0
Tier I capital (to risk-weighted assets)						
Centrue Financial	$ 105,581	10.0	42,288	4.0	N/A	N/A
Centrue Bank	122,013	11.5	42,440	4.0	63,660	6.0
Tier I leverage ratio (to average assets)						
Centrue Financial	$ 105,581	8.1	52,120	4.0	N/A	N/A
Centrue Bank	122,013	9.4	51,998	4.0	64,997	5.0
As of December 31, 2007						
Total capital (to risk-weighted assets)						
Centrue Financial	$ 112,586	10.2%	$ 88,208	8.0%	N/A	N/A
Centrue Bank	120,489	11.0	87,633	8.0	109,541	10.0
Tier I capital (to risk-weighted assets)						
Centrue Financial	$ 101,831	9.2	44,104	4.0	N/A	N/A
Centrue Bank	109,734	10.0	43,816	4.0	65,725	6.0
Tier I leverage ratio (to average assets)						
Centrue Financial	$ 101,831	7.7	52,983	4.0	N/A	N/A
Centrue Bank	109,734	8.3	52,983	4.0	66,229	5.0

The Company's ability to pay dividends is dependent on the subsidiary bank, which is restricted by various laws and regulations. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years subject to the capital requirements described above. During 2009, the Bank could, without prior approval, declare dividends of approximately $3,490 plus any 2009 net profits retained to the date of the dividend declaration.

Note 18. Commitments, Contingencies, and Credit Risk

In the normal course of business, there are various contingent liabilities outstanding, such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claim.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 18. Commitments, Contingencies, and Credit Risk (Continued)

Centrue Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The contractual amounts of these instruments reflect the extent of involvement in particular classes of financial instruments.

Centrue Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. Centrue Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk are as follows:

	Standby Letters of Credit	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates On Fixed Rate Commitments
Commitments					
December 31, 2008	$ 12,693	$ 197,104	$ 48,674	$ 258,471	3.25% - 18.00%
December 31, 2007	$ 9,568	$ 236,215	$ 26,073	$ 271,856	2.25% - 18.00%

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For commitments to extend credit, Centrue Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable; inventory; property, plant, and equipment; and income producing commercial properties.

Standby letters of credit are conditional commitments issued by Centrue Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers. The standby letters of credit are unsecured.

The Company has employment agreements with certain executive officers and certain other management personnel. These agreements generally continue until terminated by the executive or the Company and provide for continued salary and benefits to the executive under certain circumstances. The agreements provide the employees with additional rights if there is a change of control of the Company.

The Company leases certain branch properties under operating leases. Rent expense was $326, $333, and $148 for 2008, 2007 and 2006. Rent commitments, before considering renewal options that generally are present, were as follows:

2009	$ 289
2010	302
2011	306
2012	306
2013	306
Thereafter	306
Total	$ 1,815

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 19. Condensed Financial Information - Parent Company Only

Condensed financial information for Centrue Financial Corporation follows:

Balance Sheets (Parent Company Only)

	December 31,	
ASSETS	2008	2007
Cash and cash equivalents	$ 991	$ 1,779
Securities available for sale	2,332	2,711
Investment in subsidiary	153,362	148,182
Other assets	841	2,214
	$ 157,526	$ 154,886

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31,	
LIABILITIES	2008	2007
Notes payable	$ 19,826	$ 13,732
Mandatory redeemable preferred stock	268	831
Subordinated debentures	20,620	20,620
Other liabilities	904	827
	41,618	36,010
Stockholders' equity	115,908	118,876
	$ 157,526	$ 154,886

Income Statements (Parent Company Only)

	Years Ended December 31,		
	2008	2007	2006
Dividends from subsidiary	$ 8,528	$ 7,661	$ 6,813
Interest income	202	334	44
Other income	10	(122)	8
Interest expense	2,348	2,454	910
Other expense	1,567	912	1,066
Income tax benefit	(1,365)	(1,189)	(900)
Equity in undistributed earnings of subsidiary (dividends in excess of earnings)	200	5,627	(602)
Net income	6,390	11,323	5,187
Less dividends on preferred stock	207	207	207
Net income on common stock	$ 6,183	$ 11,116	$ 4,980

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 19. Condensed Financial Information - Parent Company Only (Continued)

Statements of Cash Flows (Parent Company Only)

	Years Ended December 31,		
	2008	2007	2006
Cash flows from operating activities			
Net income	$ 6,390	$ 11,323	$ 5,187
Adjustments to reconcile net income to net cash provided by operating activities			
Undistributed earnings of subsidiary	(200)	(5,627)	602
Decrease (increase) in other assets	(468)	159	(309)
Increase (decrease) in other liabilities	2,076	12	692
Net cash provided by operating activities	7,798	5,867	6,172
Cash flows from investing activities			
Purchases of premises and equipment	-	-	-
Capital infusion to subsidiary	(10,000)	-	-
Sales and maturities	-	1,018	-
Investment in subsidiary	-	-	-
Net cash provided by (used in) investing activities	(10,000)	1,018	-
Cash flows from financing activities			
Net increase (decrease) in notes payable	$ (3,906)	$ 4,866	$ (1,550)
Issuance of subordinated debt	10,000		
Dividend paid on common stock	(3,321)	(3,241)	(1,347)
Dividend paid on preferred stock	(207)	(207)	(207)
Proceeds from exercise of stock options	233	386	357
Stock option expense	352	(61)	(352)
Purchase of preferred stock	(563)	-	-
Purchase of treasury stock	(1,174)	(8,361)	(1,677)
Net cash provided by (used in) financing activities	1,414	(6,618)	(4,776)
Net increase (decrease) in cash and cash equivalents	(788)	267	1,396
Cash and cash equivalents			
Beginning of year	1,779	1,512	116
End of year	$ 991	$ 1,779	$ 1,512

Note 20. Other Comprehensive Income

Changes in other comprehensive income components and related taxes are as follows:

	Years Ended December 31,		
	2008	2007	2006
Change in unrealized gains on securities available-for-sale	$ (9,279)	$ 1,120	$ 125
Other than temporary impairment on securities	2,735	-	-
Reclassification adjustment for losses (gains) recognized in income	(848)	29	104
Net unrealized gains	(7,392)	1,149	229
Tax expense	(2,863)	445	89
Other comprehensive income (loss)	$ (4,529)	$ 704	$ 140

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 21. Segment Information

The Company utilizes an internal reporting and planning process that focuses on lines of business (LOB). The reportable segments were determined by the products and services offered, primarily distinguished between retail, commercial, treasury, wealth management, and other operations. Loans and deposits generate the revenues in the commercial segments; deposits, loans, secondary mortgage sales and servicing generates the revenue in the retail segment; investment income generates the revenue in the treasury segment; brokerage and trust services generate the revenue in the wealth management segment; and holding company services and discontinued operations associated with the sale of the insurance segment generate the revenue in the operations & other segment. The "net allocations" line represents the allocation of the costs that are overhead being spread to the specific segments. With the sale of the Insurance unit, the results for Insurance were reclassified into the Operations & Other segment from the Wealth Management segment.

The accounting policies used with respect to segment reporting are the same as those described in the summary of significant accounting policies set forth in Note 1. Segment performance is evaluated using net income.

Information reported internally for performance assessment follows:

	Retail Segment	Commercial Segment	Treasury Segment	Wealth Management	Other Operations	Continuing Operations
2008						
Net interest income (loss)	$ 13,232	$ 26,679	$ 2,985	$ (35)	$ (3,287)	$ 39,574
Other revenue	11,796	1,316	(1,886)	999	1,184	13,409
Other expense	11,911	2,746	195	991	14,303	30,146
Noncash items						
Depreciation	1,749	7	-	21	1,215	2,992
Provision for loan losses	-	8,082	-	-	-	8,082
Other intangibles	1,882	-	-	725	-	2,607
Net allocations	1,731	11,478	1,533	777	(15,519)	-
Income tax expense	2,559	1,875	(208)	(511)	(949)	2,766
Segment profit (loss)	5,196	3,807	(421)	(1,039)	(1,153)	6,390
Goodwill	11,927	12,404	-	163	-	24,494
Segment assets	255,028	803,069	277,597	162	66,025	1,401,881

	Retail Segment	Commercial Segment	Treasury Segment	Wealth Management	Other Operations	Continuing Operations
2007						
Net interest income (loss)	$ 12,971	$ 26,826	$ 1,446	$ 72	$ (2,474)	$ 38,841
Other revenue	8,938	1,832	(22)	1,892	3,025	15,665
Other expense	11,429	3,214	218	1,654	15,321	31,836
Noncash items						
Depreciation	1,769	16	-	16	1,389	3,190
Provision for loan losses	43	632	-	-	-	675
Other intangibles	2,303	-	-	4	-	2,307
Net allocations	2,645	11,579	1,651	835	(16,710)	-
Income tax expense	1,228	4,362	(147)	(180)	(88)	5,175
Segment profit (loss)	2,492	8,855	(298)	(365)	639	11,323
Goodwill	11,910	12,421	-	1,167	-	25,498
Segment assets	306,156	741,861	268,484	1,289	47,209	1,364,999

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 21. Segment Information (Continued)

	Retail Segment	Commercial Segment	Treasury Segment	Wealth Management	Other Operations	Continuing Operations
2006						
Net interest income (loss)	$ 8,464	$ 14,476	$ 537	$ 260	$ (1,230)	$ 22,507
Other revenue	3,999	571	(105)	1,295	928	6,688
Other expense	6,349	2,550	267	1,483	9,118	19,767
Noncash items						
Depreciation	1,049	12	-	8	1,476	2,545
Provision for loan losses	325	(1,600)	-	-	-	(1,275)
Other intangibles	343	-	-	1	67	411
Net allocations	2,198	6,819	1,047	530	(10,594)	-
Income tax expense	726	2,398	(291)	(154)	(534)	2,145
Segment profit (loss)	1,473	4,868	(591)	(313)	165	5,602
Goodwill	11,834	12,395	-	1,167	-	25,396
Segment assets	240,872	686,495	328,481	1,330	25,847	1,283,025

Note 22. Discontinued Operations

On September 30, 2006, the Company sold its Insurance business unit of its Wealth Management segment to the Phoenix Group for $1,200. In accordance with FASB Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("FAS 144") the results of operations of the insurance division are reflected in the Company's statements of income for 2006 as "discontinued operations." The loss on sale of the insurance unit of $452 and related tax benefit of $175 are included in discontinued operations as of December 31, 2006. Additionally, approximately $1,030 of goodwill and intangibles attributed to the Insurance unit on the Company's balance sheet were written off as a result of this transaction and factored into the loss on the sale of the discontinued operations.

	(Unaudited) December 31, 2006
Net interest income	$ (5)
Noninterest income	976
Noninterest expense	1,196
Loss from discontinued operations before income taxes	(225)
Loss on disposal	(452)
Benefit for taxes	(262)
Net income (loss) from discontinued operations	$ (415)

Note 23. Business Combination

On November 13, 2006, the Company (formerly known as UnionBancorp, Inc. now known as Centrue Financial Corporation) merged with Centrue Financial Corporation (former Centrue), parent of Centrue Bank with the Company being the surviving entity in the merger. Operating results of former Centrue are included in the consolidated financial statements since the date of the acquisition. As a result of this merger, the Company increased its market share in the northern and central Illinois markets, expanded its customer base to enhance deposit fee income, marketed additional products and services to new customers and reduced operating costs through economies of scale.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 23. Business Combination (Continued)

The aggregate purchase price was $49,316, $4 in cash and $49,312 in common stock. The value of the 2,701 common shares issued was determined using the market price multiplied by the exchange rate of 1.2. The purchase price resulted in approximately $19,086 of goodwill, and $13,035 in core deposit and customer relationship intangible. The intangible asset(s) will be amortized over 10 years, using an accelerated method. Goodwill will not be amortized but instead it will be evaluated periodically each year for impairment.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$ 26,506
Securities available-for-sale	125,756
Loans	431,692
Goodwill	19,086
Premises and equipment, net	20,701
Core deposit and other intangibles	13,035
Other assets	14,795
Total assets acquired	651,571
Deposits	(523,630)
Other liabilities	(78,625)
Total liabilities assumed	(602,255)
Net assets acquired	$ 49,316

The following table presents pro forma information as if the acquisition had occurred at the beginning of 2006. The pro forma information includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

	(Unaudited) December 31, 2006
Net interest income	$ 39,127
Net income	$ 4,228
Basic earnings per share	$ 0.98
Diluted earnings per share	$ 0.97

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 24. Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2008 Three Months Ended				Year Ended December 31, 2007 Three Months Ended			
	Dec. 31	Sep. 30	June 30	March 31	Dec. 31	Sep. 30	June 30	March 31
Total interest income	$ 17,045	$ 17,831	$ 18,460	$ 20,182	$ 21,549	$ 21,561	$ 20,653	$ 19,813
Total interest expense	7,160	7,849	8,456	10,479	11,606	11,477	11,162	10,490
Net interest income	9,885	9,982	10,004	9,703	9,943	10,084	9,491	9,323
Provision for loan losses	5,225 *	1,225	866	766	449	-	226	-
Noninterest income	585	3,594	4,292	4,938	3,850	4,367	4,194	3,254
Noninterest expense	8,086	8,122	9,221	10,316	8,908	8,631	9,846	9,948
Income (loss) before income taxes	(2,841)	4,229	4,209	3,559	4,436	5,820	3,613	2,629
Income tax expense (benefit)	(1,282)	1,430	1,504	1,114	1,356	1,982	1,107	730
Net income	(1,559)	2,799	2,705	2,445	3,080	3,838	2,506	1,899
Preferred stock dividend	51	52	52	52	51	52	52	52
Net income (loss) for common stockholders	$ (1,610) *	$ 2,747	$ 2,653	$ 2,393	$ 3,029	$ 3,786	$ 2,454	$ 1,847
Basic earnings (loss) per share	$ (0.27)	$ 0.46	$ 0.44	$ 0.40	$ 0.49	$ 0.60	$ 0.38	$ 0.29
Diluted earnings (loss) per share	$ (0.27)	$ 0.46	$ 0.44	$ 0.39	$ 0.49	$ 0.60	$ 0.38	$ 0.28

(*) For the fourth quarter 2008, the Company reported a net loss of $1,600 or $0.27 per diluted share compared to net income of $3,100 or $0.49 per diluted share earned in the fourth quarter 2007. The Company's fourth quarter performance reflects significantly higher provision for loan losses and non-cash impairment charges related to trust preferred securities. These results are largely reflective of continued deterioration of general economic conditions and the extraordinary volatility in the securities markets experienced in the fourth quarter 2008.

Note 25. Subsequent Event (Unaudited)

In response to the financial crises affecting the financial markets and the banking system, on October 3, 2008, the President signed into law the Emergency Economic Stabilization Act of 2008 ("EESA"). Among other things, the EESA establishes a $700 billion Troubled Asset Relief Program ("TARP"). Under the TARP, the United States Department of the Treasury ("Treasury") has authority, among other things, to purchase mortgages, mortgage-backed securities, capital stock, and other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, the Treasury announced several initiatives under the TARP intended to help stabilize the banking industry, including a voluntary Capital Purchase Program ("CPP") designed to encourage qualifying financial institutions to build capital. Under the CPP, the Treasury may purchase up to $250 billion of senior preferred shares from eligible financial institutions on standardized terms with attached warrants to purchase common stock.

On December 4, 2008, the Treasury notified the Company that it had received preliminary approval to participate in the CPP. Pursuant to the receipt of preliminary approval and execution of the related agreements, on January 9, 2009, the Company received $32,668 from the sale of preferred shares to the Treasury as part of the CPP.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 25. Subsequent Event (Unaudited) (Continued)

In exchange for the $32,668, the Company issued to the Treasury a total of 32,668 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C, at an initial fixed dividend rate of 5% with a $1,000 per share liquidation preference and a warrant to purchase up to 508,320 shares of the Company's common stock at an exercise price of $9.64 per share. Both the preferred shares and the warrants are accounted for as components of the Company's regulatory Tier 1 capital.

The net proceeds were temporarily invested in government sponsored mortgage-backed securities pending future deployment.

Responsive to the environment at the time, on February 24, 2009, the Company's Board of Directors announced a reduction in its quarterly common stock dividend from $0.14 per share to $0.7 per share. Since the Company elected to participate in the CPP, its ability to increase quarterly common stock dividends above $0.14 per share will be subject to the applicable restrictions of this program for three years following the sale of the preferred stock.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. An evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Act")) was carried out as of December 31, 2008, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and several other members of our senior management. Our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports we file or submit under the Act is (i) accumulated and communicated to our management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Internal Control Over Financial Reporting. Management of Centrue Financial Corporation ("the Company") is responsible for establishing and maintaining an effective system of internal control over financial reporting. The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company's systems of internal control over financial reporting as of December 31, 2008. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2008, the Company maintained effective internal control over financial reporting based on those criteria.

The Company's independent registered public accounting firm that audited the financial statements that included in this annual report on Form 10-K, has issued an audit report on the Company's internal control over financial reporting. The attestation report of Crowe Horwath, LLP appears on page 55.

Changes in Internal Control Over Financial Reporting. During the quarter ended December 31, 2008, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information beginning on page 2 of the Company's 2009 Proxy Statement under the caption "Election of Directors", on page 10 of the 2009 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Compliance," on page 27 under the caption "Audit Committee Financial Expert" and on page 6 under the caption "Code of Ethics" is incorporated herein by reference. The Company's executive officers are identified under the caption "Executive Officers" contained in Part I of this report.

The Audit Committee of the Company's Board of Directors is an "audit committee" for purposes of section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Messrs. Mark L. Smith, Chair, Walter E. Breipohl, Randall E. Ganim and Scott C. Sullivan.

Item 11. Executive Compensation

The information beginning on page 6 under the caption "Compensation of Directors", pages 11 through 25 of the 2009 Proxy Statement under the caption "Compensation Discussion and Analysis," page 11 under the caption "Executive & Compensation Committee Interlocks," and "Report of Executive & Compensation Committee" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information on pages 8 through 10 of the 2009 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management".

The following table summarizes information about our equity compensations plans by type as of December 31, 2008.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)
Equity compensation plans approved by stockholders (1)	630,369	$ 18.7060	209,000
Equity compensation plan not approved by stockholders (2)	5,150	$ 16.0625	-
Total	635,519	$ 18.6845	209,000

(1) Includes shares issuable under the 1993 Stock Option Plan and shares issuable under the 2003 Stock Option Plan. The 1993 Stock Option Plan terminated April 12, 2003; therefore, no further stock options will be issued under this Plan. Also includes shares issuable under the pre-merger Centrue Equity Compensation plans. These plans were terminated as a result of the merger; therefore, no further stock options will be issued under these plans.

(2) Includes shares issued under the 1999 Non-qualified Stock Option Plan, The Company authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and vested in three years. The options have an exercise period of ten years from the date of grant.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information on page 25 of the 2009 Proxy Statement under the caption "Transactions with Management" and on page 2 under the caption "Election of Directors" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information on page 25 of the 2009 Proxy Statement under the caption "Accountant Fees" is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Index to Financial Statements

The index to Financial Statements is contained in Item 8, appearing on page 49 of this Form 10-K.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not required or applicable, or the required information is shown in the Consolidated Financial Statements or the notes thereto.

(a)(3) Schedule of Exhibits

The Exhibit Index which immediately follows the signature pages to this Form 10-K is incorporated herein by reference.

(b) Exhibits

The exhibits required to be filed with this Form 10-K are included with this Form 10-K and are located immediately following the Exhibit Index to this Form 10-K.

(c) Financial Statement Schedules

The response to this portion of Item 15 is submitted as a separate section of this report.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 13, 2009.

CENTRUE FINANCIAL CORPORATION

By: /s/ Thomas A. Daiber
Thomas A. Daiber
President and Principal Executive Officer

By: /s/ Kurt R. Stevenson
Kurt R. Stevenson
Senior Executive Vice President and Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 13, 2009

/s/ Richard J. Berry
Richard J. Berry
Director

/s/ Walter E. Breipohl
Walter E. Breipohl
Director

/s/ Thomas A. Daiber
Thomas A. Daiber
Director

/s/ Randall E. Ganim
Randall E. Ganim
Director

/s/ Michael A. Griffith
Michael A. Griffith
Director

/s/ Michael J. Hejna
Michael J. Hejna
Director

/s/ Dennis J. McDonnell
Dennis J. McDonnell
Director

/s/ John A. Shinkle
John A. Shinkle
Director

/s/ Mark L. Smith
Mark L. Smith
Director

/s/ Scott C. Sullivan
Scott C. Sullivan
Director

Centrue Financial Corporation

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 10-K

Exhibits

3.1(i) Restated Certificate of Incorporation of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

3.1 (2) Certificate of Amendment to Amended and Restated Certificate of Incorporation [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on January 14, 2009].

3.2 Bylaws of the Company [incorporated by reference from Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2007].

4.1 Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

4.2 Certificate of Designation, Preferences and Rights of Series B Preferred Stock of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

4.3 Certificate of Designation, Preferences and Rights of Series C Preferred Stock of the Company [incorporated by reference from Exhibit 3.2 to Current Report on Form 8-K filed on January 14, 2009].

4.4 Specimen Common Stock Certificate [incorporated by reference from Exhibit 4.3 to Annual Report on Form 10-K for this year ended December 31, 2006].

4.5 Warrant for 508,320 shares of Common Stock issued to U. S. Treasury [incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K filed on January 14, 2009].

10.1 Registration Agreement dated August 6, 1996, between the Company and each of Wayne W. Whalen and Dennis J. McDonnell [incorporated by reference from Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].

10.2 Loan Agreement between the Company and Bank of America dated March 31, 2008 [incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on April 3, 2008].

10. 3 Centrue Financial Corporation 1999 Nonqualified Stock Option Plan [incorporated by reference from Exhibit 10.1 to the registration statement on Form S-8 filed by the Company on December 10, 1999 (File No. 333-92549)].

10.4 Centrue Financial Corporation 2000 Incentive Compensation Plan [incorporated by reference from Exhibit 10.1 to Centrue's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed with the SEC on November 13, 2001].

10.5 Centrue Financial Corporation Amended and Restated 2003 Stock Option Plan [incorporated by reference from Centrue's 2007 Proxy Statement].

10.6 Form of Stock Option Agreements [incorporated by reference from Exhibit 10.2 and 10.3 to Form 10-Q for the Quarter Ended March 31, 2007]

10.7 Thomas A. Daiber Employment Agreement [incorporated by reference from Current Report on Form 8-K filed on July 7, 2006 (appears as Exhibit F-1 to Exhibit 2.1)].

10.8 Kurt R. Stevenson Employment Agreement [incorporated by reference from Current Report on Form 8-K filed on July 7, 2006 (appears as Exhibit F-3 to Exhibit 2.1)]

10.9 Amendment to Kurt R. Stevenson Employment Agreement [incorporated by reference from Exhibit 2.2 to Current Report on Form 8-K filed on November 17, 2006].

10.10 Donald M. Davis Employment Agreement [incorporated by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2007].

10.11 Roger D. Dotson Employment Agreement [incorporated by reference from Exhibit 10.11 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.12 Steven E. Flahaven Employment Agreement [incorporated by reference from Exhibit 10.12 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.13 Heather M. Hammitt Employment Agreement [incorporated by reference from Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.14 Kenneth A. Jones Employment Agreement [incorporated by reference from Exhibit 10.14 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.15 Diane F. Leto Employment Agreement [incorporated by reference from Exhibit 10.15 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.16 Michael A. O'Gorman Employment Agreement [incorporated by reference from Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.17 Ricky R. Parks Employment Agreement [incorporated by reference from Exhibit 10.17 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.18 Everett J. Solon Employment Agreement [incorporated by reference from Exhibit 10.18 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.19 Non-employee Directors' Deferred Compensation Plan [filed herewith].

10.20 Kankakee Bancorp, Inc. 1992 Stock Option Plan [incorporated by reference from Schedule 14A for the 1993 Annual Meeting of Stockholders of former Centrue Financial Corporation (Filer No. 001-15025)].

10.21 Kankakee Bancorp, Inc. 2003 Director Short Term Incentive Plan [incorporated by reference from Exhibit 10.1 to Form S-8 (Registration No. 333-104913) of former Centrue Financial Corporation (Filer No. 001-15025) filed on May 1, 2003].

10.22 Kankakee Bancorp, Inc. 2003 Stock Incentive Plan [incorporated by reference from Appendix B to Schedule 14A filed on March 14, 2003 of former Centrue Financial Corporation (Filer No. 001-15025)].

10.23 Indenture dated April 22, 2004 between the Company and U.S. Bank, N.A. [incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2004 of former Centrue Financial Corporation (Filer No. 001-150250].

10.24 Indenture dated April 19, 2007 between the Company and Wilmington Trust Company [filed herewith].

10.25 Executive Deferred Compensation Plan [filed herewith].

10.26 Amendment #1 to Thomas A. Daiber Employment Agreement [incorporated by reference from Exhibit 10.1 to Current Report on 8-K filed on January 5, 2009].

10.27 Amendment #1 to Kurt R. Stevenson Employment Agreement [incorporated by reference from Exhibit 10.2 to Current Report on 8-K filed on January 5, 2009].

10.28 Amendment #1 to Donald M. Davis Employment Agreement [incorporated by reference from Exhibit 10.3 to Current Report on 8-K filed on January 5, 2009].

10.29 2008 Amendment to Employment Agreement (Steven E. Flahaven) [incorporated by reference from Exhibit 10.4 to Current Report on 8-K filed on January 5, 2009].

10.30 2008 Amendment to Employment Agreement (Heather H. Hammitt) [incorporated by reference from Exhibit 10.5 to Current Report on 8-K filed on January 5, 2009].

10.31 2008 Amendment to Employment Agreement (Kenneth A. Jones) [incorporated by reference from Exhibit 10.6 to Current Report on 8-K filed on January 5, 2009].

10.32 2008 Amendment to Employment Agreement (Diane F. Leto) [incorporated by reference from Exhibit 10.7 to Current Report on 8-K filed on January 5, 2009].

10.33 2008 Amendment to Employment Agreement (Roger D. Dotson) [incorporated by reference from Exhibit 10.8 to Current Report on 8-K filed on January 5, 2009].

10.34 2008 Amendment to Employment Agreement (Everett J. Solon) [incorporated by reference from Exhibit 10.9 to Current Report on 8-K filed on January 5, 2009].

10.35 2008 Amendment to Employment Agreement (Ricky R. Parks) [incorporated by reference from Exhibit 10.10 to Current Report on 8-K filed on January 5, 2009].

14.1 Code of Ethics [filed herewith].

21.1 Subsidiaries of Centrue Financial Corporation.

23.1 Consent of Independent Registered Public Accounting Firm.

31.1. Certification of Thomas A. Daiber, the Company's Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Kurt R. Stevenson, the Company's Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from the Company's President and Principal Executive Officer.

32.2* Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from the Company's Senior Executive Vice President and Principal Financial and Accounting Officer.

* This certification is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas A. Daiber, President and Principal Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Centrue Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ Thomas A. Daiber
Thomas A. Daiber
President and Principal Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kurt R. Stevenson, Senior Executive Vice President and Principal Financial and Accounting Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Centrue Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ Kurt R. Stevenson
Kurt R. Stevenson
Senior Executive Vice President and Principal Financial and Accounting Officer

EXHIBIT 32.1

The following certification is provided by the undersigned President and Principal Executive Officer of Centrue Financial Corporation on the basis of such officer's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

In connection with the Annual Report of Centrue Financial Corporation (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on March 13, 2009 (the "Report"), I, Thomas A. Daiber, President and Principal Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas A. Daiber
Name: Thomas A. Daiber
Title: President and
Principal Executive Officer
Date: March 13, 2009

EXHIBIT 32.2

The following certification is provided by the undersigned Senior Executive Vice President and Principal Financial and Accounting Officer of Centrue Financial Corporation on the basis of such officer's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

In connection with the Annual Report of Centrue Financial Corporation (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on March 13, 2009 (the "Report"), I, Kurt R. Stevenson, Senior Executive Vice President and Principal Financial and Accounting Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kurt R. Stevenson
Name: Kurt R. Stevenson
Title: Senior Executive Vice President and
Principal Financial and Accounting Officer
Date: March 13, 2009

Board of Directors

Richard J. Berry
Attorney
Myers, Berry, O'Conor & Kuzma, Ltd.

Walter E. Breipohl
Owner/Broker
Walter E. Breipohl & Company

Thomas A. Daiber
President & Chief Executive Officer
Centrue Bank

Randall E. Ganim
President
Ganim, Meder, Childers & Hoering, P.C.

Michael A. Griffith
Self-employed Investor

Michael J. Hejna
President and Chief Executive Officer
Gundaker Commercial Group, Inc.

Dennis J. McDonnell
Chairman
McDonnell Investment
Management, LLC

John A. Shinkle
Senior Vice President
Stifel Nicolaus & Company, Inc.

Mark L. Smith
President
Smith, Koelling, Dykstra
and Ohm, P.C.

Scott C. Sullivan
Attorney
Williams McCarthy LLP

Executive Officers

President & CEO
Thomas A. Daiber

Senior Executive Vice President & CFO
Kurt R. Stevenson

Executive Vice Presidents
Robert L. Davidson
Roger D. Dotson
Steven E. Flahaven
Heather M. Hammitt
Kenneth A. Jones
Diane F. Leto
Mary Jane Raymond

Market Presidents
Donald M. Davis
Rick R. Parks
Everett J. Solon



Officers

Senior Vice Presidents
Scott A. Dallman
Brian M. Davies
Marc N. Kingry
John C. Kirts
Dena L. Pakenham
Richard G. Towers
Robert L. Young

Vice Presidents
Kevin W. Alsvig
James M. Bartoloni
Timothy B. Ethington
Rodney G. Hewitt
Tricia L. Kilburn-Zehr
Bobbi J. Kinkade
Rebecca E. Klostermann
John G. Mendoza
Reynold R. Nolan
Jason R. Penman
Terry L. Ralston
Daniel B. Robben
Bryce A. Roderick
Daniel J. Sabol
Steven J. Sendelbach
Richard L. Tschudin
Gregory S. Tullis
J. Andrew Warden
Martin E. Woodrome

Assistant Vice Presidents
JoEllyn Andersen
Mary Lee Cox
Suzanne Fechter
Theresa F. Gudowicz
Sarah B. Lucas
Diane Martin
Michelle A. Null
Michael W. Osmond
Paula A. Pfeifer
Mary Jo Simpson
Diane D. Stilson
Brenda M. Trump
Kathy A. Vaira
Jennifer D. Voss
Erin M. Wahl
Sally A. Wissen

Officers
Anna M. Antonelli
Pamela S. Brown
R. Marlene Burnside
Marisa L. Dominic
Nicole M. Elliott
Elisabeth A. Faford
Sharon R. Haggard
Pamela D. Harris
Carol J. Harrison
Michelle A. Jackson
Marsha D. Madsen
Anthony Martinez
LaQuesha D. Mendez
Kathy S. Missel
Barbara A. Otzenberger
Tammi M. Peacock
Tracy A. Ritko
Beverly A. Soltwedel



Illinois Locations

Aviston
101 S. Page St.

Belleville
525 W. Main St.

Bourbonnais
680 S. Main St.

Bradley
980 N. Kinzie Ave.

Braidwood
180 N. Front St.

Champaign
1001 S. Neil St.

Coal City
660 S. Broadway St.

Diamond
1275 E. Division St.

Dwight
302 W. Mazon Ave.

Effingham
1300 N. Keller Dr.

Fairview Heights
303 Fountains Pkwy.

Herscher
654 N. Park Rd.

Kankakee
310 S. Schuyler Ave.

Manteno
310 Section Line Rd.

Momence
200 W. Washington St.

Ottawa
122 W. Madison St.
721 Columbus St.
400 Etna Rd.

Peru
1311 Shooting Park Rd.

Plano
15 W. South St.

Princeton
601 S. Main St.
1839 N. Main St.

Sandwich
202 Indian Springs Dr.

St. Rose
18001 St. Rose Rd.

Streator
201 E. Main St.
24 Danny's Dr.

Yorkville
208 E. Veterans Pkwy.

Missouri Location

Clayton
7700 Bonhomme

Corporate Information

Corporate Office:
Centrue Financial Corporation
7700 Bonhomme Avenue
St. Louis, MO 63105

Investor Relations:
Centrue Financial Corporation
122 West Madison Street
Ottawa, IL 61350
815-431-2720 Telephone
815-431-2820 Fax

Transfer Agent:
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602

For additional information about Centrue Financial Corporation, please visit our website:
www.centrue.com



Galena
Rockford
90
Schaumburg
Elgin
Aurora
Naperville
88
39
Joliet
280
80
Princeton
Peru
Ottawa
57
74
Streator
55
Kankakee
Peoria
Pekin
155
Bloomington
Illinois
Danville
Champaign
67
36
Springfield
Decatur
57
Effingham
70
Fairview Heights
40
Clayton
Aviston
Belleville
64

28 Full Service Banking Locations Throughout Illinois and Missouri Conveniently Located to Serve Customers.

For a complete list of location hours, visit our website at www.centrue.com

Centrue
Financial Corporation

www.centrue.com
1-800-452-6045